Filed Pursuant to Rule 424(b)(5)
Registration No. 333-140859

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $2.50 per share	150,00,000	$15.00	$2,250,000,000	$125,550

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 23, 2007)

130,434,783 Shares

The Dow Chemical Company

Common Stock

We are selling 66,666,683 shares of our common stock, and the selling stockholders named in this prospectus supplement are selling 63,768,100 shares of our common stock. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Certain selling stockholders named in this prospectus supplement have granted the underwriters an option to purchase up to 19,565,217 additional shares to cover over-allotments.

Our common stock is listed on the New York Stock Exchange under the symbol “DOW.” The last reported closing price of our common stock on the New York Stock Exchange on May 6, 2009 was $15.19 per share.

Investing in our common stock involves risks that are described under “Risk Factors” beginning on page S-14.

	Per Share	Total
Public offering price	$15.00	$1,956,521,745
Underwriting discount	$0.50625	$66,032,609
Proceeds, before expenses, to us	$14.49375	$966,250,237
Proceeds, before expenses, to the selling stockholders	$14.49375	$924,238,899

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on May 12, 2009.

Joint Book-Running Managers

Morgan Stanley	Citi
Merrill Lynch & Co.	HSBC

Co-Managers

ABN AMRO Incorporated	Deutsche Bank Securities	Mitsubishi UFJ Securities	Mizuho Securities USA Inc.

Santander Investment	Scotia Capital	BNY Mellon Capital Markets, LLC

May 6, 2009.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

Neither we, the selling stockholders nor the underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted.

You should not assume that the information contained or incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates on the front of this prospectus supplement or the accompanying prospectus, or the date on the report incorporated by reference or the information contained therein, as the case may be.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is comprised of two parts. The first part is this prospectus supplement, which contains the terms of this offering of common stock by us and the selling stockholders and other information. The second part is the accompanying prospectus dated February 23, 2007, which is part of our Registration Statement on Form S-3 (No. 333-140859) and contains more general information, some of which does not apply to this offering.

This prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in this prospectus supplement.

No person is authorized to give any information or to make any representation that is different from, or in addition to, those contained or incorporated by reference into this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference into this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or an invitation on our behalf or on behalf of the underwriters or any of them, to subscribe to or purchase any shares of the common stock, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

In this prospectus supplement, unless otherwise stated or the context otherwise requires, references to “Dow,” “we,” “us,” “our,” and “Company” refer to The Dow Chemical Company and its consolidated subsidiaries, which, prior to April 1, 2009, did not include Rohm and Haas Company and its subsidiaries and, since April 1, 2009, has included Rohm and Haas Company and its subsidiaries. References to “TDCC” refer to The Dow Chemical Company excluding its subsidiaries. References to “Rohm and Haas” refer to Rohm and Haas Company and its consolidated subsidiaries. The term “selling stockholders” refers, collectively, to the selling stockholders named in this prospectus supplement under the caption “Selling Stockholders.” If we use a capitalized term in this prospectus supplement and do not define the term in this document, it is defined in the accompanying prospectus.

CAUTIONARY STATEMENTS RELATING TO FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, and the documents incorporated herein by reference, may contain “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Those statements relate to developments, results, conditions or other events we expect or anticipate will occur in the future. We intend words such as “believes,” “anticipates,” “may,” “should,” “could,” “plans,” “expects” and similar expressions to identify forward-looking statements. The forward looking statements involve risks and uncertainties that may affect our operations, markets, products, services, prices and other factors as more fully discussed elsewhere in this prospectus supplement and in the documents incorporated herein by reference. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that our expectations will be realized. We assume no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering discussed elsewhere in this prospectus supplement, the accompanying prospectus or the documents that we have filed with the Securities and Exchange Commission (the “SEC”) that are incorporated herein by reference. It does not contain all of the information that is important to you in deciding whether to purchase our common stock. We encourage you to read the entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated herein by reference, including the financial statements and notes thereto, prior to deciding whether to purchase our common stock.

Dow’s Business

Dow is a diversified chemical company that combines the power of science and technology with the “Human Element” to constantly improve what is essential to human progress. Dow offers a broad range of products and services, connecting chemistry and innovation with the principles of sustainability to help provide everything from fresh water, food, and pharmaceuticals to paints, packaging and personal care products. Dow is the largest U.S. producer of chemicals and plastics, in terms of sales, with total sales of $57.5 billion in 2008. Dow conducts its worldwide operations through global businesses, which, prior to April 1, 2009, were reported in six operating segments:

•

Performance Plastics, consisting of the Dow Automotive, Dow Building Solutions, Dow Epoxy, Polyurethanes and Polyurethane Systems, Specialty Plastics and Elastomers, and Technology Licensing and Catalyst businesses,

•

Performance Chemicals, consisting of the Designed Polymers, Dow Latex, and Specialty Chemicals businesses, along with the results of Dow Corning Corporation, and a portion of the results of the OPTIMAL Group of Companies and the SCG-Dow Group, all joint ventures of Dow,

•	Agricultural Sciences, consisting of the Dow AgroSciences business,

•

Basic Plastics, consisting of the Polyethylene, Polypropylene, and Polystyrene businesses, along with the results of Equipolymers and Americas Styrenics LLC, as well as a portion of the results of EQUATE Petrochemical Company K.S.C. and the SCG-Dow Group, all joint ventures of Dow,

•

Basic Chemicals, consisting of the Core Chemicals and Ethylene Oxide/Ethylene Glycol businesses, along with the results of MEGlobal, and a portion of the results of EQUATE Petrochemical Company K.S.C. and the OPTIMAL Group of Companies, all joint ventures of Dow, and

•

Hydrocarbons and Energy, consisting of the Hydrocarbons and Energy business, along with the results of Compañía Mega, S.A., and a portion of the results of the SCG-Dow Group, both joint ventures of Dow.

Following Dow’s acquisition of Rohm and Haas, Dow announced a new management organization. As such, in the second quarter of 2009, Dow will reevaluate its reportable operating segments.

In 2008, Dow sold approximately 3,300 products and its services to customers in approximately 160 countries throughout the world. Thirty-six percent of its sales were to customers in North America; 38 percent were in Europe; while the remaining 26 percent were to customers in Asia Pacific, Latin America, India, the Middle East and Africa. In 2008, Dow employed approximately 46,000 people, with approximately 6,000 engaged in various research and development activities, and has a broad, global reach, with 150 manufacturing sites in 35 countries.

In 2008, Dow’s net sales increased 7 percent over 2007 to $57.5 billion, setting a new sales record for Dow, as a 12 percent increase in prices outweighed a 5 percent decline in volume. The increase in prices was principally in response to higher feedstock and energy purchased costs, which were up $5.9 billion compared with 2007. Reported earnings in 2008 of $579 million declined from $2,887 million in 2007. The earnings decline in 2008 was largely due to a deterioration in global demand, higher feedstock and energy and other raw material costs, lower equity in earnings from nonconsolidated affiliates reflecting demand destruction, goodwill impairment losses, and the impact of a restructuring plan announced toward the end of 2008 as part of a series of actions to advance Dow’s strategy and respond to the recent, severe economic downturn. The restructuring plan included the elimination of approximately 5,000 jobs (including planned divestitures) and the closure of facilities in high-cost locations. In addition, Dow announced the temporary idling of nearly 200 plants. Overall, Dow’s focus on price and volume management and control of discretionary spending helped to partially offset deteriorating results in a challenging economic environment. In 2008, Dow reported strong cash flow from operating activities of $4.7 billion and ended the year with $2.8 billion of cash and cash equivalents.

Dow had net sales of $9,087 million for the three months ended March 31, 2009, a decrease of 39 percent compared with net sales of $14,824 million for the three months ended March 31, 2008. Compared with the same quarter of 2008, prices declined 20 percent, driven principally by decreases in feedstock and energy costs (which were down $3.1 billion or 49 percent), while volume declined 19 percent due to an overall decrease in global demand. “Net income attributable to The Dow Chemical Company” for the three months ended March 31, 2009 was $24 million, down from $941 million for the three months ended March 31, 2008. Despite significantly lower feedstock and energy costs and our cost control efforts, earnings declined due to lower selling prices and lower volume, as well as a decline in our equity in the earnings of nonconsolidated affiliates, as our joint ventures were also impacted by poor economic conditions. In addition, earnings in the first quarter of 2009 were impacted by additional severance related to our restructuring activities, additional Rohm and Haas acquisition-related expenses, and our share of a restructuring charge recorded in the first quarter by Dow Corning Corporation.

Dow continues to implement a strategy designed to reduce earnings cyclicality and improve earnings growth by increasing investments in the Performance businesses and growing the Basics businesses through cost-advantaged joint ventures. In furtherance of this strategy, on April 1, 2009, Dow acquired Rohm and Haas Company. For a summary description of Rohm and Haas’ business, see “—Rohm and Haas’ Business” below. For a summary description of Dow’s acquisition of Rohm and Haas and the related financing, see “—Rohm and Haas Acquisition and Related Financing” below.

For more information concerning Dow’s business, see “The Business of The Dow Chemical Company.”

Rohm and Haas’ Business

Rohm and Haas, which became our wholly owned subsidiary on April 1, 2009, is a global specialty materials company with sales of $9.6 billion in 2008 on a portfolio of global businesses including electronic materials, specialty materials and salt. Its products enable the creation of leading-edge consumer goods and other products found in a broad segment of dynamic markets, the largest of which include: building and construction, electronics, packaging and paper, industrial and other, transportation, household and personal care, water and food. To serve these markets, in 2008, Rohm and Haas had significant operations with approximately 98 manufacturing and 34 research facilities in 30 countries and approximately 15,490 employees. Prior to our acquisition of Rohm and Haas, Rohm and Haas’ financial results were reported in seven reportable segments organized within the following business groups:

•

Electronic Materials Group, consisting of the Electronic Technologies segment (which includes its Circuit Board Technologies, Packaging and Finishing Technologies and Semiconductor Technologies businesses) and Display Technologies segment,

•	Specialty Materials Business Group, consisting of Paint and Coatings Materials, Packaging and Building Materials, and Primary Materials segments,

•	Performance Materials Group, including its Process Chemicals and Biocides, Powder Coatings and other smaller business units, and

•	Salt, with rights to some of the most recognized consumer brand names and product symbols in the United States and Canada.

In 2008, Rohm and Haas’ sales increased 8 percent to $9.6 billion over 2007, with reported earnings from continuing operations in 2008 of $484 million compared with reported 2007 earnings from continuing operations of $674 million. The increase in sales was due to aggressive pricing actions, favorable performance of the Salt segment’s effective product line management, favorable currencies, as well as demand growth in Rapidly Developing Economies for most of 2008 and the impact of acquisitions. The earnings decline largely resulted from decreased overall demand coupled with higher raw material costs which more than offset pricing actions and favorable currencies, as well as the impact of restructuring actions taken by Rohm and Haas primarily in response to the economic downturn. In 2008, Rohm and Haas reported cash flow from operating activities of $1,046 million and ended the year with $335 million in cash and cash equivalents.

Rohm and Haas had net sales of $1,772 million for the three months ended March 31, 2009, a decrease of 29 percent compared with net sales of $2,507 million for the three months ended March 31, 2008. Compared with the same quarter of 2008, prices declined 3 percent and volumes declined 26 percent due to an overall decrease in global demand. “Net (loss) earnings attributable to Rohm and Haas” for the three months ended March 31, 2009 was a loss of $31 million, down from earnings of $172 million for the three months ended March 31, 2008. Despite lower operating and raw material costs, earnings declined due to lower volumes. In addition, earnings in the first quarter of 2009 were impacted by transaction costs associated with Dow’s acquisition of Rohm and Haas.

For more information concerning Rohm and Haas’ business, see “The Business of Rohm and Haas Company.”

Rohm and Haas Acquisition and Related Financing

On April 1, 2009, we acquired Rohm and Haas pursuant to the terms of an Agreement and Plan of Merger, dated as of July 10, 2008 (the “Merger Agreement”), under which Ramses Acquisition Corp., our direct, wholly owned subsidiary, merged with and into Rohm and Haas, with Rohm and Haas as the surviving corporation of the merger (the “Merger”). The aggregate consideration paid to Rohm and Haas stockholders in connection with the Merger was approximately $15.7 billion.

The Merger is intended to make us a leading specialty chemicals and advanced materials company, combining the two organizations’ superior technologies, broad geographic reach and strong industry channels to create a business portfolio with significant growth opportunities. The acquisition is part of our strategy to reduce earnings cyclicality and is a defining step to shape us into a high value, diversified chemicals and materials company with leading global positions in performance products and advanced materials. Rohm and Haas provides us with an excellent position in a number of industry segments and brings access to new and exciting technologies, all of which are highly complementary to our existing platforms and value growth priorities.

Following the Merger, we expect that a greater share of our revenues will come from performance and specialty chemicals products that are more resistant to typical chemical industry cyclicality. The Merger is anticipated to create pretax annual cost synergies and savings of $1.3 billion through, among other things, increased purchasing power for raw materials, manufacturing and supply chain work process improvements, and the elimination of redundant corporate overhead for shared services and governance. Achieving these cost synergies and savings is subject to risks and uncertainties, and we cannot assure you that or when all of these cost synergies or savings will be realized. See “Risk Factors—Failure to effectively integrate Rohm and Haas could adversely affect our financial condition and results of operations.” We also anticipate that the Merger will produce growth synergies, through the application of each company’s innovative technologies and as a consequence of the combined businesses’ broader product portfolio in key industry segments with strong global growth rates. For more information concerning these matters, see “Unaudited Pro Forma Combined Condensed Financial Information.”

The Merger was financed initially with the borrowing of approximately $9.2 billion under a term loan from a syndicate of lenders, and the proceeds of the issuance of $4 billion of cumulative convertible perpetual preferred stock, $2.5 billion of cumulative perpetual preferred stock and $500 million of a separate series of cumulative convertible perpetual preferred stock. These financing transactions, which are more fully described in “Description of the Financing Transactions,” are referred to as the “Financing Transactions,” and together with the Merger, are referred to as the “Transactions.”

On April 1, 2009, Rohm and Haas, as our wholly owned subsidiary, entered into a stock purchase agreement (the “Stock Purchase Agreement”) with K+S Aktiengesellschaft (“K+S”), whereby K+S will acquire the salt business of Morton International, Inc. (“MII”), a wholly owned subsidiary of Rohm and Haas. The purchase price for the transaction is $1.675 billion in cash, subject to adjustment at closing for working capital and certain indebtedness, pension and post-retirement benefit obligations. The transaction is subject to customary closing conditions, including receipt of regulatory approvals in the United States and Canada. The Stock Purchase Agreement contains certain termination rights for both Rohm and Haas and K+S, including the right of either party to terminate if the closing has not occurred by January 4, 2010. Additional disclosure regarding this transaction, including a copy of the Stock Purchase Agreement, is filed with the SEC. See “Where You Can Find More Information.”

Recent Developments of Dow

On February 12, 2009, our board of directors declared a reduced quarterly dividend of $0.15 per share, which was paid on April 30, 2009 to stockholders of record on March 31, 2009. The dividend was reduced due to uncertainty in the credit markets, unprecedented lower demand for chemical products and the ongoing global recession.

Our capital spending was $234 million in the first quarter of 2009, down 35% from $359 million in the first quarter of last year, and on track with the full-year pre-Merger target of $1.1 billion (excluding Rohm and Haas).

We continue to reduce personnel headcount, which stood at 43,567 at March 31, 2009, down from 46,102 at December 31, 2008. Included in these reductions were approximately 1,600 employees who were part of our previously announced 2008 restructuring plan, approximately 650 employees due to asset and business divestitures, and approximately 170 employees who transferred to a joint venture.

In addition to the agreement to sell the salt business of MII, we have publicly stated our intention to sell our share in a petroleum refining partnership in the Netherlands and our equity stake in an olefins and derivatives business in South East Asia. On April 30, 2009, in furtherance of our de-leveraging plan, we also announced that we are reviewing a number of additional possible divestment options, including: continuing outreach and dialogue with state-owned resource owners, as well as a regional asset-light approach to our olefins envelope and related derivatives; global and regional options for our SB Rubber and SB Latex units within our aromatics envelope; the potential divestment of the heritage Rohm and Haas powder coatings business from our Dow Advanced Materials unit; and a variety of strategic options for our Dow AgroSciences business.

On May 6, 2009, we launched an offering of senior notes, the net proceeds of which will be used to repay certain portions of our existing debt, including a portion of the amounts outstanding under the Term Loan Agreement (as defined below). A portion of the senior notes are being offered by selling noteholders. There can be no assurance as to the size of the debt offering.

Additionally, we intend to offer shares of our common stock to an employees’ savings plan. See “Other Offerings—Common Stock Offering to Employees’ Savings Plan.”

The consummation of this common stock offering is not conditioned upon the consummation of any other offering, but the consummation of the debt offering by the selling noteholders is conditioned upon consummation of this common stock offering by us. In the event we do not consummate this common stock offering, we intend to issue and sell the notes that would otherwise have been sold by the selling noteholders.

On May 5, 2009, we entered into a purchase agreement (the “Purchase Agreement”) with the selling stockholders pursuant to which the selling stockholders agreed to sell to us Perpetual Preferred Stock, Series B (as defined below) for shares of our common stock and/or our notes as may be determined by us at our sole discretion. The Perpetual Preferred Stock, Series B were originally issued in a transaction exempt from the registration requirements of the Securities Act. See “Description of the Financing Transactions.” The number of shares of our common stock to be issued in consideration for our purchase of each share of the Perpetual Preferred Stock, Series B shall be determined by dividing (i) $1,000 per share of the Perpetual Preferred Stock, Series B plus the accrued and unpaid dividends to the date of closing by (ii) the public offering price per share less the underwriting discount per share of our common stock in this offering. The purchase will occur simultaneously with the pricing of this offering, and all such shares of common stock to be issued in consideration thereof are being offered by the selling stockholders hereunder.

Our principal executive offices are located at 2030 Dow Center, Midland, Michigan 48674, and our telephone number is (989) 636-1000. Our Internet website address is www.dow.com. The information on or connected to our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider them to be a part of this prospectus supplement or the accompanying prospectus.

Summary Historical Financial and Other Data of Dow

The following summary historical financial and other data of Dow should be read in conjunction with our consolidated financial statements, and the notes relating thereto, incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as the information included herein under the caption “Selected Historical Financial and Other Data of Dow.”

	Three Months Ended March 31,				Year Ended December 31,
(dollars in millions, except per share amounts)	2009		2008		2008		2007		2006
	(unaudited)
Statements of Income Data:
Net sales	$9,087		$14,824		$57,514		$53,513		$49,124
Cost of sales	8,165		12,908		52,019		46,400		41,526
Income before income taxes (1)	17		1,264		1,321		4,229		4,972
Net income attributable to The Dow Chemical Company (2)	24		941		579		2,887		3,724
Earnings per common share – basic	0.03		1.00		0.62		3.03		3.87
Earnings per common share – diluted	0.03		0.99		0.62		2.99		3.82

Balance Sheets Data (end of period):
Total assets	$44,159		$50,657		$45,474		$48,801		$45,581
Total current assets	15,606		20,136		16,060		18,654		17,209
Total current liabilities	9,752		13,404		13,108		12,445		10,601
Working capital (3)	5,854		6,732		2,952		6,209		6,608
Property	47,370		49,044		48,391		47,708		44,381
Net property	13,823		14,545		14,294		14,388		13,722
Notes payable	844		2,114		2,360		1,548		219
Long-term debt due within one year	1,223		827		1,454		586		1,291
Long-term debt	10,897		7,392		8,042		7,581		8,036
Total debt (4)	12,964		10,333		11,856		9,715		9,546
Total equity (5)	13,179		20,609		13,580		19,803		17,430
Preferred securities of subsidiaries	500		1,000		500		1,000		1,000

Financial Ratios:
Income before income taxes as percent of net sales	0.2%		8.5%		2.3%		7.9%		10.1%
Return on stockholders’ equity (6)	0.7		18.7		4.3		14.9		21.8
Debt as a percent of total capitalization (7)	48.7		32.3		45.7		31.8		34.1
Ratio of earnings to fixed charges (8)	3.3	x	6.9	x	2.4	x	5.3	x	6.1	x

(1)	Changed from “Income before income taxes and minority interests” due to retrospective application of Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements.”

(2)	Changed from “Net income available for common stockholders” due to retrospective application of SFAS No. 160.

(3)	“Working capital” equals “Total current assets” minus “Total current liabilities.”

(4)	“Total debt” equals “Notes payable” plus “Long-term debt due within one year” and “Long-term debt.”

(5)	Impact of retrospective application of SFAS No. 160 to equity section of balance sheets:

	Three Months Ended March 31,			Year Ended December 31,
(dollars in millions)	2009		2008	2008		2007	2006
Net stockholders’ equity (as reported prior to January 1, 2009)	$13,116	(1)	$20,179	$13,511	(1)	$19,389	$17,065
Noncontrolling interests (2)	63		430	69		414	365

Total equity	$13,179		$20,609	$13,580		$19,803	$17,430

(1)	Now shown as “The Dow Chemical Company’s stockholders’ equity.”

(2)	Changed from “Minority interest in subsidiaries.”

(6)	“Return on stockholders’ equity” equals “Net income attributable to The Dow Chemical Company” divided by “Net stockholders’ equity.” “Net income attributable to The Dow Chemical Company” is annualized for purposes of a quarterly calculation.

(7)	“Debt as a percent of total capitalization” equals “Total debt” divided by “Total debt” plus “Preferred securities of subsidiaries” and “Total equity.”

(8)	For the purposes of these ratios, earnings consist of income before income taxes, noncontrolling interests and equity in earnings of nonconsolidated affiliates; plus fixed charges, amortization of capitalized interest and distributed income of nonconsolidated affiliates; minus capitalized interest and preferred security dividends. Fixed charges consist of interest expense and amortization of debt discount, capitalized interest, preferred security dividends, and a portion of rentals deemed to represent an interest factor.

Summary Historical Financial and Other Data of Rohm and Haas

The following summary historical financial and other data of Rohm and Haas should be read in conjunction with Rohm and Haas’ consolidated financial statements, and the notes relating thereto, that are included in Dow’s Current Report on Form 8-K/A filed with the SEC on May 5, 2009 (the “May 5th 8-K/A”), and incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as the information included herein under the caption “Selected Historical Financial and Other Data of Rohm and Haas.”

	Three Months Ended March 31,		Year Ended December 31,
(dollars in millions)	2009	2008	2008	2007	2006 (1)
	(unaudited)
Statements of Operations Data:
Net sales	$1,772	$2,507	$9,575	$8,897	$8,230
Gross profit	390	660	2,410	2,467	2,483
Earnings (loss) from continuing operations before income taxes (1)	(58)	233	561	880	1,042
Net earnings (loss)	(33)	177	486	675	748

Balance Sheets Data (end of period):
Land, buildings and equipment, net of accumulated depreciation	$2,737	$2,917	$2,853	$2,871	$2,669
Total assets	9,278	10,549	9,909	10,107	9,553
Short-term obligations	142	272	177	158	393
Long-term debt	3,145	3,230	3,210	3,139	1,688
Total debt (2)	3,287	3,502	3,387	3,297	2,081
Total stockholders’ equity (3)(4)	2,992	3,498	3,189	3,361	4,153

(1)	Changed from “Earnings from continuing operations before income taxes, and minority interests” due to retrospective application of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.”

(2)	“Total debt” equals “Short-term obligations” plus “Long-term debt.”

(3)	As a result of the implementation of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” Rohm and Haas recorded a $245 million charge to stockholders’ equity in 2006.

(4)	The primary reason for the reduction in stockholders’ equity in 2007 is a $1 billion accelerated share repurchase in 2007.

Summary Unaudited Pro Forma Combined Condensed Financial Information

The following summary unaudited pro forma combined condensed financial information of Dow has been prepared to assist you in your analysis of the financial effects of the Transactions using the historical consolidated financial statements of Dow and Rohm and Haas.

The following tables set forth summary unaudited pro forma combined condensed financial information of Dow giving effect to the Transactions, using the acquisition method of accounting, as if the Transactions had occurred on the dates indicated and after giving effect to the pro forma adjustments. The unaudited pro forma combined condensed balance sheet data as of March 31, 2009 give effect to the Transactions as if the Transactions had occurred on March 31, 2009. The unaudited pro forma combined condensed statements of operations data for the year ended December 31, 2008 and the three months ended March 31, 2009 give effect to the Transactions as if the Transactions had occurred on January 1, 2008.

In addition to presenting the effects of the Transactions, the pro forma adjustments reflect (i) the sale of the MII salt business and the application of assumed proceeds to reduce our borrowings under the Term Loan Agreement, dated September 8, 2008, as amended by a First Amendment to Term Loan Agreement, which we entered into on March 5, 2009 (as so amended, the “Term Loan Agreement”); (ii) the divestitures of the businesses required by the United States Federal Trade Commission (“FTC”) as a condition of its approval of the Merger; and (iii) the conversion of the Cumulative Convertible Perpetual Preferred Stock, Series C to common stock.

You should read this information in conjunction with “—Rohm and Haas Acquisition and Related Financing,” “Unaudited Pro Forma Combined Condensed Financial Information,” “Selected Historical Financial and Other Data of Dow,” “Selected Historical Financial and Other Data of Rohm and Haas,” and the consolidated financial statements and related notes of Dow and Rohm and Haas incorporated by reference into this prospectus supplement.

The Dow Chemical Company and Subsidiaries

Summary of Unaudited Pro Forma Combined Condensed Statements of Operations

For the Year Ended December 31, 2008

In millions, except per share amounts	Dow Historical	Rohm and Haas Historical	Pro Forma Adjustments	Pro Forma Combined
Net sales	$57,514	$9,575	$(2,283)	$64,806
Cost of sales	52,019	7,165	(1,940)	57,244
Income before income taxes	1,321	561	(1,425)	457
Net income attributable to The Dow Chemical Company	579	480	(925)	134
Net income (loss) available to The Dow Chemical Company common stockholders	579	480	(1,653)	(594)
Share data
Earnings (loss) per common share - basic	$0.62			$(0.61)
Earnings (loss) per common share - diluted	$0.62			$(0.61)

See Notes to the “Unaudited Pro Forma Combined Condensed Financial Statements.”

For the Quarter Ended March 31, 2009

In millions, except per share amounts	Dow Historical	Rohm and Haas Historical	Pro Forma Adjustments	Pro Forma Combined
Net sales	$9,087	$1,772	$(528)	$10,331
Cost of sales	8,165	1,382	(387)	9,160
Income (loss) before income taxes	17	(58)	(578)	(619)
Net income (loss) attributable to The Dow Chemical Company	24	(31)	(377)	(384)
Net income (loss) available to The Dow Chemical Company common stockholders	24	(31)	(556)	(563)
Share data
Earnings (loss) per common share - basic	$0.03			$(0.58)
Earnings (loss) per common share - diluted	$0.03			$(0.58)

See Notes to the “Unaudited Pro Forma Combined Condensed Financial Statements.”

The Dow Chemical Company and Subsidiaries

Summary of Unaudited Pro Forma Combined Condensed Balance Sheet

At March 31, 2009

In millions	Dow Historical	Rohm and Haas Historical	Pro Forma Adjustments	Pro Forma Combined
Current assets	$15,606	$2,942	$680	$19,228
Total assets	44,159	9,278	12,759	66,196
Current liabilities	9,752	1,342	(152)	10,942
Long-term debt	10,897	3,145	7,135	21,177
Total other noncurrent liabilities	9,831	1,799	1,443	13,073
Preferred securities of subsidiaries	500	—	—	500
Preferred stock Series B	—	—	2,500	2,500
Total equity	13,179	2,992	1,833	18,004
Total liabilities and equity	$44,159	$9,278	$12,759	$66,196

See Notes to the “Unaudited Pro Forma Combined Condensed Financial Statements.”

The Offering

Issuer	The Dow Chemical Company

Common stock offered by us	66,666,683 shares

Common stock offered by the selling stockholders	63,768,100 shares

Option to purchase additional shares	Certain selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 19,565,217 shares of common stock.

Common stock to be outstanding after the offering	1,056,350,186 shares (1,075,915,403 shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	The proceeds from this offering to be received by us will be used by us to repay a portion of our borrowings under the Term Loan Agreement. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Purchase agreement with the selling stockholders	See “—Recent Developments of Dow.”

Certain United States Federal Tax Considerations for Non-U.S. Holders	For a summary of certain U.S. federal tax considerations relevant to the purchase, ownership and disposition of our common stock by a Non-U.S. Holder, see “Certain United States Federal Tax Considerations for Non-U.S. Holders.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors” for a description of certain risks you should consider before investing in our common stock.

New York Stock Exchange Symbol	DOW

Transfer Agent	BNY Mellon Shareowner Services

The number of shares of common stock outstanding after this offering is based on 925,915,403 shares outstanding as of April 30, 2009 and assumes no exercise of outstanding stock options after that date. The number of shares of common stock expected to be outstanding after this offering excludes:

•

63,468,340 shares issuable upon the exercise of stock options granted to our employees and directors, of which 43,575,830 were exercisable at a weighted-average exercise price of $39.54 as of April 30, 2009;

•	shares available under employee benefits plans for future grants; and

•	shares issuable upon conversion of our Cumulative Convertible Perpetual Preferred Stock, Series A.

In addition, the number of shares of common stock outstanding does not include the number of shares that would be issuable upon conversion of our Cumulative Convertible Perpetual Preferred Stock, Series C. In accordance with the terms of the Cumulative Convertible Perpetual Preferred Stock, Series C, if we file an effective shelf registration statement relating to these shares prior to a certain specified date, these shares will be automatically convertible into a number of shares of common stock based on a volume weighted average price formula. We intend to file an effective shelf registration statement relating to the Cumulative Convertible Perpetual Preferred Stock, Series C prior to that date, which will automatically convert the Cumulative Convertible Perpetual Preferred Stock, Series C into shares of common stock. For more information, see “Description of the Financing Transactions.”

Additionally, we intend to sell shares of our common stock for an aggregate purchase price of approximately $552 million to The Dow Chemical Company Employees’ Savings Plan (the “Plan”), for allocation by the Plan to the Plan’s participants pursuant to the terms and conditions of the Plan. The number of shares of our common stock outstanding and the calculation of our earnings per share will not be affected by the initial issuance of our shares to the Plan. The shares are not included in the number of shares outstanding as of April 30, 2009 and the shares will be counted as outstanding only if and when they are allocated to participants in the Plan. The fair market value of the shares at the time of allocation will be accounted for as compensation expense.

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision. The factors described below represent our principal risk factors.

Risks Relating to Our Business

We operate in a global, competitive environment in each of our operating segments and geographic areas.

We sell a broad range of products and services in a competitive, global environment. In addition to other large multinational chemical companies, the chemical divisions of major international oil companies provide substantial competition. We compete worldwide on the basis of quality, price and customer service. Increased levels of competition could result in lower prices or lower sales volume, which would have a negative impact on our results of operations.

The earnings generated by our basic chemical and basic plastic products vary from period to period based in part on the balance of supply relative to demand within the industry.

The balance of supply relative to demand within the industry may be significantly impacted by the addition of new capacity. For basic commodities, capacity is generally added in large increments as world-scale facilities are built. This may disrupt industry balances and result in downward pressure on prices due to the increase in supply, which could negatively impact our results of operations.

Our global business operations give rise to market risk exposure.

Our global business operations give rise to market risk exposure related to changes in foreign exchange rates, interest rates, commodity prices and other market factors such as equity prices. To manage such risks, we enter into hedging transactions, pursuant to established guidelines and policies. If we fail to effectively manage such risks, it could have a negative impact on our results of operations.

Volatility in purchased feedstock and energy costs impacts our operating costs and adds variability to earnings.

Since 2005, purchased feedstock and energy costs have accounted for almost half of our total production costs and operating expenses. We use our feedstock flexibility and financial and physical hedging programs to lower overall feedstock costs. However, when these costs increase, we are not always able to immediately raise selling prices and, ultimately, our ability to pass on underlying cost increases is greatly dependent on market conditions. Conversely, when these costs decline, selling prices decline as well, usually at a faster rate. As a result, volatility in these costs could negatively impact our results of operations.

We are party to a number of claims and lawsuits arising out of the normal course of business with respect to commercial matters, including product liability, governmental regulation and other actions.

Certain of the claims and lawsuits facing us purport to be class actions and seek damages in very large amounts. All such claims are being contested. With the exception of the possible effect of the asbestos-related liability of Union Carbide Corporation (“Union Carbide”), our wholly owned subsidiary, described below, it is the opinion of management that the possibility is remote that the aggregate of all such claims and lawsuits will have a material adverse impact on our consolidated financial statements.

Union Carbide is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past three decades. At March 31, 2009, Union Carbide’s asbestos-related liability for pending and future claims was $910 million ($934 million at December 31, 2008) and its receivable for insurance recoveries related to the asbestos liability was $403 million (unchanged from December 31, 2008). At March 31, 2009, Union Carbide also had receivables of $271 million ($272 million at December 31, 2008) for insurance recoveries for defense and resolution costs. It is the opinion of management that it is reasonably possible that the cost of Union Carbide disposing of its asbestos-related claims, including future defense costs, could have a material adverse impact on our results of operations and cash flows for a particular period and on our consolidated financial position.

If key suppliers are unable to provide the raw materials required for production, we may not be able to obtain the raw materials from other sources and on as favorable terms.

We purchase hydrocarbon raw materials, including liquefied petroleum gases, crude oil, naphtha, natural gas and condensate. We also purchase electric power, benzene, ethylene, propylene and styrene, to supplement internal production, as well as other raw materials. If our key suppliers are unable to provide the raw materials required for production, it could have a negative impact on our results of operations. For example, during 2005 and again in the third quarter of 2008, we experienced temporary supply disruptions related to major hurricanes on the U.S. Gulf Coast. In addition, volatility and disruption of financial markets could limit suppliers’ ability to obtain adequate financing to maintain operations, which could have a negative impact on our results of operations.

Adverse conditions in the global economy and disruption of financial markets could negatively impact our customers and therefore our results of operations.

A continuation of the economic downturn in the businesses or geographic areas in which we sell our products could reduce demand for these products and result in a decrease in sales volume that could have a negative impact on our results of operations. In addition, volatility and disruption of financial markets could limit customers’ ability to obtain adequate financing to maintain operations, which could result in a decrease in sales volume and have a negative impact on our results of operations.

Weather-related matters could impact our results of operations.

In 2005 and again in the third quarter of 2008, major hurricanes caused significant disruption in our operations on the U.S. Gulf Coast, logistics across the region and the supply of certain raw materials, which had an adverse impact on volume and cost for some of our products. If similar weather-related matters occur in the future, it could negatively affect our results of operations, due to our substantial presence on the U.S. Gulf Coast.

Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as the assessment of strict liability and/or joint and several liability.

We are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, protection of the environment, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. At March 31, 2009, we had accrued obligations of $308 million ($312 million at December 31, 2008) for environmental remediation and restoration costs, including $21 million ($22 million at December 31, 2008) for the remediation of Superfund sites. This is management’s best estimate of the costs for remediation and restoration with respect to environmental matters for which we have accrued liabilities, although the ultimate cost with respect to these particular matters could range up to approximately twice that amount. Costs and capital expenditures relating to environmental, health or safety matters are subject to evolving regulatory requirements and depend on the timing of the promulgation and enforcement of specific standards which impose the requirements. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require modifications to our facilities. Accordingly, environmental, health or safety regulatory matters could result in significant unanticipated costs or liabilities.

Local, state and federal governments have begun a regulatory process that could lead to new regulations impacting the security of chemical plant locations and the transportation of hazardous chemicals.

Growing public and political attention has been placed on protecting critical infrastructure, including the chemical industry, from security threats. International terrorism, natural disasters and political unrest in some areas of the world have increased concern regarding the security of chemical production and distribution. In addition, local, state and federal governments have begun a regulatory process that could lead to new regulations impacting the security of chemical plant locations and the transportation of hazardous chemicals, which could result in higher operating costs and interruptions in normal business operations.

Increased concerns regarding the safety of chemicals in commerce and their potential impact on the environment could lead to new regulations.

Concerns regarding the safety of chemicals in commerce and their potential impact on the environment reflect a growing trend in societal demands for increasing levels of product safety and environmental protection. These concerns could manifest themselves in stockholder proposals, preferred purchasing and continued pressure for more stringent regulatory intervention. In addition, these concerns could influence public perceptions, the viability of our products, our reputation, the cost to comply with regulations, and our ability to attract and retain employees, which could have a negative impact on our results of operations.

The value of investments is influenced by economic and market conditions, which could have a negative impact on our financial condition and results of operations.

The current economic environment is negatively impacting the fair value of pension and insurance assets, which could trigger increased future funding requirements of the pension trusts and could result in additional other-than-temporary impairment losses for certain insurance assets.

Volatility and disruption of financial markets could affect access to credit.

The current economic environment is causing contraction in the availability of credit in the marketplace. This could reduce sources of liquidity for us.

A downgrade of our credit rating could have a negative impact on our ability to access credit markets.

Our credit rating is currently investment grade. Our long-term credit rating was downgraded by Standard & Poor’s on April 1, 2009 from BBB to BBB- with credit watch negative and by Moody’s on April 22, 2009 from Baa1 to Baa3 with outlook negative. On May 6, 2009, Standard & Poor’s credit watch was removed; the long-term credit rating was unchanged with outlook negative. Our short-term credit ratings were reduced to A-3/P-3 negative/negative by S&P/Moody’s. If our credit ratings are further downgraded, it could have a negative impact on our ability to access credit markets and could increase borrowing costs.

Increased costs related to the financing of the Merger could reduce our flexibility to respond to changing business and economic conditions or fund capital expenditures or working capital needs.

We borrowed $9.2 billion pursuant to a Term Loan Agreement and issued preferred equity securities in the amount of $7 billion to finance the Merger. This financing requires additional interest and dividend payments and thus may reduce our flexibility to respond to changing business and economic conditions or fund capital expenditure or working capital needs. This may also increase our vulnerability to adverse economic conditions. For more information regarding increased costs related to the financing of the Merger, see “Unaudited Pro Forma Combined Condensed Financial Information.”

Failure to effectively integrate Rohm and Haas could adversely affect our financial condition and results of operations.

The Merger is a significant acquisition and a significant step in the implementation of our strategy. While we have acquired businesses in the past, the magnitude of the integration of this acquisition could present significant challenges and costs, especially given the effects of the current global economic environment. If the integration of Rohm and Haas is not completed as planned, we may not realize the benefits, such as cost and growth synergies, anticipated from the acquisition, and the costs of achieving those benefits may be higher than, and the timing different from, our expectations. Realizing the benefits of the acquisition requires the successful integration of some or all of our sales and marketing, distribution, manufacturing, engineering, finance, information technology systems and administrative operations of Rohm and Haas with those of Dow. This will require substantial attention from the management of the combined company, which may decrease the time management devotes to normal and customary operations. In addition, the integration and implementation activities could result in higher expenses and/or the use of more cash or other financial resources than expected. If the integration of Rohm and Haas is not successfully executed, it could adversely affect our financial condition and results of operations.

An impairment of goodwill would negatively impact our financial results.

Based on preliminary valuations, the Merger will increase our goodwill by an estimated $9.2 billion. At least annually, we perform an impairment test for goodwill. Under current accounting guidance, if the carrying value of goodwill exceeds the estimated fair value, impairment is deemed to have occurred and the carrying value of goodwill is written down to fair value with a charge against earnings. Accordingly, any determination requiring the write-off of a significant portion of goodwill recorded in connection with the Merger could negatively impact our results of operations.

Failure to execute certain asset divestitures could adversely affect our financial condition and results of operations.

We are focused on reducing our indebtedness and intend to pursue a strategy of divesting certain assets to achieve that goal. If we are unable to successfully sell such assets, we could have difficulty reducing our indebtedness, which could result in further downgrades of our credit ratings and adversely affect our financial condition and results of operations.

Risks Relating to the Merger and Related Financing Transactions

We substantially increased our leverage in order to finance the Merger.

To finance a portion of the Merger, we entered into the Term Loan Agreement with a syndicate of banks. As of March 31, 2009, we had approximately $13.0 billion of indebtedness and Rohm and Haas had approximately $3.3 billion of indebtedness. On April 1, 2009, we borrowed approximately $9.2 billion under the Term Loan Agreement in connection with the Merger. For additional information, see “Capitalization” and “Description of the Financing Transactions.” Increased indebtedness may increase our vulnerability to adverse economic conditions and reduce our flexibility to respond to changing business and economic conditions or fund capital expenditure or working capital needs because we will require additional funds to service our indebtedness. After giving effect to the Transactions, our ratio of total indebtedness to capitalization, as of March 31, 2009, increased from 48.7% to 54.3%. After giving effect to the Transactions, for the year ended December 31, 2008, we would have had pro forma interest expense of $1,735 million compared to our historical interest expense of $648 million for the same period, and our net income available for common stockholders would have been reduced by $728 million of dividends payable on preferred equity as compared to the same period on a historical basis.

Additionally, the Term Loan Agreement expires on April 1, 2010. Although the Term Loan Agreement may be extended at our option, subject to certain conditions, for a maximum of $8 billion, such extension would increase our costs of indebtedness as it would require the payment of an extension fee and would increase the interest rate of the term loan on the date of extension, on the 90th day following such date and on each successive 90th day thereafter. We are also subject to higher rates under the Term Loan Agreement if we do not consummate one or more offerings of equity interests or equity-linked securities within the applicable periods of time specified therein.

Rohm and Haas may have liabilities that are not known, probable or estimable at this time.

As a result of the Merger, Rohm and Haas has become our subsidiary and we have effectively assumed all of Rohm and Haas’ liabilities, whether or not asserted. There could be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations on Rohm and Haas. In addition, there may be liabilities that are neither probable nor estimable at this time which may become probable and estimable in the future. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business. We may learn additional information about Rohm and Haas that adversely affects us, such as unknown, unasserted or contingent liabilities and issues relating to compliance with applicable laws. Additional information regarding Rohm and Haas’ contingent liabilities, including potential remedial and natural resource liabilities at Berry’s Creek and Wood-Ridge, New Jersey arising out of releases of contaminants from a former mercury manufacturing facility acquired by MII, can be found in Note 25: Contingent Liabilities, Guarantees and Commitments to Rohm and Haas’ audited financial statements and notes thereto for the year ended December 31, 2008 and Note 13: Contingent Liabilities, Guarantees and Commitments to Rohm and Haas’ interim financial statements and notes thereto for the three months ended March 31, 2009, included as Exhibits 99.1 and 99.2, respectively, to our May 5th 8-K/A, which is incorporated herein by reference.

We will incur significant transaction, integration and restructuring costs in connection with the Merger.

We will incur significant transaction costs related to the Merger. In addition, the combined company will incur integration and restructuring costs following the completion of the Merger as we integrate Rohm and Haas businesses with our businesses. Although we expect that the realization of benefits and efficiencies related to the integration of the businesses may offset these transaction, integration and restructuring costs over time, no assurances can be made that this net benefit will be achieved in the near term, or at all, which could adversely affect our financial condition and results of operations.

If we are unable to retain key Rohm and Haas personnel after the Merger is completed, the combined business may suffer.

The success of the Merger will depend in part on our ability to retain key Rohm and Haas employees who will continue to be employed by us after the Merger. If these key employees terminate their employment, our sales, marketing or development activities might be adversely affected, management’s attention might be diverted from successfully integrating Rohm and Haas’ operations to hiring suitable replacements, we may not be able to locate suitable replacements for any such key employees that leave us, and our business may suffer.

The historical and unaudited pro forma financial information included elsewhere in this prospectus supplement may not be representative of our results as a combined company after the Merger, and accordingly, you have limited financial information on which to evaluate the combined company and your investment decision.

We and Rohm and Haas operated as separate companies prior to the Merger. We have had no prior history as a combined entity and our operations have not previously been managed on a combined basis. The pro forma financial information, which was prepared in accordance with Article 11 of the SEC’s Regulation S-X, is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Merger been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The pro forma financial information does not reflect future nonrecurring charges resulting from the Merger. The Unaudited Pro Forma Combined Condensed Statements of Operations do not reflect future events that may occur after the Merger, including the potential realization of operating cost savings (synergies) or restructuring activities or other costs related to the planned integration of Rohm and Haas, and do not consider potential impacts of current market conditions on revenues, expense efficiencies or asset dispositions (with the exception of MII). The pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the Merger that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

Risks Relating to our Common Stock

The price of our common stock may be volatile and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock has fluctuated significantly in the recent past and could fluctuate significantly in the future for various reasons, which include:

•	actual or anticipated fluctuations in our quarterly or annual earnings or those of other companies in our industry;

•	general global macroeconomic conditions and their effect on demand for chemical products;

•	our ability to successfully integrate Rohm and Haas;

•	changes in market valuations or operating performance of our competitors or companies similar to ours;

•	changes in our quarterly dividends;

•	additions and departures of key personnel;

•

variance in our financial performance from the expectations of market analysts, including changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	economic, financial, geopolitical, regulatory or judicial events that affect us or financial markets generally; and

•	risks enumerated elsewhere in this section.

In addition, in recent years, the stock market has experienced substantial price and volume fluctuations. In the fourth quarter of 2008, the volatility in capital markets reached unprecedented levels. This volatility has had a significant impact on the market price of securities issued by many companies including us and the companies in our industry. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price and your ability to sell your shares.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management’s attention and resources that would otherwise be used to benefit the future performance of our operations.

Dilution will occur upon the occurrence of certain events, including additional sales of our common stock in the public market.

As of April 30, 2009, we had 1,500,000,000 authorized shares of common stock and 925,915,403 issued and outstanding shares of common stock. As of April 30, 2009, we had 63,468,340 shares issuable upon the exercise of stock options granted to our employees and directors. These shares may be sold in the public market at various times in compliance with their terms. Additionally, on April 1, 2009, we issued and sold 4,000,000 shares of our Cumulative Convertible Perpetual Preferred Stock, Series A, and 500,000 shares of our Cumulative Convertible Perpetual Preferred Stock, Series C, each of which is convertible into shares of our common stock. Each share of our Cumulative Convertible Perpetual Preferred Stock, Series A, may be converted at any time, at the option of the holder, into 24.2010 shares of our common stock, subject to certain anti-dilution adjustments.

In accordance with the terms of the Cumulative Convertible Perpetual Preferred Stock, Series C, if we file an effective shelf registration statement relating to such shares prior to a certain specified date, each such share is automatically convertible into a number of shares of common stock based on a volume weighted average price formula. We intend to file an effective shelf registration statement relating to the Cumulative Convertible Perpetual Preferred Stock, Series C prior to such date, and such resulting automatic conversion may dilute your holdings. See “Description of the Financing Transactions” for more information.

We intend to sell shares of our common stock for an aggregate purchase price of approximately $552 million to the Plan, for allocation by the Plan to the Plan’s participants pursuant to the terms and conditions of the Plan. The number of shares outstanding of our common stock and the calculation of our earnings per share will not be affected by the initial issuance of our shares to the Plan. The shares will be counted as outstanding only if and when they are allocated to participants in the Plan.

We may also issue and sell additional shares of common stock from time to time. The occurrence of any of these events may cause you to experience dilution and could adversely affect the market price of our common stock.

There is no assurance that we will continue declaring dividends on common stock or have the available cash to make dividend payments on our common stock.

Although we have paid a cash dividend every quarter since 1912, there can be no assurance that funds will be available for this purpose in the future. Additionally, our common stock dividend was reduced in February 2009, for the first time in this 97-year period, due to uncertainty in the credit markets, unprecedented lower demand for chemical products and the ongoing global recession. The declaration and payment of common stock dividends is subject to the discretion of our board of directors, is not cumulative, and will depend upon our profitability, financial condition, capital needs, future prospects, and other factors deemed relevant by our board of directors. Additionally, the terms of our outstanding preferred stock restrict us from paying dividends on our common stock if we fail to pay dividends on such outstanding preferred stock. See “Description of the Financing Transactions.”

Provisions in our certificate of incorporation and bylaws, as amended and re-adopted, or Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that our stockholders may deem advantageous. These provisions:

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	prohibit stockholder action by written consent, and require that all stockholder actions be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to amend, alter, change, adopt and repeal our bylaws; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change in control of our company.

USE OF PROCEEDS

We expect the net proceeds to us from this offering will be approximately $965 million (after deducting underwriting discounts and our estimated offering expenses). We intend to use all of such net proceeds to repay a portion of our borrowings under the Term Loan Agreement, which we entered into to finance a portion of the Merger. The borrowings under the Term Loan Agreement accrue interest at a rate per annum equal to either a base rate or LIBOR plus, in each case, an applicable margin (which interest rate currently is approximately 3.92%), and have a maturity date of April 1, 2010, which may be extended for one year for a maximum of $8 billion.

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

CAPITALIZATION

The following table sets forth, as of March 31, 2009, our consolidated cash and cash equivalents, short-term debt, long-term debt and common and preferred equity, on an actual basis, an as adjusted basis to give effect to the Transactions, and an as further adjusted basis to give effect to (i) the issuance of 63,768,100 shares of our common stock as described under “Prospectus Supplement Summary—Recent Developments of Dow” in consideration for our purchase of the Perpetual Preferred Stock, Series B, (ii) the issuance and sale by us of 66,666,683 shares of our common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, and (iii) application of the net proceeds as described under “Use of Proceeds.” The following table does not reflect the issuance of any debt to be issued in our debt offering, which we launched on May 6, 2009.

You should read this table in conjunction with “Selected Historical Financial and Other Data of Dow,” “Selected Historical Financial and Other Data of Rohm and Haas,” “Unaudited Pro Forma Combined Condensed Financial Information” and the consolidated financial statements and related notes thereto of Dow and Rohm and Haas which are incorporated by reference herein.

	At March 31, 2009 (dollars in millions)
	Actual	As Adjusted (1)	As Further Adjusted
Cash and cash equivalents	$2,956	$3,813	$3,813

Short-term debt (includes notes payable and current maturities of long-term debt)	$2,067	$3,430	$3,430

Long-term debt:
Revolving credit agreement of Dow	$3,000	$3,000	$3,000
Promissory notes and debentures of Dow	5,199	5,199	5,199
Promissory notes and debentures of Rohm and Haas	—	2,637	2,637
Other long-term debt of Dow	3,921	3,921	3,921
Other long-term debt of Rohm and Haas	—	22	22
Term Loan	—	9,226	8,261
Less: current maturities of long-term debt	(1,223)	(2,484)	(2,484)

Total long-term debt	10,897	21,521	20,556

Preferred securities of subsidiaries	500	500	500
Cumulative Perpetual Preferred Stock, Series B	—	2,500	1,591
Equity:
Cumulative Convertible Perpetual Preferred Stock, Series A	—	4,000	4,000
Common stock (2)	2,453	2,562	2,888
Additional paid-in capital	825	1,116	2,679
Retained earnings	16,896	16,896	16,881
Accumulated other comprehensive loss	(4,674)	(4,674)	(4,674)
Treasury stock at cost	(2,384)	(2,384)	(2,384)

The Dow Chemical Company’s stockholders’ equity	13,116	17,516	19,390

Noncontrolling interests	63	488	488

Total equity	13,179	18,004	19,878

Total long-term debt, Preferred securities of subsidiaries, Cumulative Perpetual Preferred Stock, Series B and equity	$24,576	$42,525	$42,525

(1)	Unlike the Unaudited Pro Forma Combined Condensed Balance Sheet, the numbers in this column do not give effect to (i) the sale of the MII salt business and the application of assumed proceeds to reduce our borrowings under the Term Loan Agreement or (ii) the divestitures of the businesses required by the FTC as a condition of its approval of the Merger.
(2)

This number does not give effect to the issuance of common stock upon conversion of any shares of our Cumulative Convertible Perpetual Preferred Stock, Series A or the possible sale of common stock by us to the Plan for allocation by the Plan to its participants. See “Other Offerings—Common Stock Offering to Employees’ Savings Plan” for more information. Additionally, in accordance with the terms of the

Cumulative Convertible Perpetual Preferred Stock, Series C, if we file an effective shelf registration statement relating to these shares prior to a certain specified date, these shares will be automatically convertible into a number of shares of common stock based on a volume weighted average price formula. Since we intend to file an effective shelf registration statement relating to the Cumulative Convertible Perpetual Preferred Stock, Series C prior to such date, we assume that these shares will automatically convert into shares of common stock. As a result, an increase in common stock is reflected in the as adjusted column and no shares of Cumulative Convertible Perpetual Preferred Stock, Series C are shown as being outstanding in this table. See “Unaudited Pro Forma Combined Condensed Financial Information.”

PRICE RANGE OF OUR COMMON STOCK AND OUR DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “DOW.” The following table sets forth, for the periods indicated, the high and low intraday prices of our common stock as reported by the New York Stock Exchange.

	High	Low
Fiscal Year Ended 2009
Second Quarter (through May 6, 2009)	$16.53	$8.14
First Quarter	$16.68	$5.89

	High	Low
Fiscal Year Ended 2008
Fourth Quarter	$32.28	$14.93
Third Quarter	$39.99	$30.82
Second Quarter	$43.43	$34.30
First Quarter	$40.04	$33.01

	High	Low
Fiscal Year Ended 2007
Fourth Quarter	$47.43	$39.20
Third Quarter	$47.96	$38.89
Second Quarter	$47.60	$43.71
First Quarter	$47.26	$39.02

On May 6, 2009, the closing sale price of our common stock was $15.19.

On April 30, 2009, we paid a quarterly dividend of $0.15 per share of common stock to stockholders of record on March 31, 2009. Since 1912, we have increased the amount of the quarterly dividend 47 times (approximately 12 percent of the time), and maintained the amount of the quarterly dividend approximately 88 percent of the time. The dividend was reduced in 2009, for the first time in this 97-year period, due to uncertainty in the credit markets, unprecedented lower demand for chemical products and the ongoing global recession. We declared dividends of $1.68 per share in 2008 and $1.635 per share in 2007.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF DOW

The following table sets forth selected historical financial and other data of Dow and, except as otherwise indicated below, is derived from our audited consolidated financial statements and unaudited consolidated financial statements. You should read the following information in conjunction with our consolidated financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Three Months Ended March 31,				Year Ended December 31,
(dollars in millions, except per share amounts)	2009		2008		2008		2007		2006		2005		2004
	(unaudited)
Statements of Income Data:
Net sales	$9,087		$14,824		$57,514		$53,513		$49,124		$46,307		$40,161
Cost of sales	8,165		12,908		52,019		46,400		41,526		38,276		34,244
Research and development expenses	292		331		1,310		1,305		1,164		1,073		1,022
Selling, general and administrative expenses	444		498		1,969		1,864		1,663		1,545		1,436
Amortization of intangibles	22		22		92		72		50		55		81
Goodwill impairment losses	—		—		239		—		—		—		—
Restructuring charges	19		—		839		578		591		114		543
Purchased in-process research and development charges	—		—		44		57		—		—		—
Acquisition-related expenses	48		—		49		—		—		—		—
Gain on asset divestitures related to formation of nonconsolidated affiliates	—		—		—		—		—		—		563
Asbestos-related credit	—		—		54		—		177		—		—
Equity in earnings of nonconsolidated affiliates	65		274		787		1,122		959		964		923
Sundry income (expense)—net	(3)		46		89		324		137		755		136
Interest income	12		24		86		130		185		138		86
Interest expense and amortization of debt discount	154		145		648		584		616		702		747

Income before income taxes (1)	17		1,264		1,321		4,229		4,972		6,399		3,796
Provision (credit) for income taxes	(18)		299		667		1,244		1,155		1,782		877

Income before cumulative effect of change in accounting principle	35		965		654		2,985		3,817		4,617		2,919
Cumulative effect of change in accounting principle	—		—		—		—		—		(20)		—
Net income (2)	35		965		654		2,985		3,817		4,597		2,919

Net income attributable to noncontrolling interests (3)	11		24		75		98		93		82		122

Net income attributable to The Dow Chemical Company (4)	$24		$941		$579		$2,887		$3,724		$4,515		$2,797

Earnings per common share-basic	$0.03		$1.00		$0.62		$3.03		$3.87		$4.69		$2.98
Earnings per common share-diluted	$0.03		$0.99		$0.62		$2.99		$3.82		$4.62		$2.93

Balance Sheets Data (end of period):
Total assets	$44,159		$50,657		$45,474		$48,801		$45,581		$45,934		$45,885
Total current assets	15,606		20,136		16,060		18,654		17,209		17,404		15,890
Total current liabilities	9,752		13,404		13,108		12,445		10,601		10,663		10,506
Working capital (5)	5,854		6,732		2,952		6,209		6,608		6,741		5,384
Property	47,370		49,044		48,391		47,708		44,381		41,934		41,898
Net property	13,823		14,545		14,294		14,388		13,722		13,537		13,828
Notes payable	844		2,114		2,360		1,548		219		241		104
Long-term debt due within one year	1,223		827		1,454		586		1,291		1,279		861
Long-term debt	10,897		7,392		8,042		7,581		8,036		9,186		11,629
Total debt (6)	12,964		10,333		11,856		9,715		9,546		10,706		12,594
Total equity (7)	13,179		20,609		13,580		19,803		17,430		15,660		12,719
Preferred securities of subsidiaries	500		1,000		500		1,000		1,000		1,000		1,000

Financial Ratios:
Research and development expenses as percent of net sales	3.2%		2.2%		2.3%		2.4%		2.4%		2.3%		2.5%
Income before income taxes as percent of net sales (1)	0.2		8.5		2.3		7.9		10.1		13.8		9.5
Return on stockholders’ equity (8)	0.7		18.7		4.3		14.9		21.8		29.5		22.8
Debt as a percent of total capitalization (9)	48.7		32.3		45.7		31.8		34.1		39.1		47.9
Ratio of earnings to fixed charges (10)	3.3	x	6.9	x	2.4	x	5.3	x	6.1	x	7.2	x	4.3	x

General:
Capital expenditures	$234		$359		$2,276		$2,075		$1,775		$1,597		$1,333
Depreciation	455		495		2,016		1,959		1,904		1,904		1,904

(1)	Changed from “Income before Income Taxes and Minority Interests” due to retrospective application of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.”

(2)	Caption added due to retrospective application of SFAS No. 160.

(3)	Changed from “Minority interests’ share in income,” due to retrospective application of SFAS No. 160.

(4)	Changed from “Net Income Available for Common Stockholders” due to retrospective application of SFAS No. 160.

(5)	“Working capital” equals “Total current assets” minus “Total current liabilities.”

(6)	“Total debt” equals “Notes payable” plus “Long-term debt due within one year” and “Long-term debt.”

(7)	Impact of retrospective application of SFAS No. 160 to equity section of balance sheets:

(dollars in millions)	Three Months Ended March 31,			Year Ended December 31,
	2009		2008	2008		2007	2006	2005	2004
	(unaudited)
Net stockholders’ equity (as reported prior to January 1, 2009)	$13,116	(1)	$20,179	$13,511	(1)	$19,389	$17,065	$15,324	$12,270
Noncontrolling interests (2)	63		430	69		414	365	336	449

Total equity	$13,179		$20,609	$13,580		$19,803	$17,430	$15,660	$12,719

(1)	Now shown as “The Dow Chemical Company’s stockholders’ equity.”

(2)	Changed from “Minority Interest in Subsidiaries.”

(8)	“Return on stockholders’ equity” equals “Net income attributable to The Dow Chemical Company” divided by “Net stockholders’ equity.” “Net income attributable to The Dow Chemical Company” is annualized for purposes of a quarterly calculation.

(9)	“Debt as a percent of total capitalization” equals “Total debt” divided by “Total debt” plus “Preferred securities of subsidiaries” and “Total equity.”

(10)	For the purposes of these ratios, earnings consist of income before income taxes, noncontrolling interests and equity in earnings of nonconsolidated affiliates; plus fixed charges, amortization of capitalized interest and distributed income of nonconsolidated affiliates; minus capitalized interest and preferred security dividends. Fixed charges consist of interest expense and amortization of debt discount, capitalized interest, preferred security dividends, and a portion of rentals deemed to represent an interest factor.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF ROHM AND HAAS

The following table sets forth selected historical financial and other data of Rohm and Haas. The financial data has been derived from Rohm and Haas’ audited consolidated financial statements and unaudited consolidated financial statements. You should read the following information in conjunction with Rohm and Haas’ consolidated financial statements included in our May 5th 8-K/A, and incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Three Months Ended March 31,		Year Ended December 31,
(dollars in millions)	2009	2008	2008	2007	2006
	(unaudited)
Statements of Operations Data:
Net sales	$1,772	$2,507	$9,575	$8,897	$8,230
Gross profit	390	660	2,410	2,467	2,483
Earnings (loss) from continuing operations before income taxes (1)	(58)	233	561	880	1,042
Earnings (loss) from continuing operations	(33)	177	484	674	768
Income (loss) from discontinued line of business, net of income tax	—	—	2	1	(4)
Loss on disposal of discontinued line of business, net of income tax	—	—	—	—	(16)
Net earnings (loss)	(33)	177	486	675	748

Net earnings (loss) attributable to Rohm and Haas (2)	$(31)	$172	$482	$661	$735

Balance Sheets Data (end of period):
Land, buildings and equipment, net of accumulated depreciation	$2,737	$2,917	$2,853	$2,871	$2,669
Total assets	9,278	10,549	9,909	10,107	9,553
Short-term obligations	142	272	177	158	393
Long-term debt	3,145	3,230	3,210	3,139	1,688
Total debt (3)	3,287	3,502	3,387	3,297	2,081
Total stockholders’ equity (4)(5)	2,992	3,498	3,189	3,361	4,153

(1)	Changed from “Earnings from continuing operations before income taxes, and minority interests” due to retrospective application of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.”

(2)	Changed from “Net earnings” due to retrospective application of SFAS No. 160.

(3)	“Total debt” equals “Short-term obligations” plus “Long-term debt.”

(4)	As a result of the implementation of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” Rohm and Haas recorded a $245 million charge to stockholders’ equity in 2006.

(5)	The primary reason for the reduction in Stockholders’ equity in 2007 is a $1 billion accelerated share repurchase.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial information reflects the presentation shown in our May 5th 8-K/A.

Introduction

The following unaudited pro forma combined condensed financial information (“pro forma financial information”) is based on the historical consolidated financial statements and the accompanying notes of The Dow Chemical Company (the “Company” or “Dow”) and Rohm and Haas Company (“Rohm and Haas”) and has been prepared to illustrate the effects of the Company’s acquisition of Rohm and Haas. The Unaudited Pro Forma Combined Condensed Balance Sheet has been prepared assuming the acquisition of Rohm and Haas had been consummated on March 31, 2009. The Unaudited Pro Forma Combined Condensed Statements of Operations have been prepared assuming the acquisition of Rohm and Haas had been consummated on January 1, 2008.

The accompanying pro forma financial information should be read in conjunction with the historical financial statements and the accompanying notes of the Company included in the Annual Report on Form 10-K for the year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission (“SEC”) on February 20, 2009, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 4, 2009, as well as the historical financial statements and the accompanying notes of Rohm and Haas, which are filed in the Current Report on Form 8-K/A.

The pro forma financial information, which was prepared in accordance with Article 11 of Regulation S-X, is not necessarily indicative of the financial position or results of operations that would have actually occurred had the acquisition been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The pro forma financial information does not reflect future nonrecurring charges resulting from the acquisition. The Unaudited Pro Forma Combined Condensed Statements of Operations do not reflect future events that may occur after the acquisition of Rohm and Haas, including the potential realization of operating cost savings (synergies) or restructuring activities or other costs related to the planned integration of Rohm and Haas, and do not consider potential impacts of current market conditions on revenues, expense efficiencies or asset dispositions (with the exception of the Rohm and Haas salt business).

Transaction Background

On April 1, 2009, the Company completed the acquisition of Rohm and Haas. Pursuant to the July 10, 2008 Agreement and Plan of Merger (the “Merger Agreement”), Ramses Acquisition Corp., a direct, wholly owned subsidiary of the Company, merged with and into Rohm and Haas (the “Merger”), with Rohm and Haas continuing as the surviving corporation and a direct, wholly owned subsidiary of the Company.

The Company pursued the acquisition of Rohm and Haas to make the Company a leading specialty chemicals and advanced materials company, combining the two organizations’ best-in-class technologies, broad geographic reach and strong industry channels to create a business portfolio with significant growth opportunities.

Pursuant to the terms and conditions of the Merger Agreement, each outstanding share of Rohm and Haas common stock was converted into the right to receive cash of $78 per share, plus additional cash consideration of $0.97 per share. The additional cash consideration represented 8 percent per annum on the $78 per share consideration from January 10, 2009 to the closing of the Merger, less dividends declared by Rohm and Haas with a dividend record date between January 10, 2009 and the closing of the Merger. All options to purchase shares of common stock of Rohm and Haas granted under the Rohm and Haas stock option plans and all other equity-based compensation awards, whether vested or unvested as of April 1, 2009, became fully vested and converted into the right to receive cash of $78.97 per share, less any applicable exercise price. Total cash consideration paid to Rohm and Haas shareholders was $15.7 billion.

Financing for the transaction included debt of $9.2 billion obtained through a Term Loan Agreement, as well as equity investments by Berkshire Hathaway Inc. (“BHI”) and by the Kuwait Investment Authority (“KIA”) in the form of Cumulative Convertible Perpetual Preferred Stock, Series A of 3 million shares for $3 billion (BHI) and 1 million shares for $1 billion (KIA).

In connection with the closing of the Merger, the Company entered into an Investment Agreement with the Haas Trusts and Paulson & Co. Inc. (“Paulson”), each of whom was a significant shareholder of Rohm and Haas common stock at the time of the Merger. Under the Investment Agreement, the Haas Trusts and Paulson purchased from the Company 2.5 million shares (Haas Trusts—1.5 million shares; Paulson—1.0 million shares) of Cumulative Perpetual Preferred Stock, Series B for an aggregate price of $2.5 billion, with $1.5 billion from the Haas Trusts and $1.0 billion from Paulson. The Haas Trusts made an additional investment in 0.5 million shares of Cumulative Convertible Perpetual Preferred Stock, Series C for an aggregate price of $500 million.

The Dow Chemical Company and Subsidiaries

Unaudited Pro Forma Combined Condensed Statements of Operations

For the Year Ended December 31, 2008

In millions, except per share amounts	Dow	Rohm and Haas	Pro Forma Adjustments	Ref.		Pro Forma Combined
Net Sales	$57,514	$9,575	$(1,898)	(H	)	$64,806
			(385)	(I	)
Cost of sales	52,019	7,165	84	(D	)	57,244
			(1,639)	(H	)
			(385)	(I	)
Research and development expenses	1,310	327	4	(D	)	1,639
			(2)	(H	)
Selling, general and administrative expenses	1,969	1,138	13	(D	)	3,014
			(106)	(H	)
Amortization of intangibles	92	63	257	(E	)	404
			(8)	(H	)
Restructuring charges	839	198	(3)	(H	)	1,034
Special charges	332	1	—			333
Asbestos-related credit	54	—	—			54
Equity in earnings of nonconsolidated affiliates	787	97	—			884
Sundry income (expense)—net	89	(71)	(3)	(H	)	15
Interest income	86	16	(1)	(H	)	101
Interest expense and amortization of debt discount	648	164	865	(J	)	1,735
			58	(F	)

Income before Income Taxes	1,321	561	(1,425)			457

Provision for income taxes	667	77	(500)	(G	)	244

Net Income	654	484	(925)			213

Net income attributable to noncontrolling interests	75	4	—			79

Net Income Attributable to The Dow Chemical Company	579	480	(925)			134

Preferred stock dividends	—	—	728	(K	)	728

Net Income (Loss) Available to The Dow Chemical Company Common Stockholders	$579	$480	$(1,653)			$(594)

Share Data
Earnings (Loss) per common share—basic	$0.62					$(0.61)
Earnings (Loss) per common share—diluted	$0.62			(L	)	$(0.61)
Common stock dividends declared per share of common stock	$1.68					$1.68
Weighted-average common shares outstanding—basic	930.4		43.4	(K	)	973.8
Weighted-average common shares outstanding—diluted	939.0		43.4	(K	)	982.4

See Notes to the Unaudited Pro Forma Combined Condensed Financial Statements.

For the Quarter Ended March 31, 2009

In millions, except per share amounts	Dow	Rohm and Haas	Pro Forma Adjustments	Ref.		Pro Forma Combined
Net Sales	$9,087	$1,772	$(488)	(H	)	$10,331
			(40)	(I	)
Cost of sales	8,165	1,382	21	(D	)	9,160
			(368)	(H	)
			(40)	(I	)
Research and development expenses	292	76	1	(D	)	369
Selling, general and administrative expenses	444	274	3	(D	)	696
			(25)	(H	)
Amortization of intangibles	22	15	64	(E	)	99
			(2)	(H	)
Restructuring charges	19	2	—			21
Special Charges	48	—	—			48
Equity in earnings (losses) of nonconsolidated affiliates	65	(1)	—			64
Sundry income (expense)—net	(3)	(41)	—			(44)
Interest income	12	3	—			15
Interest expense and amortization of debt discount	154	42	381	(J	)	592
			15	(F	)

Income (Loss) before Income Taxes	17	(58)	(578)			(619)

Provision (Credit) for income taxes	(18)	(25)	(201)	(G	)	(244)

Net Income (Loss)	35	(33)	(377)			(375)

Net income (loss) attributable to noncontrolling interests	11	(2)	—			9

Net Income (Loss) Attributable to The Dow Chemical Company	24	(31)	(377)			(384)

Preferred stock dividends	—	—	179	(K	)	179

Net Income (Loss) Available to The Dow Chemical Company Common Stockholders	$24	$(31)	$(556)			$(563)

Share Data
Earnings (Loss) per common share—basic	$0.03					$(0.58)
Earnings (Loss) per common share—diluted	$0.03			(L	)	$(0.58)
Common stock dividends declared per share of common stock	$0.15					$0.15
Weighted-average common shares outstanding—basic	925.4		43.4	(K	)	968.8
Weighted-average common shares outstanding—diluted	932.0		43.4	(K	)	975.4

See Notes to the Unaudited Pro Forma Combined Condensed Financial Statements.

The Dow Chemical Company and Subsidiaries

Unaudited Pro Forma Combined Condensed Balance Sheet

At March 31, 2009

In millions	Dow	Rohm and Haas	Pro Forma Adjustments	Ref.		Pro Forma Combined
Assets
Current Assets
Cash and cash equivalents	$2,956	$312	$(15,681)	(B	)	$4,033
			1,790	(H	)
			9,226	(J	)
			7,000	(K	)
			(1,570)	(H	)
Accounts and notes receivable:
Trade	3,819	1,109	(122)	(H	)	4,806
Other	2,714	191	(3)	(H	)	2,902
Inventories	5,916	871	217	(C	)	6,856
			(148)	(H	)
Deferred income tax assets and other current assets	201	459	(29)	(H	)	631

Total current assets	15,606	2,942	680			19,228

Investments
Investment in nonconsolidated affiliates	2,627	146	120	(C	)	2,893
Other investments	2,165	—	—			2,165
Noncurrent receivables	336	—	—			336

Total investments	5,128	146	120			5,394

Net Property	13,823	2,737	1,440	(C	)	17,468
			(532)	(H	)
Other Assets
Goodwill	3,392	1,639	(1,639)	(C	)	12,564
			9,172	(C	)
Other intangible assets	813	1,386	3,592	(C	)	5,358
			(433)	(H	)
Deferred income tax assets—noncurrent	3,865	67	(91)	(H	)	3,841
Restricted ESOP cash			552	(C	)	552
Deferred charges and other assets	1,532	361	(2)	(H	)	1,791
			(100)	(K	)

Total other assets	9,602	3,453	11,051			24,106

Total Assets	$44,159	$9,278	$12,759			$66,196

Liabilities and Equity
Current Liabilities
Notes payable	$844	$107	$(5)	(H	)	$946
Long-term debt due within one year	1,223	35	1,226	(J	)	1,258
			(1,226)	(H	)
Accounts payable:
Trade	2,885	386	(47)	(H	)	3,224
Other	1,972	146	(3)	(H	)	2,115
Income taxes payable	305	—	(58)	(H	)	247
Accrued and other current liabilities	2,523	668	(39)	(H	)	3,152

Total current liabilities	9,752	1,342	(152)			10,942

Long-Term Debt	10,897	3,145	8,000	(J	)	21,177
			(521)	(C	)
			(344)	(H	)
Other Noncurrent Liabilities
Pension and other postretirement benefits—noncurrent	5,420	1,147	(160)	(C	)	6,334
			(73)	(H	)
Other noncurrent obligations	4,411	652	1,964	(C	)	6,739
			(288)	(H	)

Total other noncurrent liabilities	9,831	1,799	1,443			13,073

Preferred Securities of Subsidiaries	500	—	—			500
Preferred Stock Series B	—	—	2,500	(K	)	2,500

Stockholders’ Equity
Preferred stock series A	—	—	4,000	(K	)	4,000
Common stock	2,453	605	(605)	(C	)	2,562
			109	(K	)
Additional paid-in capital	825	2,296	(2,296)	(C	)	1,116
			(100)	(K	)
			391	(K	)
Retained earnings	16,896	2,632	(2,632)	(C	)	16,896
Accumulated other comprehensive loss	(4,674)	(752)	752	(C	)	(4,674)
Treasury stock at cost	(2,384)	(1,915)	1,915	(C	)	(2,384)
ESOP shares	—	(68)	68	(C	)	—

The Dow Chemical Company’s stockholders’ equity	13,116	2,798	1,602			17,516

Noncontrolling interests	63	194	231	(C	)	488

Total equity	13,179	2,992	1,833			18,004

Total Liabilities and Equity	$44,159	$9,278	$12,759			$66,196

See Notes to the Unaudited Pro Forma Combined Condensed Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE A – BASIS OF PRO FORMA PRESENTATION

The acquisition of Rohm and Haas is being accounted for in accordance with Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). In accordance with SFAS 141R, the assets acquired and the liabilities assumed have been measured based on preliminary estimates of acquisition-date fair values. The final determination of the recognition and measurement of the assets acquired and liabilities assumed will be based on the fair value of actual net tangible and intangible assets and liabilities of Rohm and Haas at the April 1, 2009 closing date. Because the pro forma financial information has been prepared based on preliminary estimates, the final amounts recorded for the acquisition-date fair values may differ from the information presented.

The pro forma financial information, which was prepared in accordance with Article 11 of Regulation S-X, is not necessarily indicative of the financial position or results of operations that would have actually occurred had the acquisition been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The pro forma financial information does not reflect nonrecurring charges resulting from the acquisition. The Unaudited Pro Forma Combined Condensed Statements of Operations do not reflect future events that may occur after the acquisition of Rohm and Haas, including the potential realization of operating cost savings (synergies) or restructuring activities or other costs related to the planned integration of Rohm and Haas, and do not consider potential impacts of current market conditions on revenues, expense efficiencies or asset dispositions (with the exception of the Rohm and Haas salt business).

Certain Rohm and Haas amounts have been reclassified to conform with the Company’s basis of presentation.

NOTE B – PURCHASE PRICE

The calculation of the cash purchase price is as follows:

Purchase Price In millions
Purchase of all outstanding Rohm and Haas shares at $78 per share	$15,154
Additional consideration of $0.97 per share	188
Stock options and other stock-based awards	339

Total Purchase Price	$15,681

NOTE C – ASSETS ACQUIRED AND LIABILITIES ASSUMED

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed from Rohm and Haas on April 1, 2009, based on the current best estimates of management. Accordingly, the fair values of the assets and liabilities included in the table below are subject to change. The Company is in the process of finalizing its assessment of the fair value of the assets acquired and liabilities assumed. The completion of the fair valuation of the assets acquired and liabilities assumed may result in adjustments to the carrying value of Rohm and Haas’ assets and liabilities, revisions of the remaining useful lives of fixed assets and/or revisions of the useful lives of intangible assets, and the determination of any residual amount that will be recognized as goodwill. The related depreciation and amortization expense for the acquired assets is therefore also subject to revision based on the final valuation.

An increase/decrease in the fair value of inventory, property, plant and equipment or any identifiable intangible assets will decrease/increase the amount of goodwill to be recorded and may result in increased/decreased depreciation and/or amortization expense. The pro forma adjustments to reflect assets acquired and liabilities assumed at preliminary estimated fair values and the resulting goodwill are provided in the following table:

Assets Acquired, Liabilities Assumed and Goodwill In millions
Total Rohm and Haas Stockholders’ Equity	$2,798
Fair Value Adjustments:
Inventory	217
Investments in nonconsolidated affiliates	120
Property, plant and equipment	1,440
Identifiable intangible assets	3,592
Long-term debt	521
Pension and postretirement obligations	160
Noncontrolling interests	(231)
Salt business assets held for sale	943
Deferred income tax liabilities at 35 percent	(1,964)
Restricted ESOP cash	552
Elimination of Rohm and Haas historical goodwill	(1,639)
Goodwill created by the acquisition	9,172

Total Purchase Price	$15,681

As part of the purchase price of $15,681 million, $552 million in cash was paid to the Rohm and Haas Company Employee Stock Ownership Plan (“ESOP”) on April 1, 2009 for 7.0 million shares of Rohm and Haas common stock held by the ESOP on April 1, 2009. This cash consideration is shown as “Restricted ESOP cash” in the Unaudited Pro Forma Combined Condensed Balance Sheet at March 31, 2009.

Based on a review of Rohm and Haas’ summary of significant accounting policies disclosed in Rohm and Haas’ 2008 financial statements, as well as preliminary discussions with Rohm and Haas management, the nature and amount of any adjustments to conform the two companies’ accounting policies are not expected to be significant. Further review of Rohm and Haas’ accounting policies to conform the accounting policies of the two companies may impact actual results.

NOTE D – DEPRECIATION EXPENSE

The estimated increase in depreciation expense related to the estimated fair value of property, plant and equipment acquired from Rohm and Haas, depreciated over an estimated average life of 9 to 25 years, is $101 million for the year ended December 31, 2008 and $25 million for the quarter ended March 31, 2009. The increase in depreciation expense was allocated $84 million to “Cost of sales,” $4 million to “Research and development expenses,” and $13 million to “Selling, general and administrative expenses” for the year ended December 31, 2008 based on Rohm and Haas 2008 expenses. For the quarter ended March 31, 2009, the depreciation expense was allocated $21 million to “Cost of sales,” $1 million to “Research and development expenses,” and $3 million to “Selling, general and administrative expenses” for the quarter ended March 31, 2009.

NOTE E – AMORTIZATION EXPENSE

The estimated increase in amortization expense related to the estimated fair value of certain intangible assets acquired from Rohm and Haas, primarily consisting of customer lists, technology and trademarks, amortized over an estimated average life of 10 to 16 years, is $257 million for the year ended December 31, 2008 and $64 million for the quarter ended March 31, 2009.

NOTE F – AMORTIZATION OF DEBT

The estimated increase in interest expense related to the estimated fair value of debt acquired from Rohm and Haas is $58 million for the year ended December 31, 2008 and $15 million for the quarter ended March 31, 2009.

NOTE G – INCOME TAXES

For purposes of this pro forma financial information, the U.S. Federal statutory tax rate of 35 percent has been used for all periods presented. This rate is an estimate and does not take into account any possible future tax events that may result for the ongoing combined company.

NOTE H – DIVESTITURES

As a condition of the United States Federal Trade Commission’s approval of the Merger, the Company is required to divest a portion of its acrylic monomer business, a portion of its latex polymers business and its hollow sphere particle business within eight months of the closing of the Merger. Total net sales and cost of sales for these businesses amounted to approximately one percent of the Company’s 2008 net sales and cost of sales. The pro forma financial information has been prepared to reflect the divestiture of these businesses effective March 31, 2009 for the Unaudited Pro Forma Combined Condensed Balance Sheet and as of January 1, 2008 for the Unaudited Pro Forma Combined Condensed Statements of Operations. The divestiture of these businesses is expected to have an immaterial impact on the Company’s consolidated financial statements. Because there is no purchase agreement for these assets, for purposes of the pro forma financial information, a sale at book value was assumed, with proceeds reflected in cash and cash equivalents.

On April 1, 2009, the Company announced the entry into a definitive agreement to sell the stock of Morton International, Inc. (“Morton”), the salt business of Rohm and Haas, to K+S Aktiengesellschaft. The transaction is subject to customary closing conditions, including regulatory approval, and is expected to close in mid-2009. The Unaudited Pro Forma Combined Condensed Balance Sheet has been prepared to reflect the sale of the salt business effective March 31, 2009. The Unaudited Pro Forma Combined Condensed Statements of Operations have been prepared to reflect the sale of the salt business effective January 1, 2008. The transaction values Morton at $1,675 million, with proceeds subject to customary post-closing adjustments. For purposes of the pro forma financial information, estimated net after-tax proceeds of $1,570 million have been applied to reduce the Term Loan balance ($1,226 million applied to “Long-term debt due within one year” and $344 million applied to “Long-Term Debt”) (see Note J).

NOTE I – INTERCOMPANY TRANSACTIONS

Pro forma adjustments have been made to eliminate sales and the corresponding cost of sales between the Company and Rohm and Haas in the Unaudited Pro Forma Combined Condensed Statements of Operations. The impact of these transactions was immaterial to the Company.

NOTE J – DEBT FINANCING

Debt financing for the acquisition was provided by a $9.2 billion draw on a Term Loan Agreement (“Term Loan”) on April 1, 2009. The Term Loan matures on April 1, 2010, provided however, that the original maturity date may be extended for an additional year at the option of the Company, for a maximum outstanding balance of $8.0 billion. The actual interest rate of the Term Loan and the resulting amounts that the Company will ultimately pay for the Term Loan can vary significantly and are dependent on the current short-term interest rates in effect, the mode of borrowing (Base Rate or Eurodollar), the Company’s actual current long-term debt rating by Moody’s and Standard & Poor’s, the outstanding amount of the Term Loan at the end of each fiscal quarter, and the Company’s progress toward key targets such as the issuance of equity financing, among other factors.

For purposes of the pro forma financial information, it is assumed that the Company has applied estimated net after-tax proceeds of $1,570 million from the sale of the salt business of Rohm and Haas (see Note H) to the remaining outstanding balance of the Term Loan at March 31, 2009 for the Unaudited Pro Forma Combined Condensed Balance Sheet and at January 1, 2008 for the Unaudited Pro Forma Combined Condensed Statements of Operations, and that the balance of the Term Loan will remain outstanding for the full 24-month term of the Term Loan. The Company intends to repay the Term Loan in a period shorter than 24 months through a combination of proceeds obtained through asset sales, the issuance of debt securities and/or the issuance of equity securities. The timing and amount of these transactions are unknown and may significantly change the timing of the recognition of expense and total overall cost of the financing for the acquisition.

For purposes of the Unaudited Pro Forma Combined Condensed Statements of Operations, pursuant to the agreement, it is assumed the amounts outstanding under the Term Loan bear interest at one-year LIBOR of 187.75 basis points, plus 350 basis points based on the Company’s current long-term credit rating of BBB-/Baa3. The pro forma financial information reflects interest expense related to the Term Loan of $865 million for the year ended December 31, 2008 and $381 million for the quarter ended March 31, 2009, which includes the amortization of all loan origination costs over the 24-month term of the Term Loan. Interest expense increases in the second year due to additional extension and draw fees to extend the Term Loan beyond 12 months.

The amounts that the Company will ultimately pay may vary significantly from the above assumptions and will depend on the Company’s actual credit rating, the actual amount outstanding under the Term Loan at the end of each fiscal quarter, credit received from the Rating Agencies for equity financing, the actual amount and terms of permanent debt and/or equity financing, the actual LIBOR rate, and the status of any potential asset sales, among other factors. A drop in the Company’s long-term credit rating of one notch will increase interest expense for the Term Loan $77 million in the first year. An increase of LIBOR by 1/8 percentage point will increase interest expense for the Term Loan $10 million in the first year.

NOTE K – EQUITY FINANCING

Equity financing for the acquisition was provided by three series of preferred stock.

Cumulative Convertible Perpetual Preferred Stock, Series A

Equity securities in the form of Cumulative Convertible Perpetual Preferred Stock, Series A (“preferred series A”) were issued on April 1, 2009 to Berkshire Hathaway Inc. in the amount of $3 billion (3 million shares) and the Kuwait Investment Authority in the amount of $1 billion (1 million shares). The Company will pay cumulative dividends on preferred series A at a rate of 8.5 percent per annum in either cash, shares of common stock, or any combination thereof, at the option of the Company. For purposes of the pro forma financial information, it is assumed that the dividends on preferred series A will be paid in cash, resulting in an annual cash dividend payment of $340 million which is reflected in this pro forma financial information. Shareholders of preferred series A may convert all or any portion of their shares, at their option, at any time, into shares of the Company’s common stock at an initial conversion rate of 24.2010 shares of common stock for each share of preferred series A. Under certain circumstances, the Company will be required to adjust the conversion rate. On or after the fifth anniversary of the issuance date, if the common stock price exceeds $53.72 per share for any 20 trading days in a consecutive 30-day window, the Company may, at its option, at any time, in whole or in part, convert preferred series A into common stock at the then applicable conversion rate. For purposes of this pro forma financial information, it is assumed that no conversion has taken place and no changes to the conversion rate are required.

Cumulative Perpetual Preferred Stock, Series B

At the time of the Merger, the Haas Trusts and Paulson & Co. Inc. (“Paulson”) purchased from the Company Cumulative Perpetual Preferred Stock, Series B (“preferred series B”) in the amount of 2.5 million shares (Haas Trusts – 1.5 millions shares; Paulson – 1.0 million shares) for an aggregate price of $2.5 billion (Haas Trusts – $1.5 billion; Paulson – $1.0 billion). The Company will pay cumulative dividends on the preferred series B at a rate of 7 percent per annum in cash and 8 percent per annum either in cash or as an increase in the liquidation preference of preferred series B, at the Company’s option. For purposes of this pro forma financial information, it is assumed that all dividends on preferred series B will be paid in cash, resulting in an annual cash dividend payment of $375 million which is reflected in this pro forma financial information.

Cumulative Convertible Perpetual Preferred Stock, Series C

At the time of the Merger, the Haas Trusts invested $500 million in Cumulative Convertible Perpetual Preferred Stock, Series C (“preferred series C”). Prior to June 1, 2009, the Company will pay cumulative dividends on preferred series C at a rate of 7 percent per annum in cash and 8 percent per annum either in cash or as an increase in the liquidation preference of preferred series C, at the Company’s option. On and after June 1, 2009, if preferred series C shares have not been converted to common stock, the Company will be required to pay cumulative dividends of 12 percent per annum in cash. At any time following ten full trading days after April 1, 2009 and before June 1, 2009, holders of preferred series C, at their option, may convert their shares into shares of the Company’s common stock. The preferred series C shares automatically convert to common stock on the date immediately following the ten full trading days commencing on the date on which there is an effective shelf registration statement relating to the common stock underlying the preferred series C, if such registration statement is effective prior to June 1, 2009. In either case, all shares of preferred series C will convert into shares of the Company’s common stock at a conversion price per share of common stock equal to 95 percent of the average of the common stock volume-weighted average price for the ten trading days preceding the conversion.

For purposes of this pro forma financial information, it is assumed that a filed shelf registration will become effective prior to June 1, 2009 and thus it is assumed that preferred series C will automatically convert to common stock. As a result, no preferred series C shares are shown as being outstanding in this pro forma financial information. For purposes of this pro forma financial information, it is assumed that the conversion price will be $11.82 per common share, based on 95 percent of the volume-weighted average price observed during the period of April 16, 2009 through April 29, 2009, resulting in the issuance of 43.4 million shares of common stock. The conversion price of $11.82 per common share is for illustrative purposes only, as the actual conversion price will be based on trading days in the future; thus the actual conversion amount will vary from the assumed conversion amount presented. This scenario assumes conversion by June 1, 2009 and thus an increase in liquidation preference equivalent to a 15 percent preferred dividend for 60 days ($13 million) on preferred series C is included in this pro forma financial information. If the preferred series C is not converted, the post-June 1, 2009 dividend of 12 percent would amount to $60 million annually.

The above example is based on assumptions stated therein and is presented for illustrative purposes only. Actual results will vary based on the application of the applicable conversion formula set forth in the preferred series C certificate of designations to stock prices at the relevant time. The certificate is attached as Exhibit 3.3 to our Current Report on Form 8-K filed on April 1, 2009.

Financing Costs

Deferred financing costs of approximately $100 million were charged to “Additional paid-in capital” upon the issuance of preferred equity securities.

NOTE L – EARNINGS (LOSS) PER SHARE

The calculation of pro forma diluted earnings (loss) per share in the Unaudited Pro Forma Combined Condensed Statements of Operations uses the basic weighted-average share count, as the effect of using the diluted share count would be antidilutive.

NOTE M – ACQUISITION-RELATED EXPENSES

Included in the actual 2008 results in the pro forma financial information are pretax charges totaling $89 million ($49 million Dow and $40 million Rohm and Haas) for legal expenses and other transaction costs related to the acquisition of Rohm and Haas. Included in the actual first quarter of 2009 results are acquisition-

related expenses totaling $81 million ($48 million Dow and $33 million Rohm and Haas). The pro forma financial information does not reflect additional acquisition-related expenses that could be incurred in future periods.

NOTE N – ESTIMATED ANNUAL COST SAVINGS

The Company expects the transaction to create $1.3 billion in estimated pretax annual cost synergies and savings including increased purchasing power for raw materials; manufacturing and supply chain work process improvements; and the elimination of redundant corporate overhead for shared services and governance. The Company also anticipates that the transaction will produce significant growth synergies through the application of each company’s innovative technologies and as a consequence of the combined business’ broader product portfolio in key industry segments with strong global growth rates. The pro forma financial information does not reflect any of these anticipated synergies.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements made by or on behalf of the Company. The forward-looking statements contained in this document involve risks and uncertainties that may affect the Company’s operations, markets, products, services, prices and other factors as discussed in filings with the SEC. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company’s expectations will be realized. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

THE BUSINESS OF THE DOW CHEMICAL COMPANY

Dow is a diversified chemical company that combines the power of science and technology with the “Human Element” to constantly improve what is essential to human progress. Dow delivers a broad range of products and services to customers in approximately 160 countries, connecting chemistry and innovation with the principles of sustainability to help provide everything from fresh water, food and pharmaceuticals to paints, packaging and personal care products. In 2008, Dow had annual sales of $57.5 billion and employed approximately 46,000 people worldwide. Dow had 150 manufacturing sites in 35 countries and produced approximately 3,300 products. Below are descriptions of Dow’s businesses by operating segment prior to April 1, 2009.

Following the Merger, we announced a new management organization. As such, in the second quarter of 2009, we will reevaluate our reportable operating segments.

Performance Plastics

Dow Automotive is a leading global provider of technology-driven solutions that meet consumer demands for vehicles that are safer, stronger, quieter, lighter, cleaner, more comfortable and stylish. The business provides plastics, adhesives, glass bonding systems, emissions control technology, films, fluids, structural enhancement and acoustical management solutions to original equipment manufacturers, tier, aftermarket and commercial transportation customers. With offices and application development centers around the world, Dow Automotive provides materials science expertise and comprehensive technical capabilities to its customers worldwide.

Dow Building Solutions manufactures and markets an extensive line of insulation, weather barrier, and oriented composite building solutions and adhesives. The business is the recognized leader in extruded polystyrene (XPS) insulation, known industry-wide by its distinctive Blue color and the Dow STYROFOAM™ brand for more than 60 years.

Dow Epoxy is a leading global producer of epoxy resins, intermediates and specialty resins and epoxy systems for a wide range of industries and applications such as coatings, electrical laminates, civil engineering, wind energy, adhesives and composites. With plants strategically located across four continents, the business is focused on providing customers around the world with differentiated solution-based epoxy products and innovative technologies and services.

The Polyurethanes and Polyurethane Systems business is a leading global producer of polyurethane raw materials and polyurethane systems. Dow’s polyurethane products and fully formulated polyurethane systems are used for a broad range of applications including construction, automotive, appliance, furniture, bedding, shoe soles, decorative molding, athletic equipment and more.

Specialty Plastics and Elastomers includes a broad range of engineering plastics and compounds, performance elastomers and plastomers, monomers, specialty copolymers, synthetic rubber, polyvinylidene chloride resins and films (PVDC), and specialty film substrates. Key applications include automotive, adhesives, civil construction, wire and cable, building and construction, consumer electronics and appliances, food and specialty packaging, textiles, and footwear.

The Technology Licensing and Catalyst business includes licensing and supply of related catalysts, process control software and services for the UNIPOL™ polypropylene process, the METEOR™ process for ethylene oxide (EO) and ethylene glycol (EG), the LP OXO™ process for oxo alcohols, the Mass ABS process technology and Dow’s proprietary technology for production of purified terephthalic acid (PTA). Licensing of the UNIPOL™ polyethylene process and sale of related catalysts, including metallocene catalysts, are handled through Univation Technologies, LLC, a 50:50 joint venture of Union Carbide Corporation, a wholly owned subsidiary of TDCC.

Performance Chemicals

Designed Polymers is a business portfolio of products and systems characterized by unique chemistry, specialty functionalities, and people with deep expertise in regulated industries. Within Designed Polymers, Dow Water Solutions offers technology-based solutions for desalination, water purification, trace contaminant removal and water recycling. Also in Designed Polymers, businesses such as Dow Wolff Cellulosics, Dow Biocides and ANGUS Chemical Company (an indirect wholly owned subsidiary of TDCC), develop and market a range of products that enhance or enable key physical and sensory properties of end-use products in applications such as food, pharmaceuticals, oil and gas, paints and coatings, personal care, and building and construction.

The Dow Latex business provides the broadest line of styrene-butadiene products supporting customers in paper and paperboard applications, as well as carpet and artificial turf backings. UCAR Emulsion Systems manufactures and sells latexes for use in architectural and industrial coatings, adhesives, construction products and traffic paint. As a condition of the FTC’s approval of the Merger, Dow is required to divest a portion of its latex polymers business and its hollow sphere particle business in the United States, Canada, Puerto Rico, and Mexico.

The Specialty Chemicals business provides products and services used in a diverse range of applications, such as agricultural and pharmaceutical products and processing, building and construction, chemical processing and intermediates, electronics, food processing and ingredients, gas treating solvents, fuels and lubricants, oil and gas, household and institutional cleaners, coatings and paints, pulp and paper manufacturing, metal degreasing and dry cleaning, and transportation. As a condition of FTC’s approval of the Merger, Dow is required to divest a portion of its acrylic acid and esters business in North, Central, and South America.

The Performance Chemicals segment also includes the results of Dow Corning Corporation, and a portion of the results of the OPTIMAL Group of Companies and the SCG-Dow Group, all joint ventures of Dow.

Agricultural Sciences

Dow AgroSciences is a global leader in providing pest management, agricultural and crop biotechnology products and solutions. The business develops, manufactures and markets products for crop production; weed, insect and plant disease management; and industrial and commercial pest management. Dow AgroSciences is building a leading biotechnology business in agricultural seeds, traits and healthy oils.

Basic Plastics

The Polyethylene business is the world’s leading supplier of polyethylene-based solutions through sustainable product differentiation. Through the use of multiple catalyst and process technologies, the business offers customers one of the industry’s broadest ranges of polyethylene resins via a strong global network of local experts focused on partnering for long-term success.

The Polypropylene business, a major global polypropylene supplier, provides a broad range of products and solutions tailored to customer needs by leveraging Dow’s leading manufacturing and application technology, research and product development expertise, extensive market knowledge and strong customer relationships.

The Polystyrene business, the global leader in the production of polystyrene resins, is uniquely positioned with geographic breadth and participation in a diversified portfolio of applications. Through market and technical leadership and low cost capability, the business continues to improve product performance and meet customer needs.

The Basic Plastics segment also includes the results of Equipolymers and Americas Styrenics LLC, as well as a portion of the results of EQUATE Petrochemical Company K.S.C. and the SCG-Dow Group, all joint ventures of Dow.

Basic Chemicals

The Core Chemicals business is a leading global producer of each of its basic chemical products, which are sold to many industries worldwide, and also serve as key raw materials in the production of a variety of Dow’s performance and plastics products.

The Ethylene Oxide/Ethylene Glycol business is a key supplier of ethylene glycol to MEGlobal, a 50:50 joint venture and a world leader in the manufacture and marketing of merchant monoethylene glycol and diethylene glycol. Dow also supplies ethylene oxide to internal derivatives businesses. Ethylene glycol is used in polyester fiber, polyethylene terephthalate (PET) for food and beverage container applications, polyester film and antifreeze.

The Basic Chemicals segment also includes the results of MEGlobal and a portion of the results of EQUATE Petrochemical Company K.S.C. and the OPTIMAL Group of Companies, all joint ventures of Dow.

Hydrocarbons and Energy

The Hydrocarbons and Energy business encompasses the procurement of fuels, natural gas liquids and crude oil-based raw materials, as well as the supply of monomers, power and steam principally for use in Dow’s global operations. The business regularly sells its byproducts; the business also buys and sells products in order to balance regional production capabilities and derivative requirements. The business also sells products to certain Dow joint ventures. Dow is the world leader in the production of olefins and aromatics.

The Hydrocarbons and Energy segment also includes the results of Compañía Mega S.A. and a portion of the results of the SCG-Dow Group, both joint ventures of Dow.

Unallocated and Other includes the results of New Ventures (which includes new business incubation platforms focused on identifying and pursuing new commercial opportunities); Venture Capital; Dow’s insurance operations and environmental operations; and certain overhead and other cost recovery variances not allocated to the operating segments.

THE BUSINESS OF ROHM AND HAAS COMPANY

Rohm and Haas, which became our wholly owned subsidiary on April 1, 2009, is a global specialty materials company with a portfolio of global businesses including electronic materials, specialty materials and salt. Its products enable the creation of leading-edge consumer goods and other products found in a broad segment of dynamic markets, the largest of which include: building and construction, electronics, packaging and paper, industrial and other, transportation, household and personal care, water and food. To serve these markets, in 2008 Rohm and Haas had significant operations with approximately 98 manufacturing and 34 research facilities in 30 countries and approximately 15,490 employees. Prior to our acquisition of Rohm and Haas, Rohm and Haas’ financial results were reported in seven reportable segments organized within the following four business groups:

Electronic Materials Group

Rohm and Haas’ Electronic Materials group is comprised of two reportable segments: Electronic Technologies and Display Technologies. This group develops, manufactures and delivers materials for use in applications such as telecommunications, consumer electronics and household appliances.

The Electronic Technologies segment is an aggregation of Circuit Board Technologies, Packaging and Finishing Technologies and Semiconductor Technologies businesses.

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Circuit Board Technologies develops, manufactures and delivers the technology, materials and fabrication services for increasingly powerful, high-density printed circuit boards in computers, cell phones, automobiles and many other electronic devices. Rohm and Haas is a leading global supplier of specialty chemicals and materials used in the fabrication of printed circuit boards, and is focused on the development of metallization and imaging technologies.

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Packaging and Finishing Technologies develops, manufactures and delivers innovative materials and processes that boost the performance of a diverse range of electronic, optoelectronic and industrial finishing applications. Rohm and Haas supplies integrated metallization processes critical for interconnection, corrosion resistance, metal finishing, and decorative applications.

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Semiconductor Technologies develops, manufactures and supplies integrated products and technologies on a global basis. Rohm and Haas enables its customers to drive leading edge semiconductor design, and to boost performance of semiconductor devices powered by smaller and faster chips. This business also develops and delivers materials used for chemical mechanical planarization (CMP), a process that creates the flawless surfaces required to make faster and more powerful integrated circuits and electronic substrates.

Display Technologies develops, manufactures and sells materials used in the production of electronic displays. This business includes the consolidated results of Rohm and Haas’ joint venture with SKC Corporation of Korea formed on November 30, 2007, SKC Haas Display Films, which develops, manufactures, and sells advanced specialty films and materials used in LCD and plasma displays. These include light diffuser films, micro lens films, optical protection films, release protection films, reflectors, technology for touch panels, Plasma Display Panel filters, and process chemicals used to manufacture LCD color filters. This business also includes leading-edge light management film technology acquired from Eastman Kodak on June 15, 2007, as well as process chemicals used in LCD production originally developed by Rohm and Haas. In addition, in April 2008, Rohm and Haas acquired Gracel Displays, Inc., a leading developer and manufacturer of Organic Light Emitting Diode Materials, which offer many performance benefits to improve the brightness, clarity, and efficiency of display.

Specialty Materials Business Group

The Specialty Materials Business Group encompasses three reportable segments: Paint and Coatings Materials, Packaging and Building Materials, and Primary Materials. Rohm and Haas believes that it is the largest and most broadly based supplier of acrylic polymers in the markets it serves, and also the largest combined supplier of the key raw materials to make these acrylic polymers, namely methacrylate and acrylate monomers. The largest consumers of Rohm and Haas’ acrylic monomers are its downstream polymer businesses—Paint and Coatings Materials and Packaging and Building Materials.

Paint and Coatings Materials offers high quality, technologically advanced binders and additives for paint and coatings that improve the durability, tint retention, adhesion, stain resistance and opacity of paint. This business offers products for the architectural and decorative coatings markets, as well as products used in the manufacture of industrial coatings (for use on wood and metal, and in traffic paint), construction materials (for use in roofing materials, insulation, and cement modification), and floor care products.

Packaging and Building Materials offers a range of polymers, additives, and formulated value-added products sold globally (which utilize a broad range of chemistries and technologies, including acrylic technology), including:

•	Formulated adhesives and adhesive polymers used in flexible packaging, tape and label, transportation, and other applications;

•	Performance enhancing additives for plastics used in a broad array of applications, especially construction materials (e.g., vinyl siding, vinyl windows, vinyl fencing) and packaging;

•	Processing aids for plastic production; and

•	Specialty polymers and coatings for use in leather, textile, graphic arts, paper and packaging applications.

Primary Materials produces methyl methacrylate, acrylic acid and associated esters as well as specialty monomer products which are building blocks used in Rohm and Haas’ downstream polymer businesses and which are also sold externally. Primary Materials also provides polyacrylic acid dispersants, opacifiers and rheology modifiers/thickeners to the global household and industrial markets.

Performance Materials Group

This reportable segment includes the sales and operating results of Rohm and Haas’ other businesses, including Process Chemicals and Biocides, Powder Coatings, and other smaller business units.

Process Chemicals and Biocides includes Rohm and Haas’ technology platforms in ion exchange resins and biocides. These technologies continue to be adapted to more advanced applications, such as bio-processing, advanced water treatment (e.g., ultra-pure water for the electronics industry), and microbial protection for both building materials and personal care. In addition to this strong technical capability, this business has global reach and adaptable business models, such as its Viance joint venture for wood preservation.

Powder Coatings produces a comprehensive line of powder coatings that are sprayed onto consumer and industrial products in a solid form. During the powder coating process, tiny particles receive an electrostatic charge as they pass through a sprayer, which causes them to adhere to the product. The product is later cured at a high temperature, where the particles melt onto the product to form the final coating. Powder coatings are often more cost-effective than liquid coatings, while providing similar or enhanced benefits, including increased durability such as temperature and wear resistance. Powder coatings are used on a wide variety of products, ranging from door handles to patio and deck furniture, to windshield wipers, televisions and industrial shelving.

Also included in the Performance Materials Segment are several small businesses that are building positions based on technology areas outside of the core of Rohm and Haas’ operations. For example, Rohm and Haas’ AgroFresh subsidiary is a global leader in maintaining the freshness of fruits, vegetables and flowers with a portfolio of products and services based on proprietary 1-MCP technology. AgroFresh is now expanding the use of 1-MCP technology to the protection of field crops from heat and drought stress. InvinsaTM crop stress protection technology is being further developed and commercialized in partnership with Syngenta AB.

Salt

This segment includes table and specialty salts and salt used for water conditioning, ice control, food processing and chemical/industrial use. On April 1, 2009, Rohm and Haas, as our wholly owned subsidiary, entered into the Stock Purchase Agreement with K+S, whereby K+S will acquire the salt business of MII from Rohm and Haas. The purchase price for the transaction is $1.675 billion in cash, subject to adjustment at closing for working capital and certain indebtedness, pension and post-retirement benefit obligations. The transaction is subject to customary closing conditions, including receipt of regulatory approvals in the United States and Canada. The Stock Purchase Agreement contains certain termination rights for both Rohm and Haas and K+S, including the right of either party to terminate if the closing has not occurred by January 4, 2010.

DESCRIPTION OF THE FINANCING TRANSACTIONS

Term Loan

On September 8, 2008, TDCC, as borrower, entered into a Term Loan Agreement (the “Original Agreement”) with a syndicate of banks in order to finance a portion of the Merger, to retire certain debt of Rohm and Haas and to pay related fees, costs and expenses. On March 5, 2009, the parties to the Original Agreement entered into a First Amendment to Term Loan Agreement (the “First Amendment”) in order to amend the Original Agreement (as so amended, the “Term Loan Agreement”). The following description of the Term Loan Agreement is qualified in its entirety by reference to the Original Agreement and the First Amendment, copies of which have been filed by us with the SEC on Current Reports on Form 8-K dated September 9, 2008 and March 6, 2009, respectively.

Under the Term Loan Agreement, TDCC borrowed approximately $9.2 billion to finance a portion of the Merger. The Term Loan Agreement will mature on the earlier of (a) the first anniversary of the closing date and (b) April 14, 2010; provided, however, that the original maturity date of the Term Loan Agreement may be extended to the date occurring one year following the original maturity date, at our option, subject to the satisfaction of certain conditions precedent, including (i) the absence, since December 31, 2008, of a material adverse change in the financial position or operations of TDCC and its consolidated subsidiaries, considered as a whole (except for the Merger and the financing thereof and except for any changes disclosed in our 2008 10-K; provided that any changes or developments relating to matters so disclosed (and the effects thereof) that arise after December 31, 2008 may be taken into account in determining whether a material adverse change has occurred), (ii) compliance with the total leverage ratio covenant described below as of the original maturity date, if such covenant is applicable on such date, (iii) the reduction of the aggregate principal amount of the loans under the Term Loan Agreement to $8 billion or less, and (iv) the payment of an extension fee equal to 2% of the aggregate principal amount of the outstanding loans on the original maturity date (after giving effect to any prepayment or repayment on such date).

The Term Loan Agreement permits loans bearing interest at a rate per annum equal to either a base rate or LIBOR plus, in each case, a margin that varies based on TDCC’s credit rating (the “Applicable Margin”); provided, however, that if the original maturity date of the Term Loan Agreement is extended as described in the preceding paragraph, then the Applicable Margin shall increase, as set forth in the Term Loan Agreement, on the date of extension, on the 90th day following such date and on each successive 90th day thereafter.

We paid to the lenders a structuring fee equal to 1.25% of the aggregate amount of the lenders’ commitments. Additionally, under the Term Loan Agreement, TDCC is obligated from time to time to pay certain duration fees to the lenders, as set forth in the Term Loan Agreement. Higher rates will apply to certain of these fees (i) unless, on or prior to the 90th day following the date of the closing of the Merger, TDCC consummates one or more sales of certain equity interests or equity-linked securities for which it receives aggregate gross cash proceeds of at least $1.5 billion (calculated, in the case of equity-linked securities, based on the amount of “equity credit” accorded thereto by certain rating agencies) (a “New Equity Issuance”) or (ii) if a New Equity Issuance does occur on or prior to such 90th day following the date of the closing of the Merger, but the outstanding indebtedness under the Term Loan Agreement has not been reduced to the extent specified under the Term Loan Agreement. Our issuance of the Perpetual Preferred Stock, Series B (as defined below) and the Convertible Preferred Stock, Series C (as defined below), together with this offering of common stock, meets this New Equity Issuance requirement.

The Term Loan Agreement contains provisions relating to mandatory prepayment of the loans in certain circumstances, such as receipt by TDCC or any of its consolidated subsidiaries of proceeds from any sale of assets the proceeds of which exceed $50 million, incurrence of indebtedness for borrowed money (other than (i) commercial paper issued by TDCC in the normal course of business and consistent with past practice, (ii) refinancings, renewals, replacements and refundings of indebtedness whether outstanding on the date of the effective date of the Original Agreement or thereafter, (iii) any indebtedness incurred to finance our day-to-day operations in the normal course of business and any indebtedness incurred to finance loans to, or other investments in, our joint ventures, and (iv) certain other indebtedness) the proceeds of which exceed $50 million, any sale or issuance of certain equity interests or equity-linked securities, or any litigation, arbitration, settlement or other dispute resolution related to the proposed K-Dow joint venture transaction, in each case subject to agreed exceptions.

Subject to certain conditions, TDCC may at its option prepay in whole or in part the principal amount of the loans together with accrued interest without penalty.

The Term Loan Agreement contains affirmative and restrictive covenants applicable to us, including: (a) periodic financial reporting requirements, (b) limitations on liens, (c) the requirement that the ratio of TDCC’s consolidated indebtedness (as defined in the Term Loan Agreement) to its consolidated capitalization (as defined in the Term Loan Agreement) not be greater than 0.65 to 1.00, (d) limitations on sale and lease-back transactions, (e) limitations on consolidations, mergers and sales of assets, and (f) a requirement to provide guarantees from any subsidiary that guarantees certain other indebtedness of TDCC. In addition, TDCC agreed to use the proceeds of the loans solely to (i) finance the acquisition of Rohm and Haas, (ii) repay certain indebtedness of Rohm and Haas and its subsidiaries on the closing date and (iii) finance related transaction costs. Furthermore, if and when both of TDCC’s credit ratings from Moody’s and S&P fall below certain levels or no credit rating is available (or, if the New Equity Issuance does not occur on or prior to the 90th day following the date of the closing of the Merger, if either of TDCC’s credit ratings from Moody’s or S&P falls below certain levels or no credit rating is available), TDCC may not permit the total leverage ratio (as defined in the Term Loan Agreement) to be greater than certain levels (initially 5.75 to 1.00 and progressively declining to 4.25 to 1.00 at September 30, 2010 and thereafter). On April 1, 2009, S&P downgraded our long-term credit rating to BBB- with credit watch negative and on April 22, 2009, Moody’s downgraded our long-term credit rating to Baa3 with outlook negative, resulting in a current requirement for TDCC to maintain a total leverage ratio of 5.75 to 1.00, which ratio may decline progressively, as described above or may be removed if our credit ratings improve. The Term Loan Agreement contains customary events of default.

Under the Term Loan Agreement, TDCC has agreed that unless its credit rating from Moody’s is Baa3 or higher (with at least a stable outlook) and its credit rating from S&P is BBB- or higher (with at least a stable outlook), then upon notice by the administrative agent at any time and from time to time following the 60th day after the day the loans are extended beyond their original maturity date, TDCC will offer and, if certain investment banks are able to place the securities referred to below, issue and sell, prior to the 30th day after such notice (subject to extension by an additional 15 days for blackout periods and other events), such aggregate principal amount of debt securities as will generate gross proceeds sufficient to refinance (in whole or in part, as determined by the administrative agent) all outstanding loans under the Term Loan Agreement, subject to a maximum interest rate and certain other conditions. So long as TDCC complies with the request to offer such securities, failure of the investment banks to place and sell such securities shall not constitute a default under the Term Loan Agreement. If TDCC fails to offer such securities as described above, such failure would constitute a default under the Term Loan Agreement and result in an increase in the interest rate payable thereunder.

On March 5, 2009, TDCC also entered into a Securities Issuance Letter (the “Securities Issuance Letter”) with Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc. (the “Arrangers”), pursuant to which TDCC confirmed that, subject to the effectiveness of the First Amendment, the closing of the Merger, compliance with all applicable laws and regulations, and other customary conditions precedent, TDCC is committed to issuing up to $3 billion of debt prior to or within 90 calendar days after the closing of the Merger (subject to extension under certain circumstances), so long as (a) the yield on such debt is no higher than a rate separately agreed between TDCC and the Arrangers, (b) such debt is unsecured and not guaranteed by any of TDCC’s subsidiaries, and (c) unless otherwise agreed by TDCC, such debt does not contain covenants, defaults or other provisions materially adverse to it other than those contained in its 5.7% Senior Notes due 2018 and a ratings-based interest adjustment. The Securities Issuance Letter provides that the inability or other failure by TDCC to issue or offer to issue such debt shall not constitute a default under the Term Loan Agreement or its other agreements.

The Cumulative Convertible Perpetual Preferred Stock, Series A

On April 1, 2009, in accordance with the provisions of investment agreements (the “Series A Investment Agreements”) between TDCC and each of Berkshire Hathaway Inc. (“BHI”) and the Kuwait Investment Authority (“KIA” and, together with BHI, the “Investors”) TDCC issued to BHI and KIA 3,000,000 and 1,000,000 shares, respectively, of cumulative convertible perpetual preferred stock, Series A having a liquidation preference of $1,000 per share (the “Convertible Preferred Stock, Series A”), for an aggregate consideration of $4.0 billion. The following description of the Series A Investment Agreements and the Convertible Preferred Stock, Series A is qualified in its entirety by reference to the Series A Investment Agreements attached as Exhibits 10.1 and 10.2 to our Current Report on Form 8-K filed on October 27, 2008 and to the certificate of designations establishing the terms of the Convertible Preferred Stock, Series A (the “Series A Certificate of Designations”) attached as Exhibit 3.1 to our Current Report on Form 8-K filed on April 1, 2009.

Under the Series A Certificate of Designations:

•

Each share of the Convertible Preferred Stock, Series A may be converted at any time, at the option of the holder, into 24.2010 shares of our common stock, subject to certain anti-dilution adjustments and certain other adjustments which represents an initial conversion price of approximately $41.32 per share;

•

On or after five years from the date on which the Convertible Preferred Stock, Series A is issued, we may, at our option, at any time or from time to time, cause some or all of the Convertible Preferred Stock, Series A to be converted into shares of our common stock at the then applicable conversion rate if, (i) for 20 trading days within any period of 30 consecutive trading days ending on the trading day preceding the date we give notice of conversion at its option, the closing price of our common stock exceeds 130% of the then-applicable conversion price and (ii) we have declared and paid (or have declared and set apart for payment) any past due dividends on the Convertible Preferred Stock, Series A;

•

We will pay cumulative dividends on the Convertible Preferred Stock, Series A quarterly in arrears, at the rate of 8.5% per annum, in either cash, common stock or a combination of both, at our option, plus 10% per annum additional dividends on the amount of any unpaid dividends;

•

The Convertible Preferred Stock, Series A will rank senior to our outstanding common stock and any other junior capital stock (collectively, the “Junior Stock”) with respect to the payment of dividends and distributions in liquidation; at any time when dividends on the Convertible Preferred Stock, Series A have not been paid in full, we will not, and will cause our subsidiaries not to, declare or pay any dividend on Junior Stock, make any distributions relating to Junior Stock, redeem, purchase, acquire or make a liquidation payment relating to Junior Stock, or make any guarantee payment with respect to Junior Stock, in each case subject to certain exceptions set out in the Series A Certificate of Designations;

•	The Convertible Preferred Stock, Series A is perpetual and has no maturity date and is not redeemable at our option; and

•

Holders of Convertible Preferred Stock, Series A do not have voting rights, except under certain circumstances. If dividends on the Convertible Preferred Stock, Series A are not paid in full for six dividend periods, holders of Convertible Preferred Stock, Series A (together with the holders of any of our other preferred stock with similar voting rights) will have the right to elect two directors of our board of directors.

In addition, under the Series A Investment Agreements, each Investor has agreed to be subject to certain standstill provisions, which will terminate, subject to an outer limit of seven years from the Closing Date, on the later of the third anniversary of the Closing Date and the date on which the Investors beneficially own less than 2% of the outstanding shares of common stock. Each Investor has also agreed not to offer, transfer, hypothecate, sell, contract to sell or hedge the Convertible Preferred Stock, Series A, any of our common stock received upon conversion of the Convertible Preferred Stock, Series A or its exposure to our common stock for a period of five years following the date on which the Convertible Preferred Stock, Series A was issued, subject to certain exceptions as specified in the Series A Investment Agreements.

The Cumulative Perpetual Preferred Stock, Series B

On April 1, 2009, in accordance with the provisions of an investment agreement (the “Series B and C Investment Agreement”) among TDCC, certain trusts established by members of the Haas family (the “Haas Trusts”) and funds managed by Paulson & Co. Inc. (“Paulson”), we issued to the Haas Trusts and Paulson funds 1,500,000 and 1,000,000 shares, respectively, of our cumulative perpetual preferred stock, series B, having an initial liquidation preference of $1,000 per share (the “Perpetual Preferred Stock, Series B”), for an aggregate consideration of $2.5 billion. On April 1, 2009, subsequent to our initial issuance of the Perpetual Preferred Stock, Series B, to Paulson funds and the Haas Trusts, the Haas Trusts sold 250,000 shares of Perpetual Preferred Stock, Series B, to Paulson Credit Opportunities Master Limited. The following description of the Series B and C Investment Agreement and the Perpetual Preferred Stock, Series B is qualified in its entirety by reference to the Series B and C Investment Agreement attached as Exhibit 10.2 to our Current Report on Form 8-K filed on March 12, 2009 and to the certificate of designations establishing the terms of the Perpetual Preferred Stock, Series B (the “Series B Certificate of Designations”) attached as Exhibit 3.2 to our Current Report on Form 8-K filed on April 1, 2009.

Under the Series B Certificate of Designations:

•

we will pay cumulative dividends on the Perpetual Preferred Stock, Series B, quarterly in arrears, at a rate of 7% per annum in cash (“Cash Dividends”) and 8% per annum either (at our option) in cash or as an increase in the liquidation preference of the Perpetual Preferred Stock, Series B, plus 3% per annum additional dividends on the amount of any unpaid Cash Dividends (payable as an increase in the liquidation preference of the Perpetual Preferred Stock, Series B) if any Cash Dividends are not timely declared and paid;

•

the Perpetual Preferred Stock, Series B will rank senior to our outstanding Junior Stock with respect to the payment of dividends and distributions in liquidation; at any time when dividends on the Perpetual Preferred Stock, Series B have not been paid in full, we will not, and will cause our subsidiaries not to, declare or pay any dividend in excess of $0.01 per share on Junior Stock, make any distributions relating to Junior Stock, redeem, purchase, acquire or make a liquidation payment relating to Junior Stock, or make any guarantee payment with respect to Junior Stock, in each case subject to certain exceptions set out in the Series B Certificate of Designations;

•

the Perpetual Preferred Stock, Series B is redeemable (i) at the option of the holders upon a change of control of us or at any time after the 60th anniversary of issuance and (ii) at our option at any time after the 5th anniversary of issuance, in each case, on the terms and at the prices set forth in the Series B Certificate of Designations; and

•

the holders of the Perpetual Preferred Stock, Series B do not have voting rights except under certain circumstances as described in the Series B Certificate of Designations, including: the right to vote (together with the holders of any of our other preferred stock with similar voting rights) to elect two directors of our board of directors in the event of certain dividend arrearages; the right to vote as a class with respect to the issuance of our senior capital stock or certain adverse changes to our organizational documents; and as required by Delaware law.

Additionally, pursuant to the Series B and Series C Investment Agreement, we have granted to the Haas Trusts and Paulson funds certain registration rights to allow them to resell their shares of the Perpetual Preferred Stock, Series B in an offering registered with the SEC under certain circumstances.

In addition, through a Replacement Capital Covenant relating to the Perpetual Preferred Stock, Series B, dated April 1, 2009 (the “Series B Replacement Capital Covenant”), which was contemplated by the Series B Certificate of Designations, we covenanted, for the benefit of holders of a designated series of our long-term indebtedness, that we will only redeem or repurchase shares of the Perpetual Preferred Stock, Series B on or before the Termination Date (as defined in the Series B Replacement Capital Covenant) with the proceeds that we have received during the 180 days prior to the date of such redemption or repurchase from the sale of certain qualifying securities that have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the Perpetual Preferred Stock, Series B. The foregoing description of the Series B Replacement Capital Covenant is qualified in its entirety by reference to the Series B Replacement Capital Covenant attached as Exhibit 99.2 to our Current Report on Form 8-K filed on April 1, 2009.

The Cumulative Convertible Perpetual Preferred Stock, Series C

Under the Series B and C Investment Agreement, we issued to the Haas Trusts 500,000 shares of cumulative convertible preferred stock, series C, having an initial liquidation preference of $1,000 per share (the “Convertible Preferred Stock, Series C”) for an aggregate consideration of $500 million.

The following description of the Series B and C Investment Agreement and the Convertible Preferred Stock, Series C is qualified in its entirety by reference to the Series B and C Investment Agreement attached as Exhibit 10.2 to our Current Report on Form 8-K filed on March 12, 2009 and to the certificate of designations establishing the terms of the Convertible Preferred Stock, Series C (the “Series C Certificate of Designations”) attached as Exhibit 3.3 to our Current Report on Form 8-K filed on April 1, 2009. In the Purchase Agreement, the Haas Trusts and Dow have agreed to amend the Series C Certificate of Designations to provide that the deadline for the automatic conversion of the Convertible Preferred Stock, Series C will be June 8, 2009.

Under the Series C Certificate of Designations:

•

prior to June 1, 2009, we will pay cumulative dividends on the Convertible Preferred Stock, Series C, quarterly in arrears, at a rate of 7% per annum in Cash Dividends and 8% per annum either (at our option) in cash or as an increase in the liquidation preference of the Convertible Preferred Stock, Series C, plus 3% per annum additional dividends on the amount of any unpaid Cash Dividends (payable as an increase in the liquidation preference of the Convertible Preferred Stock, Series C) if any Cash Dividends are not timely declared and paid;

•

if we have an effective shelf registration statement relating to the common stock underlying the Convertible Preferred Stock, Series C, prior to June 1, 2009, the Convertible Preferred Stock will automatically convert on the date immediately following the 10 full trading days commencing on the date of filing of such shelf registration statement into a number of shares of common stock equal to the sum of one-tenth of the liquidation preference of that share divided by 95% of the volume weighted average price per share of our common stock for each of the 10 full trading days immediately prior to the conversion date (the “Early Conversion Rate”);

•

prior to June 1, 2009, if the Convertible Preferred Stock, Series C, has not yet automatically converted because we do not have an effective shelf registration statement as described above, the Convertible Preferred Stock, Series C will be convertible into our common stock at the option of the holders at any time following 10 full trading days after issuance, at the Early Conversion Rate;

•

on and after June 1, 2009, if the Convertible Preferred Stock, Series C is still outstanding, we will pay cumulative dividends on the Convertible Preferred Stock, Series C, quarterly in arrears, at a rate of 12% per annum in cash, plus 3% per annum additional dividends (payable as an increase in the liquidation preference of the Convertible Preferred Stock, Series C) if any such dividends are not timely declared and paid;

•

on and after June 1, 2009, if the Convertible Preferred Stock, Series C is still outstanding, the Convertible Preferred Stock, Series C will become convertible into our common stock at the option of the holders at a conversion price per share of common stock equal to 110% of the lowest one-day volume weighted average price per share of our common stock during the period beginning on April 1, 2009 and ending on June 1, 2009;

•	the Convertible Preferred Stock, Series C will rank senior to our Junior Stock with respect to the payment of dividends and distributions in liquidation; at any time when dividends on the Convertible

Preferred Stock, Series C have not been paid in full, we will not, and will cause our subsidiaries not to, declare or pay any dividend in excess of $0.01 per share on Junior Stock, make any distributions relating to Junior Stock, redeem, purchase, acquire or make a liquidation payment relating to Junior Stock, or make any guarantee payment with respect to Junior Stock, in each case subject to certain exceptions set out in the Series C Certificate of Designations;

•

the Convertible Preferred Stock, Series C is redeemable (i) at the option of the holders upon a change of control of us or at any time after the 60th anniversary of issuance and (ii) at our option at any time after the 5th anniversary of issuance, in each case, on the terms and at the prices set forth in the Series C Certificate of Designations; and

•

holders of the Convertible Preferred Stock, Series C do not have voting rights except under certain circumstances as described in the Series C Certificate of Designations, including: the right to vote (together with the holders of any of our other preferred stock with similar voting rights) to elect two directors of our board of directors in the event of certain dividend arrearages; the right to vote as a class with respect to the issuance of our senior capital stock or certain adverse changes to our organizational documents; and as required by Delaware law.

Additionally, pursuant to the Series B and Series C Investment Agreement, we have granted to the Haas Trusts certain registration rights to allow them to resell their shares of the Convertible Preferred Stock, Series C, as well as the shares of common stock issuable upon conversion of the Convertible Preferred Stock, Series C, in an offering registered with the SEC under certain circumstances.

In addition, through a Replacement Capital Covenant relating to the Convertible Preferred Stock, Series C, dated April 1, 2009 (the “Series C Replacement Capital Covenant”), which was contemplated by the Series C Certificate of Designations, we covenanted, for the benefit of holders of a designated series of our long-term indebtedness, that we will only redeem or repurchase shares of the Convertible Preferred Stock, Series C on or before the Termination Date (as defined in the Series C Replacement Capital Covenant) with the proceeds that we have received during the 180 days prior to the date of such redemption or repurchase from the sale of certain qualifying securities that have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the Convertible Preferred Stock, Series C. The foregoing description of the Series C Replacement Capital Covenant is qualified in its entirety by reference to the Series C Replacement Capital Covenant attached as Exhibit 99.3 to our Current Report on Form 8-K filed on April 1, 2009.

OTHER OFFERINGS

Offering of Notes

On May 6, 2009, we launched an offering of senior notes, the net proceeds of which we intend to use (i) to repay a portion of our borrowings under the Term Loan Agreement and (ii) for refinancings, renewals, replacements and refundings of outstanding indebtedness. A portion of the senior notes are being offered by selling noteholders. The consummation of this common stock offering is not conditioned upon the consummation of the debt offering, but the consummation of the debt offering by the selling noteholders is conditioned upon the consummation of this common stock offering by us. In the event we do not consummate this common stock offering, we intend to issue and sell the notes that would otherwise have been sold by the selling noteholders. There can be no assurance as to the size of the debt offering.

Common Stock Offering to Employees’ Savings Plan

Additionally, we intend to sell shares of our common stock for an aggregate purchase price of approximately $552 million to the Plan, for allocation by the Plan to the Plan’s participants pursuant to the terms and conditions of the Plan. The number of shares of our common stock outstanding and the calculation of our earnings per share will not be affected by the initial issuance of our shares to the Plan. The shares will be counted as outstanding only if and when they are allocated to participants in the Plan. The fair market value of the shares at the time of allocation will be accounted for as compensation expense. The consummation of this common stock offering is not conditioned upon the consummation of any other offering.

DESCRIPTION OF THE COMMON STOCK

The following summary of our common stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the relevant provisions of Delaware law, and by our restated certificate of incorporation and bylaws, as amended and re-adopted, attached as Exhibit 3(i) to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and Exhibit 99.1 to our Current Report on Form 8-K filed on October 14, 2008, respectively. This description reflects certain amendments to our certificate of incorporation and our bylaws effected subsequent to the date of the accompanying prospectus and supersedes the description of our common stock in the accompanying prospectus.

We are authorized to issue 1,750,000,000 shares of all classes of stock, 1,500,000,000 of which are shares of common stock, par value $2.50 per share, and 250,000,000 of which are shares of preferred stock, par value $1.00 per share. As of April 30, 2009, there were 925,915,403 shares of our common stock issued and outstanding. All issued and outstanding shares of common stock are fully paid and non-assessable. Any additional shares of common stock and preferred stock that we issue pursuant to this prospectus supplement will be fully paid and non-assessable. Neither our common stockholders nor preferred stockholders have preemptive rights.

Common Stock

General

Our certificate of incorporation provides that, subject to all of the rights of holders of preferred stock provided for by the board of directors or by Delaware corporate law, the holders of common stock will have full voting rights on all matters requiring stockholder action, with each share of common stock being entitled to one vote and having equal rights of participation in our dividends and assets.

Board of Directors

Our certificate of incorporation provides that all of our directors are elected each year at our annual meeting for a term of one year and until his or her successor is duly elected and qualified. A quorum of directors consists of a majority of our entire board of directors then holding office.

Number, Filling of Vacancies and Removal of Directors

Our certificate of incorporation and bylaws provide that its board of directors may not have less than six or more than twenty-one members. The actual number of directors is determined by a vote of a majority of our entire board of directors. Currently, we have twelve members on our board of directors. Vacancies on our board of directors and any newly created directorships are filled by a vote of the majority of the other directors then in office. Directors elected to fill a vacancy or a new position hold office until the next annual meeting of stockholders. Directors can be removed from office at any time, with or without cause, by the affirmative vote of a majority of the voting power of all the outstanding shares of our capital stock then entitled to vote in the election of directors. Holders of our outstanding preferred stock in certain circumstances will have the right to elect two directors of our board of directors. See “Description of the Financing Transactions.”

Dividends

Delaware corporate law generally provides that a corporation, subject to restrictions in its certificate of incorporation, including preferred stockholders’ rights to receive dividends prior to common stockholders, may declare and pay dividends out of:

•	surplus; or

•	net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, if there is no surplus.

Dividends may not be declared or paid out of net profits if the capital of the corporation is less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference on the distribution of assets. Dividends on our common stock are not cumulative. Our certificate of incorporation does not contain any additional restrictions on the declaration or payment of dividends. However, we currently have, and in the future may have, outstanding preferred equity which restricts our ability to pay dividends on our common stock if we fail in the payment of dividends on the preferred equity. See “Description of the Financing Transactions.”

Selected Provisions in Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain a number of provisions that could have the effect of prohibiting or delaying a third party’s ability to take control of us.

Special Meetings of Stockholders

Our bylaws provide that a special stockholders’ meeting for any purpose may be called only by the board of directors by a resolution adopted by a majority of the entire board:

•	upon motion of a director; or

•	upon written request of stockholders holding at least 50% of the voting power of the shares of capital stock outstanding and entitled to vote generally in the election of directors.

Stockholder notices requesting a special meeting must be given to our Secretary. The notice must include, as to each matter the stockholder proposes to bring before the meeting:

•	the name and address of the stockholder;

•	the class or series and number of shares of capital stock that are beneficially owned by the stockholder;

•	a brief description of the business to be brought before the meeting, including the text of any proposed amendment to the certificate of incorporation or bylaws;

•	a description of all arrangements or understandings between the stockholder and any other persons related to the business proposal;

•	any material business interests of the stockholder in the business proposal; and

•	a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting.

Advance Notice Provisions for Stockholder Proposals Other than Election of Directors

Our bylaws provide that a stockholder may bring business before an annual stockholders’ meeting if the stockholder is a stockholder on the record date of giving notice and on the record date of the meeting and gives notice to our secretary of business that is proper to be brought at the meeting under Delaware corporate law:

•	no earlier than 120 days or later than 60 days before the anniversary date of the first mailing of proxy materials for the last annual meeting; or

•

if the annual meeting is more than 30 days before or after the anniversary date of the last annual meeting, we must receive the stockholder’s notice no later than the close of business on the 10th day after the earlier of the date on which notice of the annual meeting date was mailed or publicly disclosed.

The notice must include the same information required to be included in a stockholder’s notice in connection with requesting a special meeting. See “—Special Meetings of Stockholders.”

Advance Notice Provisions for Stockholder Nominations of Directors at an Annual Meeting

Our bylaws provide that a stockholder entitled to vote in the election for directors may nominate a person for election to the board of directors at an annual stockholders’ meeting if the stockholder gives notice to our Secretary:

•	no more than 120 days and no less than 60 days before the anniversary date of the first mailing of proxy materials for the last annual meeting; or

•

if the annual meeting is more than 30 days before or after the anniversary date of the last annual meeting, we must receive the stockholder’s notice no later than the close of business on the 10th day after the earlier of the date on which notice of the annual meeting date was mailed or publicly disclosed.

The notice must include the following:

•	a description of all arrangements or understandings between the stockholder and the nominee and any other person pursuant to which the nomination is made;

•

the information regarding the nominee that would have been required to be included in a proxy statement filed under the proxy rules of the SEC if the nominee had been nominated by the board of directors; and

•	the consent of the nominee to serve as a director if he or she is elected.

Advance Notice Provisions for Stockholder Nominations of Directors at a Special Meeting

Our bylaws provide that a stockholder may nominate a person for election to the board of directors at a special meeting of stockholders if the stockholder gives our secretary notice of the nomination no later than by the close of business on the seventh day after notice of the special meeting is first given to stockholders.

In addition to the information required to be included in a stockholder’s notice in connection with a special meeting, the notice must include the same information that would be required to nominate a person for election as a director at an annual meeting. See “—Advance Notice Provisions for Stockholder Nominations of Directors at an Annual Meeting.”

Stockholder Action by Written Consent

Under Delaware corporate law, unless otherwise provided in a corporation’s certificate of incorporation, any action required or permitted to be taken at an annual or special stockholders’ meeting may be taken by written consent, without a meeting, prior notice or a vote. The written consent must be signed by holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the matter were present and voted. Dow’s certificate of incorporation, however, provides that any action required or permitted to be taken by the stockholders must be taken at a duly called annual or special stockholders’ meeting and may not be taken by written consent.

Transactions with Interested Stockholders and a Merger or Sale of Assets

Delaware corporate law requires the approval of the board of directors and a majority of a corporation’s outstanding stock entitled to vote to authorize a merger or consolidation. Unless required by a corporation’s certificate of incorporation, stockholder approval, however, is not required in certain cases, such as where either:

•	no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into common stock are to be issued or delivered in the merger; or

•

the authorized and unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered in the merger, plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered in the merger, do not exceed 20% of the shares of common stock of the corporation outstanding immediately prior to the effective date of the merger.

A sale of all or substantially all of a Delaware corporation’s assets or a voluntary dissolution of a Delaware corporation requires the vote of a majority of the board of directors and a majority of the corporation’s outstanding shares entitled to vote on the matter unless the company’s certificate of incorporation requires a greater percentage. Our certificate of incorporation does not require a greater percentage.

Delaware corporate law generally defines an interested stockholder as a person, other than the corporation and any direct or indirect majority owned subsidiary of the corporation:

•	who is

•	the direct or indirect owner of 15% or more of the outstanding voting stock of the corporation; or

•

an affiliate or associate of the corporation and was the direct or indirect owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date it asked for determination of its status as an interested stockholder,

•	and the affiliates and associates of that person.

Delaware corporate law prohibits an interested stockholder from engaging in a business combination with the corporation for three years following the time of becoming an interested stockholder. This three-year waiting period does not apply when:

•

prior to the time of becoming an interested stockholder, the board of directors approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

as a result of becoming an interested stockholder, the stockholder owned, excluding shares owned by directors who are also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced; or

•

at or after the time of becoming an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by a vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

These restrictions also do not apply in other circumstances, which are set forth in Section 203 of the Delaware General Corporation Law, including business combinations with an interested stockholder that are proposed after the earlier of a public announcement or the notice required under such section of and prior to the consummation or abandonment of:

•	certain mergers or consolidations specified in Section 203 of the Delaware General Corporation Law;

•	sales of 50% or more of the aggregate market value of a corporation’s assets or outstanding voting stock; or

•	tender offers or exchange offers for 50% or more of a corporation’s voting stock.

Delaware corporate law allows a corporation to specify in its certificate of incorporation or bylaws that it will not be governed by the section relating to transactions with interested stockholders. Dow has not made that election in its certificate of incorporation or bylaws.

SELLING STOCKHOLDERS

On April 1, 2009, we issued to the Haas Trusts and Paulson funds 1,500,000 and 1,000,000 shares, respectively, of the Perpetual Preferred Stock, Series B, for an aggregate consideration of $2.5 billion. On April 1, 2009, subsequent to our initial issuance of the Perpetual Preferred Stock, Series B, the Haas Trusts sold 250,000 shares of Perpetual Preferred Stock, Series B, to Paulson Credit Opportunities Master Limited, one of Paulson’s funds.

On May 5, 2009, we entered into the Purchase Agreement with the selling stockholders pursuant to which the selling stockholders agreed to sell to us Perpetual Preferred Stock, Series B for shares of our common stock and/or our notes as may be determined by us at our sole discretion. The Perpetual Preferred Stock, Series B were originally issued in a transaction exempt from the registration requirements of the Securities Act. See “Description of the Financing Transactions.” The number of shares of our common stock to be issued in consideration for our purchase of the Perpetual Preferred Stock, Series B shall be determined by dividing (i) $1,000 per share of each share of the Perpetual Preferred Stock, Series B plus the accrued and unpaid dividends to the date of closing by (ii) the public offering price per share less the underwriting discount per share of our common stock in this offering. The purchase will occur simultaneously with the pricing of this offering, and all such shares of common stock to be issued in consideration thereof are being offered by the selling stockholders hereunder.

The following table, which was prepared based on information supplied to us by the selling stockholders, sets forth the names of the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders, and the number of shares to be offered by the selling stockholders pursuant to this prospectus supplement (assuming no exercise of the over-allotment option). The table also provides information regarding the beneficial ownership of our common stock by the selling stockholders as adjusted to reflect the assumed sale of all of the shares of common stock offered under this prospectus supplement.

The number of shares disclosed in the table below as “beneficially owned” are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person may also be deemed to be the “beneficial owner” of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including but not limited to any right to acquire through the conversion of a security.

The percentage of beneficial ownership is based on 989,683,503 shares of common stock outstanding, reflecting (i) 925,915,403 shares of common stock outstanding on April 30, 2009, (ii) 63,768,100 additional shares issued to the selling stockholders on May 6, 2009 by us in consideration for the purchase by us of a portion of the Perpetual Preferred Stock, Series B from the selling stockholders, and (iii) additional information as further set forth in the footnotes to the table below. See “Prospectus Supplement Summary—The Offering.” The selling stockholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them.

	Beneficial Ownership Prior to Offering					Beneficial Ownership After Offering
Name of Selling Stockholder	Number of Shares of Common Stock		Percentage		Number of Shares Offered Hereby	Number of Shares of Common Stock(4)		Percentage
Paulson Partners LP (1)	1,073,728		*		1,073,728	—		*
Paulson International LTD (1)	3,534,649		*		3,534,649	—		*
Paulson Partners Enhanced LP (1)	1,760,448		*		1,760,448	—		*
Paulson Enhanced LTD (1)	8,676,205		*		8,676,205	—		*
Paulson Advantage Master LTD (1)	3,821,028		*		3,821,028	—		*
Paulson Advantage Plus Master LTD (1)	10,800,643		1.09%		10,800,643	—		*
HFR MA Strategic Master Trust	141,681		*		141,681	—		*
Institutional Benchmarks Series (Master Feeder) Limited (1)	198,592		*		198,592	—		*
dbX – Risk Arbitrage 1 Fund (1)	83,437		*		83,437	—		*
dbX – Risk Arbitrage 6 Fund (1)	189,680		*		189,680	—		*
Paulson Advantage Select Master Fund Ltd (1)	86,383		*		86,383	—		*
Lyxor/Paulson International Fund Limited (1)	383,569		*		383,569	—		*
Lyxor/Paulson Advantage Fund Limited (1)	1,134,007		*		1,134,007	—		*
Otto Haas 1945 Income Trust dated 12/20/1945 (2)	2,703,231	(3)	*		1,144,637	1,558,594	(3)	*
Phoebe Haas 1945 Income Trust dated 12/21/1945 (2)	31,828,859	(3)	3.16	%(5)	13,477,388	18,351,471	(3)	1.71	%(7)
Otto Haas Trust #1 dated 8/3/1955 (2)	6,882,322	(3)	*		2,914,202	3,968,120	(3)	*
Otto Haas Trust #2 dated 9/28/1956 (2)	25,631,757	(3)	2.55	%(6)	10,853,331	14,778,426	(3)	1.38	%(8)
Phoebe Haas Charitable Trust “A” dated 8/24/1961 (2)	4,126,381	(3)	*		1,747,246	2,379,135	(3)	*
Phoebe Haas Charitable Trust “B” dated 8/24/1961 (2)	4,126,381	(3)	*		1,747,246	2,379,135	(3)	*

*	Less than 1%.

(1)	The address for each of these accounts or funds managed by Paulson & Co. Inc. is c/o Paulson & Co. Inc., 1251 Avenue of the Americas, New York, NY 10020, Attention: Michael Waldorf. Paulson & Co. Inc. disclaims beneficial ownership of any of the shares held by the accounts and funds listed herein. Certain affiliates of the selling stockholders, to the extent permitted by applicable law, may elect to purchase shares of common stock in this offering.

(2)

Each of (i) John C. Haas, John Otto Haas, Thomas Willaman Haas, William David Haas and Wachovia Bank, N.A., as trustees of the trust (Tax Identification No. 23-6226975) formed pursuant to the trust agreement dated December 20, 1945, between Otto Haas, as grantor, and Girard Trust Company, Phoebe W. Haas, John C. Haas and F. Otto Haas, as original trustees (the “Otto Haas 1945 Income Trust dated 12/20/1945”), (ii) John C. Haas, John Otto Haas, Thomas Willaman Haas, William David Haas and Wachovia Bank, N.A., as trustees of the trust (Tax Identification No. 23-6226976) formed pursuant to the trust agreement dated December 21, 1945, between Phoebe W. Haas, as grantor, and Girard Trust Company, Otto Haas, John C. Haas and F. Otto Haas, as original trustees (the “Phoebe Haas 1945 Income Trust dated 12/21/1945”), (iii) John C. Haas, John Otto Haas, Thomas Willaman Haas, William David Haas and Wachovia Bank, N.A., as trustees of the trust (Tax Identification No. 23-6233446) formed pursuant to the trust agreement dated August 3, 1955, between Otto Haas, as grantor, and F. Otto Haas, John C. Haas and The Philadelphia National Bank, as original trustees (the “Otto Haas Trust #1 dated 8/3/1955”), (iv) John C. Haas, John Otto Haas, Thomas Willaman Haas, William David Haas and Wachovia Bank, N.A., as trustees of the trust (Tax Identification No. 23-6233448) formed pursuant to the trust agreement dated as of September 28, 1956, between Otto Haas, as grantor, and F. Otto Haas, John C. Haas and The Philadelphia National Bank, as original trustees (the “Otto Haas Trust #2 dated 9/28/1956”), (v) Carole Haas Gravagno, John Otto Haas, Thomas Willaman Haas and William David Haas as trustees of the Trust A—for issue of F. Otto Haas (Tax Identification No. 23-6524491) formed pursuant to the trust agreement dated August 24, 1961, between Phoebe W. Haas, as grantor, and F. Otto Haas and John C. Haas, as original trustees (the

“Phoebe Haas Charitable Trust “A” dated 8/24/1961”), and (vi) John C. Haas, David W. Haas, Leonard C. Haas and Frederick R. Haas as trustees of the Trust B—for issue of John C. Haas (Tax Identification No. 23-6524492) formed pursuant to the trust agreement dated August 24, 1961, between Phoebe W. Haas, as grantor, and F. Otto Haas and John C. Haas, as original trustees (the “Phoebe Haas Charitable Trust “B” dated 8/24/1961”) has its business address at 1717 Arch Street, 14th Floor, Philadelphia, PA 19103, Attention: Dr. Janet Haas, Executive Trust Advisor.

(3)	The number of shares include the number of shares of common stock assuming conversion of all of the Convertible Preferred Stock, Series C on April 30, 2009. The preceding calculation is for illustrative purposes only. For a more complete description of the conversion mechanics, see “Description of the Financing Transactions—The Cumulative Convertible Perpetual Preferred Stock, Series C” and the certificate of designations establishing the terms of the Convertible Preferred Stock, Series C attached as Exhibit 3.3 to our Current Report on Form 8-K filed on April 1, 2009.

(4)	Under the Purchase Agreement, the selling stockholders have the right to acquire from us shares of our common stock required to be delivered by the selling stockholders in the event the underwriters exercise their over-allotment option.

(5)	The percentage of beneficial ownership is also based on 18,351,471 shares of common stock, representing the number of shares of common stock that the selling stockholder would receive upon conversion of such stockholder’s Convertible Preferred Stock, Series C, assuming a conversion date of April 30, 2009.

(6)	The percentage of beneficial ownership is also based on 14,778,426 shares of common stock, representing the number of shares of common stock that the selling stockholder would receive upon conversion of such stockholder’s Convertible Preferred Stock, Series C, assuming a conversion date of April 30, 2009.

(7)	The percentage of beneficial ownership is also based on (i) 18,351,471 shares of common stock, representing the number of shares of common stock that the selling stockholder would receive upon conversion of such stockholder’s Convertible Preferred Stock, Series C, assuming a conversion date of April 30, 2009 and (ii) 66,666,683 shares of common stock, which is the number of shares of common stock being offered by us in this offering.

(8)	The percentage of beneficial ownership is also based on (i) 14,778,426 shares of common stock, representing the number of shares of common stock that the selling stockholder would receive upon conversion of such stockholder’s Convertible Preferred Stock, Series C, assuming a conversion date of April 30, 2009 and (ii) 66,666,683 shares of common stock, which is the number of shares of common stock being offered by us in this offering.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

General

The following discussion summarizes certain U.S. federal tax considerations relevant to the purchase, ownership and disposition of our common stock by a Non-U.S. Holder (as defined below) and is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations (proposed, temporary and final) issued thereunder, and administrative and judicial interpretations thereof, all as they exist as of the date of this prospectus supplement and all of which are subject to change (possibly with retroactive effect). Except where noted, this summary deals only with common stock held as capital assets. As used herein, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	an individual who is not a citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized outside of the United States;

•	an estate if its income is not subject to U.S. federal income taxation regardless of its source; or

•	a trust that is not subject to the primary supervision of a court within the United States and the control of one or more U.S. persons and that has not elected to be treated as a U.S. domestic trust.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our common stock should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in our common stock.

We do not address all of the tax considerations that may be relevant to a Non-U.S. Holder in light of their particular circumstances (such as the application of the alternative minimum tax). We do not address any of the tax considerations to Non-U.S. Holders that may be subject to special tax treatment including, but not limited to, banks, thrift institutions, real estate investment trusts, regulated investment companies, personal holding companies, insurance companies, controlled foreign corporations, passive foreign investment companies, certain U.S. expatriates, brokers, traders and dealers in securities or currencies, tax-exempt organizations, foreign governments or agencies, persons or other entities who own 10% or more of our voting stock, or persons who hold our common stock in a straddle or as part of a hedging, conversion or constructive sale transaction or whose functional currency is not the United States dollar. This discussion does not address the effect of other U.S. federal tax laws (such as estate and gift laws) except to the limited extent specifically indicated below, and we do not discuss any state, local or foreign tax laws.

This summary of certain U.S. federal tax considerations is for general information only and is not legal or tax advice. You should consult your own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing common stock in your particular circumstances.

Dividends

As a Non-U.S. Holder, distributions paid to you on our common stock will be considered dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment in our common stock to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain.

Dividends on our common stock paid to you as a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a gross rate of 30% (or lower rate as described below under an applicable income tax treaty)

unless the dividends are effectively connected with the conduct by you of a United States trade or business, as described below. If you are claiming the benefit of a treaty, you must furnish to us or certain intermediaries otherwise required to withhold:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to dividend payments (or, in the case of a Non-U.S. Holder that is an estate or trust, such forms certifying the foreign status of each beneficiary of the estate or trust), or

•

in the case of dividend payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at a location outside the United States and its possessions), other documentary evidence establishing your entitlement to the lower treaty rate or exemption in accordance with the U.S. Treasury Regulations.

If you are eligible for a reduced rate of or an exemption from United States withholding tax under a tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate refund claim with the Internal Revenue Service.

If dividends paid to you on our common stock are effectively connected with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment or fixed base that you maintain in the United States, we and other payors generally are not required to withhold tax at a gross 30% rate from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that you are a non-U.S. person and the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income. Dividends so connected are generally subject to United States income tax in the same manner as if paid to a U.S. person. However, if you are a corporate Non-U.S. Holder, effectively connected dividends that you receive may, under certain circumstances, be subject to an additional branch profits tax at a 30% gross rate or at a lower rate if specified under an applicable tax treaty.

Dispositions

As a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty the gain is attributable to a permanent establishment or fixed base that you maintain in the United States),

•	you are an individual, you hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•

we are or have been a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock.

The tax relating to a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market within the meaning of applicable Treasury Regulations. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future.

If you are a corporate Non-U.S. Holder, effectively connected gains that you recognize may also, under certain circumstances, be subject to an additional branch profits tax for the taxable year at a 30% gross rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Federal Estate Tax

An individual who is a Non-U.S. Holder at the time of death and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

United States federal income tax rules concerning information reporting and backup withholding applicable to Non-U.S. Holders are as follows:

•

we may be required to report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends on our common stock paid to, and the tax withheld, if any, with respect to each Non-U.S. Holder. The Internal Revenue Service may make this information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which the Non-U.S. Holder is resident;

•

dividends received by a Non-U.S. Holder will be generally exempt from backup withholding tax if such payments are subject to the 30% withholding tax on dividends or if they are exempt from that tax by application of a tax treaty, where the non-U.S. Holder satisfies the certification requirements described under “—Certain United States Federal Tax Considerations for Non-U.S. Holders—Dividends” above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that the Non-U.S. Holder should be subject to the information reporting or backup withholding rules;

•

sale proceeds received by a Non-U.S. Holder on a sale of our common stock through a broker may be subject to information reporting and/or backup withholding if the Non-U.S. Holder is not eligible for an exemption or does not provide the certification described under “—Certain United States Federal Tax Considerations for Non-U.S. Holders—Dividends” above. In particular, information reporting and backup withholding may apply if the Non-U.S. Holder uses the United States office of a broker, and information reporting (but generally not backup withholding) may apply if a Non-U.S. Holder uses the foreign office of a broker that has certain connections to the United States;

•

sale proceeds received by a Non-U.S. Holder on a sale of our common stock through the United States office of a broker generally will be subject to backup withholding tax and information reporting unless the Non-U.S. Holder satisfies the certification requirements described under “—Certain United States Federal Tax Considerations for Non-U.S. Holders —Dividends” above or otherwise establishes an exemption;

•

sale proceeds received by a Non-U.S. Holder on a sale of common stock through a non-United States office of a broker that is a not a United States person and does not have a certain specified United States connections (a “United States Related Person”) will not be subject to backup withholding tax or information reporting; and

•

sale proceeds received by a Non-U.S. Holder on a sale of our common stock through a non-United States office of a broker that is a United States person or a United States Related Person generally will be subject to information reporting (but generally not backup withholding tax) unless the Non-U.S. Holder satisfies the certification requirements described under “—Certain United States Federal Tax Considerations for Non-U.S. Holders —Dividends” above or otherwise establishes an exemption.

United States backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the Non-U.S. Holder’s United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Prospective Non-U.S. Holders should consult their own tax advisors concerning the application of information reporting and backup withholding rules.

UNDERWRITING

Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Morgan Stanley & Co. Incorporated	27,391,305
Citigroup Global Markets Inc.	27,391,305
Merrill Lynch, Pierce, Fenner & Smith Incorporated	27,391,305
HSBC Securities (USA) Inc.	22,173,913
ABN AMRO Incorporated	4,891,304
Deutsche Bank Securities Inc.	4,891,304
Mitsubishi UFJ Securities (USA), Inc.	4,891,304
Mizuho Securities USA Inc.	4,891,304
Santander Investment Securities Inc.	2,608,695
Scotia Capital (USA) Inc.	2,608,695
BNY Mellon Capital Markets, LLC	1,304,349

Total	130,434,783

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to certain terms and conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.30 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 19,565,217 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We and our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc., offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in such a disposition, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. These agreements exclude shares of our common stock disposed of or transferred as bona fide gifts to any trust for the direct or indirect benefit of any such person or his or her immediate family, or by operation of law, and pursuant to the “cashless” exercise of any stock option granted as a direct or indirect result of any of our employee stock option programs, in each case approved by Morgan Stanley & Co. Incorporated and Citigroup

Global Markets Inc. Additionally, we will be permitted to sell shares of our common stock pursuant to any employee, director or dividend reinvestment plan, and shares of common stock issuable upon the conversion of securities, each in effect or outstanding on the date of this prospectus supplement. In addition to these exceptions, we will be permitted to sell shares of our common stock to the Plan and to register for resale such shares, shares of our outstanding Perpetual Preferred Stock, Series B and our outstanding Cumulative Convertible Perpetual Preferred Stock, Series C and the shares of our common stock issuable upon conversion thereof. Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The shares are listed on the New York Stock Exchange under the symbol “DOW.”

The following table shows the underwriting discounts and commissions that are to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by us	Paid by selling stockholders
		No Exercise	Full Exercise
Per share	$0.50625	$0.50625	$0.50625
Total	$33,750,008	$32,282,601	$42,187,492

The selling stockholders will pay any underwriting discounts and commissions and any related legal and other expenses they incur in disposing of their shares of common stock. We will bear all other costs, fees and expenses of this offering, which we estimate to be approximately $1 million. These may include, without limitation, all registration and filing fees, printing costs, fees and expenses of our counsel and accountants, and any “blue sky” filing fees and expenses.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters may, from time to time, engage in transactions with and perform services for us or for the selling stockholders in the ordinary course of their business. Certain of the underwriters or their affiliates have performed commercial and investment banking and advisory services for us and for the selling stockholders from time to time for which they have received customary fees and expenses. Certain of the underwriters or their affiliates have acted as financial advisors to us or to Rohm and Haas in connection with the Merger, for which they have received or will receive fees under agreements they have entered into with us or with Rohm and Haas, as the case may be.

Certain affiliates of the underwriters participating in this offering are lenders under our bank credit facilities and the Term Loan Agreement. In particular, under the Term Loan Agreement, Citibank N.A., an affiliate of Citigroup Global Markets Inc., is the administrative agent, and Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, and Merrill Lynch, Pierce, Fenner & Smith Incorporated are co-syndication agents. As described in “Use of Proceeds,” all of the net proceeds of this offering will be used to repay a portion of the borrowings outstanding under the Term Loan Agreement, which we used, in part, to pay for costs related to the Merger. Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of the underwriters in this offering, this offering is being conducted in compliance with the Financial Industry Regulatory Authority (“FINRA”) Conduct Rule 5110(h).

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the common stock offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The common stock offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common stock to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year, (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA would not, if we were not an authorized person, apply to us or the selling stockholders; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The common stock may not be offered or sold by means of any document other than (a) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (b) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (c) in other circumstances that do not result in the document being a ‘‘prospectus’’ within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common stock that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended (the “FIEL”), and each underwriter has agreed that it will not offer or sell any common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan or Japanese corporation, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”), (b) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common stock are subscribed or purchased under Section 275 by a relevant person that is (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the common stock under Section 275 except (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, (2) where no consideration is given for the transfer or (3) by operation of law.

LEGAL MATTERS

The validity of the shares of common stock has been passed upon for us by Duncan A. Stuart, our Assistant General Counsel—Corporate and Financial Law. Certain other legal matters relating to the offering will be passed upon for us by Shearman & Sterling LLP, New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by Mayer Brown LLP, Chicago, Illinois. Mayer Brown LLP has from time to time acted as counsel for us and our subsidiaries and may do so in the future. Paulson & Co. Inc. has been represented by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. The Haas Trusts have been represented by Cravath, Swaine & Moore LLP, New York, New York and Dechert LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and the effectiveness of The Dow Chemical Company’s internal control over financial reporting incorporated by reference into this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include explanatory paragraphs referring to the Company’s involvement in litigation related to an agreement to acquire Rohm and Haas Company and relating to a change in the method of accounting for defined benefit pension and other postretirement plans to conform to Statement of Financial Accounting Standards No. 158, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of Rohm and Haas Company included as Exhibit 99.1 to our Current Report on Form 8-K/A filed on May 5, 2009 incorporated by reference into this prospectus supplement and the accompanying prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You can read and copy any reports, statements or other information we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information relating to the Public Reference Room. You can also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of that site is http://www.sec.gov.

Because our common stock is listed on the New York Stock Exchange, you can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by subsequent incorporated documents or by information that is included directly in this document.

This prospectus supplement and the accompanying prospectus incorporates by reference our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and our Current Reports on Form 8-K or 8-K/A filed with the SEC on January 6, 2009 (two filings), January 26, 2009, February 3, 2009, February 19, 2009, March 6, 2009, March 9, 2009, March 10, 2009, March 12, 2009, April 1, 2009 (but not with respect to Item 7.01 or Exhibit 99.1), April 7, 2009 (but not with respect to Item 7.01 or Exhibit 99.1) and May 5, 2009. These documents contain important information about us and our financial condition.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we have sold all of the securities to which this prospectus supplement relates. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus supplement and the accompanying prospectus.

You can obtain a copy of any of the documents incorporated by reference into this prospectus supplement or accompanying prospectus at no cost by writing to or telephoning us at the following address and telephone number:

Office of the Corporate Secretary

The Dow Chemical Company

2030 Dow Center

Midland, Michigan 48674

Telephone: 989-636-1792

PROSPECTUS

The Dow Chemical Company

Common Stock

Preferred Stock

Depositary Shares

Debt Securities

Warrants to Purchase Common Stock, Preferred Stock and Debt Securities

Stock Purchase Contracts

Stock Purchase Units

The Dow Chemical Company will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any of these securities.

Dow’s common stock is traded on the New York Stock Exchange under the symbol “DOW.”

We may offer and sell these securities to or through one or more agents, underwriters, dealers or other third parties or directly to one or more purchasers, on a continuous or delayed basis.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

February 23, 2007

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. Dow has not authorized anyone else to provide you with different information. Dow is offering these securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. Dow’s business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, references to “Dow,” “we,” “us” or “our” are to The Dow Chemical Company and does not include its subsidiaries, except under the caption “The Dow Chemical Company.”

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed by Dow with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we are registering an unspecified amount of each class of the securities described in this prospectus, and we may sell any combination of the securities described in this prospectus in one or more offerings. In addition, selling security holders may sell securities under our shelf registration statement. This prospectus provides you with a general description of the securities we or any selling security holders may offer. Each time we or any selling security holders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities to be offered. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

THE DOW CHEMICAL COMPANY

Dow is a diversified chemical company that offers a broad range of innovative chemical, plastic and agricultural products and services to customers in more than 175 countries, helping them to provide everything from fresh water, food and pharmaceuticals to paints, packaging and personal care. In 2006, Dow had annual sales of $49 billion and employed approximately 42,600 people worldwide. Dow has 150 manufacturing sites in 37 countries and supplies more than 3,100 products. Dow’s corporate offices are located at 2030 Dow Center, Midland, Michigan 48674, and Dow’s telephone number is (989) 636-1000.

Additional information concerning Dow and its subsidiaries is included in the documents filed with the SEC and incorporated in this prospectus by reference. See the discussion under the heading “Where You Can Find More Information.”

USE OF PROCEEDS

Dow expects to use the net proceeds from sales of any securities described in this prospectus for its general corporate purposes, which may include funding capital expenditures, pursuing growth initiatives, whether through acquisitions, joint ventures or otherwise, repaying or refinancing indebtedness or other obligations, and financing working capital. Pending the application of the net proceeds, Dow expects to invest the net proceeds in marketable securities or reduce its short-term indebtedness.

RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges	6.1x	7.2x	4.3x	2.5x	(1)
Ratio of earnings to combined fixed charges and preferred share dividends	6.1x	7.2x	4.3x	2.5x	(1)

(1)	As a result of a pretax charge of $828 million related to Union Carbide Corporation’s potential asbestos-related liability and pretax merger-related expenses and restructuring charges of $280 million, earnings for the year ended December 31, 2002 were inadequate to cover fixed charges, with a deficiency of $615 million.

For the purpose of these ratios, earnings consist of income before (i) income taxes, (ii) minority interests, (iii) extraordinary items, (iv) cumulative effect of changes in accounting principles, (v) amortization of capitalized interest and (vi) fixed charges (adjusted to exclude capitalized interest) and after adjustment for unremitted earnings of 20% to 50% owned companies. Fixed charges consist of interest on all indebtedness, amortization of capitalized debt costs, discount or premium and a portion of rentals deemed to represent an interest factor.

Because Dow did not have any preferred shares outstanding and therefor paid no preferred share dividends during any of the periods presented, the ratio of earnings to combined fixed charges and preferred share dividends is identical to the ratio of earnings to fixed charges for each of the periods presented.

DESCRIPTION OF CAPITAL STOCK

The following summary of common stock and preferred stock of Dow does not purport to be complete and is subject to, and qualified in its entirety by reference to, the relevant provisions of Delaware law, and by Dow’s certificate of incorporation and bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Dow is authorized to issue 1,750,000,000 shares of all classes of stock, 1,500,000,000 of which are shares of common stock, par value $2.50 per share, and 250,000,000 of which are shares of preferred stock. As of January 31, 2007, there were 959,167,793 shares of common stock issued and outstanding and no shares of preferred stock issued or outstanding. All issued and outstanding shares of common stock are fully paid and non-assessable. Any additional shares of common stock and preferred stock that Dow issues pursuant to this prospectus will be fully paid and non-assessable. Neither Dow’s common stockholders nor preferred stockholders have preemptive rights.

Common Stock

General

Dow’s certificate of incorporation provides that, subject to all of the rights of holders of preferred stock provided for by the board of directors or by Delaware corporate law, the holders of common stock will have full voting rights on all matters requiring stockholder action, with each share of common stock being entitled to one vote and having equal rights of participation in the dividends and assets of Dow.

Board of Directors

Dow’s certificate of incorporation provides that all of Dow’s directors are elected each year at Dow’s annual meeting for a term of one year and until his or her successor is duly elected and qualified. A quorum of directors consists of a majority of Dow’s entire board of directors then holding office.

Number, Filling of Vacancies and Removal of Directors

Dow’s certificate of incorporation and bylaws provide that its board of directors may not have less than six or more than twenty-one members. The actual number of directors is determined by a vote of a majority of Dow’s entire board of directors. Currently, Dow has twelve members on its board of directors. Vacancies on Dow’s board of directors and any newly created directorships are filled by a vote of the majority of the other directors then in office. Directors elected to fill a vacancy or a new position hold office until the next annual meeting of stockholders. Directors can be removed only for cause and only by the vote of stockholders holding 80% of the voting power of Dow’s outstanding stock entitled to vote generally in the election of directors, voting together as a single class.

Dividends

Delaware corporate law generally provides that a corporation, subject to restrictions in its certificate of incorporation, including preferred stockholders’ rights to receive dividends prior to common stockholders, may declare and pay dividends out of:

•	surplus; or

•	net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, if there is no surplus.

Dividends may not be paid out of net profits if the capital of the corporation is less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference on the distribution of assets. Dividends on Dow common stock are not cumulative. Dow’s certificate of incorporation does not contain any additional restrictions on the declaration or payment of dividends.

Preferred Stock

Dow’s board of directors is authorized, subject to Delaware corporate law and without a vote of its stockholders, to issue shares of preferred stock from time to time in one or more series and to determine the voting rights, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions of any series of preferred stock. The prospectus supplement relating to an offering of shares of Dow’s preferred stock will describe the terms of the series of preferred stock Dow is offering.

The rights of holders of the common stock and/or the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. Shares of preferred stock issued by Dow may have the effect of rendering more difficult or discouraging an acquisition of Dow deemed undesirable by the board of directors of Dow.

Any shares of preferred stock will be, when issued, fully paid and non-assessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of Dow.

The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

Rank

Unless otherwise specified in connection with a particular offering of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

Dividends

Holders of each series of preferred stock will be entitled to receive cash dividends when, as and if declared by Dow’s board of directors out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on Dow’s books or, if applicable, the records of the depositary referred to below under “Description of Depositary Shares,” on the record dates fixed by Dow’s board of directors. Dividends on a series of preferred stock may be cumulative or non-cumulative.

Dow may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on other series of preferred stock that rank on an equal or senior basis have been paid or sufficient funds have been set apart for payment for:

•	all prior dividend periods of other series of preferred stock that pay dividends on a cumulative basis; or

•	the immediately preceding dividend period of other series of preferred stock that pay dividends on a non-cumulative basis.

Partial dividends declared on shares of preferred stock and each other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for each series of preferred stock.

Similarly, Dow may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other stock of Dow ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payment for:

•	all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

•	the immediately preceding dividend period if the preferred stock pays dividends on a non-cumulative basis.

Conversion and Exchange

The prospectus supplement for a series of preferred stock will state the terms, if any, on which shares of that series are convertible into or exchangeable for shares of Dow’s common stock.

Redemption

If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at Dow’s option or the holder thereof and may be mandatorily redeemed.

Any partial redemptions of preferred stock will be made in a way that Dow’s board of directors decides is equitable.

Unless Dow defaults in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption, and all rights of holders of such shares will terminate except for the right to receive the redemption price.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of Dow, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock, plus an amount equal to any accrued and unpaid dividends. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of available assets of Dow on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from Dow after they have received their full liquidation preference.

Voting Rights

The holders of shares of preferred stock will have no voting rights except:

•	as otherwise stated in the prospectus supplement;

•	as otherwise stated in the certificate of designation establishing such series; and

•	as required by applicable law.

Selected Provisions in Dow’s Certificate of Incorporation and Bylaws

Dow’s certificate of incorporation and bylaws contain a number of provisions that could have the effect of prohibiting or delaying a third party’s ability to take control of Dow.

Special Meetings of Stockholders

Dow’s bylaws provide that a special stockholders’ meeting for any purpose may be called only by the board of directors by a resolution adopted by a majority of the entire board:

•	upon motion of a director; or

•	upon written request of stockholders holding at least 50% of the voting power of the shares of capital stock outstanding and entitled to vote generally in the election of directors.

Stockholder notices requesting a special meeting must be given to Dow’s Secretary. The notice must include, as to each matter the stockholder proposes to bring before the meeting:

•	the name and address of the stockholder;

•	the class or series and number of shares of capital stock that are beneficially owned by the stockholder;

•	a brief description of the business to be brought before the meeting, including the text of any proposed amendment to the certificate of incorporation or bylaws;

•	a description of all arrangements or understandings between the stockholder and any other persons related to the business proposal;

•	any material business interests of the stockholder in the business proposal; and

•	a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting.

Advance Notice Provisions for Stockholder Proposals Other than Election of Directors

Dow’s bylaws provide that a stockholder may bring business before an annual stockholders’ meeting if the stockholder is a stockholder on the record date of giving notice and on the record date of the meeting and gives notice to Dow’s Secretary of business that is proper to be brought at the meeting under Delaware corporate law:

•	no earlier than 120 days or later than 60 days before the anniversary date of the first mailing of proxy materials for the last annual meeting; or

•

if the annual meeting is more than 30 days before or after the anniversary date of the last annual meeting, Dow must receive the stockholder’s notice no later than the close of business on the 10th day after the earlier of the date on which notice of the annual meeting date was mailed or publicly disclosed.

The notice must include the same information required to be included in a stockholder’s notice in connection with requesting a special meeting. See “—Special Meetings of Stockholders.”

Advance Notice Provisions for Stockholder Nominations of Directors at an Annual Meeting

Dow’s bylaws provide that a stockholder may nominate a person for election to the board of directors at an annual stockholders’ meeting if the stockholder gives notice to Dow’s Secretary:

•	no more than 120 days and no less than 60 days before the anniversary date of the first mailing of proxy materials for the last annual meeting; or

•

if the annual meeting is more than 30 days before or after the anniversary date of the last annual meeting, Dow must receive the stockholder’s notice no later than the close of business on the 10th day after the earlier of the day on which notice of the annual meeting date was mailed or publicly disclosed.

The notice must include the following:

•	a description of all arrangements or understandings between the stockholder and the nominee and any other person pursuant to which the nomination is made;

•

the information regarding the nominee that would have been required to be included in a proxy statement filed under the proxy rules of the SEC if the nominee had been nominated by the board of directors;

•	the consent of the nominee to serve as a director if he or she is elected; and

•	the information required to be included in a stockholder’s notice in connection with requesting a special meeting. See the section of this prospectus captioned “Special Meetings of Stockholders.”

Advance Notice Provisions for Stockholder Nominations of Directors at a Special Meeting

Dow’s bylaws provide that a stockholder may nominate a person for election to the board of directors at a special meeting of stockholders if the stockholder gives Dow’s Secretary notice of the nomination no later than the close of business on the seventh day after notice of the special meeting is first given to stockholders.

In addition to the information required to be included in a stockholder’s notice in connection with a special meeting, the notice must include the same information that would be required to nominate a person for election as a director at an annual meeting. See “—Advance Notice Provisions for Stockholder Nominations of Directors at an Annual Meeting.”

Stockholder Action by Written Consent

Under Delaware corporate law, unless otherwise provided in a corporation’s certificate of incorporation, any action required or permitted to be taken at an annual or special stockholders’ meeting may be taken by written consent, without a meeting, prior notice or a vote. The written consent must be signed by holders of outstanding stock having the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the matter were present and voted. Dow’s certificate of incorporation, however, provides that any action required or permitted to be taken by the stockholders must be taken at a duly called annual or special stockholders’ meeting and may not be taken by written consent.

Transactions with Interested Stockholders and a Merger or Sale of Assets

Delaware corporate law requires the approval of the board of directors and a majority of a corporation’s outstanding stock entitled to vote to authorize a merger or consolidation unless the company’s certificate of incorporation requires a greater percentage. Unless required by a corporation’s certificate of incorporation, stockholder approval, however, is not required in certain cases, such as where either:

•	no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into common stock are to be issued or delivered in the merger; or

•

the authorized and unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered in the merger, plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered in the merger, do not exceed 20% of the shares of common stock of the corporation outstanding immediately prior to the effective date of the merger.

A sale of all or substantially all of a Delaware corporation’s assets or a voluntary dissolution of a Delaware corporation requires the vote of a majority of the board of directors and a majority of the corporation’s outstanding shares entitled to vote on the matter unless the company’s certificate of incorporation requires a greater percentage. Dow’s certificate of incorporation does not require a greater percentage, except as described below.

Delaware corporate law generally defines an interested stockholder as a person, other than the corporation and any direct or indirect majority owned subsidiary of the corporation:

•	who is the direct or indirect owner of 15% or more of the outstanding voting stock of the corporation; or

•

is an affiliate or associate of the corporation and was the direct or indirect owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date it asked for determination of its status as an interested stockholder; and

•	the affiliates and associates of that person.

Delaware corporate law prohibits an interested stockholder from engaging in a business combination with the corporation for three years following the time of becoming an interested stockholder. This three-year waiting period does not apply when:

•

prior to the time of becoming an interested stockholder, the board of directors approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

as a result of becoming an interested stockholder, the stockholder owned, excluding shares owned by directors who are also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, at least 85% of the outstanding voting stock of the corporation at the time the transaction began; or

•

at or after the time of becoming an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by a vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

These restrictions also do not apply in other circumstances, which are set forth in Section 203 of the Delaware General Corporation Law, including business combinations with an interested stockholder that are proposed after a public announcement of and prior to the consummation or abandonment of:

•	certain mergers or consolidations specified in Section 203 of the Delaware General Corporation Law;

•	sales of 50% or more of the aggregate market value of a corporation’s assets or outstanding voting stock; or

•	tender offers or exchange offers for 50% or more of a corporation’s voting stock.

Delaware corporate law allows a corporation to specify in its certificate of incorporation or bylaws that it will not be governed by the section relating to transactions with interested stockholders. Dow has not made that election in its certificate of incorporation or bylaws.

Dow’s certificate of incorporation provides that, in addition to the vote required pursuant to Delaware corporate law, the vote of stockholders owning at least 80% of the voting power of the shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to approve any of the following business combination transactions:

•	a merger or consolidation of Dow or a subsidiary of which Dow ultimately owns 50% or more of the capital stock with:

•	an interested stockholder; or

•	any other individual or entity that, after the merger or consolidation, would be an affiliate or associate of an interested stockholder;

•

a sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one or more transactions with or on behalf of an interested stockholder or an affiliate or associate of an interested stockholder, of any assets of Dow or any subsidiary of Dow constituting 5% or more of Dow’s total consolidated assets as of the end of the most recent quarter;

•

the issuance or transfer by Dow or any of its subsidiaries of any securities of Dow or its subsidiaries in one or more transactions to, or proposed by or on behalf of, an interested stockholder or an affiliate or associate of an interested stockholder in exchange for cash, securities or other property constituting not less than 5% of Dow’s consolidated total assets as of the end of the most recent quarter;

•

the adoption of a plan or proposal for liquidation or dissolution of Dow or any spin-off or split-up of any kind of Dow or any subsidiary of Dow that is proposed by or on behalf of an interested stockholder or an affiliate or associate of an interested stockholder; or

•

any reclassification of securities or recapitalization of Dow, or any merger or consolidation of Dow with a subsidiary of Dow or other transaction that has the direct or indirect effect of increasing the percentage of the outstanding shares of:

•	any class of equity securities of Dow or any subsidiary of Dow; or

•

any class of securities of Dow or any subsidiary convertible into equity securities of Dow or any subsidiary that are owned directly or indirectly by an interested stockholder and all of its affiliates and associates.

However, the vote of only a majority of the stockholders entitled to vote generally in the election of directors, voting together as a single class, is required to approve a business combination transaction that:

•	has been approved by a majority of continuing directors, even if they constitute less than a quorum; or

•	meets price and consideration conditions and procedures that are set forth in Dow’s certificate of incorporation.

A “continuing director” is:

•

any member of the board of directors who is not an interested stockholder involved in a business combination described above or an affiliate, associate, employee, agent or nominee of an interested stockholder or relative of any of the foregoing persons, and was a member of the board before the interested stockholder became an interested stockholder; or

•	a successor of a director described above who is recommended or elected to succeed a director described above by the vote of a majority of the directors then on the board.

Dow’s certificate of incorporation defines an interested stockholder as any person or entity other than Dow, any subsidiary of Dow, any employee benefit plan of Dow or a subsidiary of Dow or any trustee or fiduciary with respect to any employee benefit plan when acting in a fiduciary capacity, that:

•	is, or was at any time within the two-year period prior to the date in question, the direct or indirect beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of Dow;

•

is an affiliate of Dow and, at any time within the two-year period immediately prior to the date in question, was the direct or indirect beneficial owner of 10% or more of the voting power of the outstanding voting stock of Dow; or

•

is an assignee of, or has otherwise succeeded to, any shares of voting stock of Dow of which an interested stockholder was the direct or indirect beneficial owner, at any time within the two-year period immediately prior to the date in question, if the assignment or succession occurred in the course of a transaction or series of transactions not involving a public offering under the Securities Act of 1933.

For purposes of determining whether a person is an interested stockholder, the outstanding voting stock of Dow includes unissued shares of voting stock of Dow beneficially owned by the interested stockholder but not other shares of voting stock of Dow that may be issuable pursuant to an agreement, arrangement or understanding or upon the exercise of conversion rights, warrants or options, or otherwise, to any person who is not an interested stockholder.

DESCRIPTION OF DEPOSITARY SHARES

The following summarizes briefly the material provisions of the deposit agreement and the depositary shares and depositary receipts. You should read the particular terms of any depositary shares and any depositary receipts that are offered by us, and any deposit agreement relating to a particular series of preferred stock, which will be described in more detail in an applicable prospectus supplement. A copy of the form of deposit agreement, including the form of depositary receipt, is incorporated by reference as an exhibit in the registration statement of which this prospectus is a part.

General

We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. In the event we exercise this option, we will issue receipts for depositary shares, each of which will represent a fraction, to be described in an applicable prospectus supplement, of a share of a particular series of preferred stock as described below.

The shares of each series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us and having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled to all of the rights and preferences of the preferred stock in proportion to the applicable fraction of a share of preferred stock represented by the depositary share, including dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

Pending the preparation of definitive depositary receipts, the depositary may, upon our written order, execute and deliver temporary depositary receipts which are substantially identical to, and which entitle the holders to all the rights pertaining to, the definitive depositary receipts. Depositary receipts will be prepared thereafter without unreasonable delay, and temporary depositary receipts will be exchangeable for definitive depositary receipts at our expense.

Dividends and Other Distributions

The depositary will distribute all cash dividends and other cash distributions received in respect of the deposited preferred stock to the record holders of depositary shares relating to the preferred stock, in proportion to the numbers of the depositary shares owned by such holders.

In the event of a non-cash distribution, the depositary will distribute property it receives to the appropriate record holders of depositary shares. If the depositary determines that it is not feasible to make a distribution, it may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

Redemption of Stock

If a series of preferred stock represented by depositary shares is to be redeemed, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of each series of preferred stock held by the depositary. The depositary shares will be redeemed by the depositary at a price per depositary share equal to the applicable fraction of the redemption price per share payable in respect of the shares of preferred stock so redeemed. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem, as of the same date, the number of depositary shares representing shares of preferred stock redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the depositary by lot or pro rata or by any other equitable method as may be determined by the depositary.

Withdrawal of Stock

Any holder of depositary shares may, upon surrender of the depositary receipts at the corporate trust office of the depositary, unless the related depositary shares have previously been called for redemption, receive the number of whole shares of the related series of preferred stock and any money or other property represented by the depositary receipts. Holders of depositary shares making withdrawals will be entitled to receive whole shares of preferred stock on the basis described in an applicable prospectus supplement for such series of preferred stock, but holders of whole shares of preferred stock will not thereafter be entitled to deposit the preferred stock under the deposit agreement or to receive depositary receipts therefor. If the depositary shares surrendered by the holder in connection with a withdrawal exceed the number of depositary shares that represent the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

Voting Deposited Preferred Stock

Upon receipt of notice of any meeting at which the holders of any series of deposited preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares relating to such series of preferred stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the relevant series of preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by the holder’s depositary shares.

The depositary will attempt, insofar as practicable, to vote the amount of such series of preferred stock represented by the depositary shares in accordance with the instructions, and we will agree to take all reasonable actions that may be deemed necessary by the depositary to enable the depositary to do so. The depositary will refrain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holder of depositary shares representing the preferred stock.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of the depositary shares representing preferred stock of any series will not be effective unless the amendment has been approved by the holders of at least the amount of the depositary shares then outstanding representing the minimum amount of preferred stock of such series necessary to approve any amendment that would materially and adversely affect the rights of the holders of the preferred stock of such series. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, or any transferee of the holder, will be deemed, by continuing to hold the depositary receipt, or by reason of the acquisition thereof, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby. The deposit agreement may be terminated by us or the depository only after:

•	all outstanding depositary shares have been redeemed; or

•	a final distribution in respect of the preferred stock has been made to the holders of depositary shares in connection with any liquidation, dissolution or winding up of Dow.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay all charges of the depositary in connection with the initial deposit of the relevant series of preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and other charges or expenses as are expressly provided in the deposit agreement.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The depositary will forward all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the deposited preferred stock.

Neither we nor the depositary will be liable if we are or it is prevented or delayed by law or any circumstances beyond our or its control in performing any obligations under the deposit agreement. Our and its obligations under the deposit agreement will be limited to performance in good faith of our and its duties under the deposit agreement and neither we nor it will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or shares of preferred stock unless satisfactory indemnity is furnished. The depositary and we may rely upon written advice of counsel or accountants, or upon information provided by holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

DESCRIPTION OF DEBT SECURITIES

The following description of the debt securities summarizes the material terms and provisions of the debt securities to which a prospectus supplement may relate. Each time Dow offers debt securities, the prospectus supplement related to that offering will describe the terms of the debt securities Dow is offering.

The debt securities offered by this prospectus will be unsecured obligations of Dow and will be either senior or subordinated debt. The senior debt securities will be issued under an indenture, which we refer to as the senior indenture, between Dow and The Bank of New York Trust Company, N.A., as trustee. The subordinated debt securities will be issued under an indenture, which we refer to as the subordinated indenture, between Dow and The Bank of New York Trust Company, N.A., as trustee. We refer to the senior indenture and the subordinated indenture collectively as the indentures. The following summary of the debt securities and the indentures does not purport to be complete and is subject to the provisions of the indentures, including the defined terms. Whenever we refer to particular defined terms of the indentures, those defined terms are incorporated by reference in this prospectus and prospectus supplement. For additional information, you should review the forms of indentures that are filed as an exhibit to the registration statement of which this prospectus forms a part.

General

Dow may issue debt securities from time to time in one or more series without limitation as to aggregate principal amount. The indentures do not limit the amount of other indebtedness or securities that Dow may issue.

The debt securities will be unsecured obligations. The senior debt securities will rank equally with all of Dow’s other unsecured and unsubordinated indebtedness. The subordinated debt securities will rank equally with all of Dow’s other unsecured and subordinated indebtedness, except for a series of subordinated debt securities that is by its terms junior to such subordinated debt securities.

The prospectus supplement will describe the following terms of the debt securities Dow is offering:

•	the title of the debt securities or the series in which the debt securities will be included;

•	whether such debt securities will be senior debt securities or subordinated debt securities;

•	any limit on the aggregate principal amount of the debt securities of that series;

•	the price or prices at which the debt securities will be issued;

•	if other than the principal amount, the portion of the principal amount of the debt securities payable if the maturity is accelerated;

•	the date or dates on which the principal amount of the debt securities is payable;

•

the interest rate or rates, or the formula by which the interest rate or rates will be determined, if any, the date from which any interest will accrue and the circumstances, if any, in which the Company may defer interest payments;

•

the interest payment dates on which any interest will be payable, the regular record date for any interest payable on any debt securities that are registered securities on any interest payment date, and the extent to which, or the manner in which, any interest payable on a global security on an interest payment date will be paid if different from the manner described below under “—Global Securities”;

•	any mandatory or optional sinking fund or analogous provisions;

•

each office or agency where the principal of and any premium and interest on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

•

the date, if any, after which and the price or prices at which the debt securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any optional or mandatory redemption provisions;

•	the denominations in which Dow may issue any debt securities which are registered securities, if other than denominations of $1,000 and any integral multiple thereof;

•	if other than U.S. dollars, the currency or currencies of payment of principal of and any premium and interest on the debt securities;

•

if the amount of any payment may be determined with reference to an index or formula based on securities, commodities, intangibles, articles or goods, or any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance, the manner in which the amount will be determined;

•	any additional covenants applicable to the debt securities; and

•	any other terms and provisions of the debt securities not inconsistent with the terms and provisions of the indenture.

The terms on which debt securities may be convertible into or exchangeable for common stock or other securities of Dow or a third party will be set forth in the prospectus supplement relating to such offering. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of Dow. The terms may include provisions pursuant to which the number of shares of common stock or other securities to be received by the holders of such debt securities may be adjusted.

The prospectus supplement also will describe any special provisions for the payment of additional amounts with respect to the debt securities.

If the purchase price of any of the debt securities is denominated in one or more foreign currencies or if the principal of, or any premium and interest on, any series of debt securities is payable in one or more foreign currencies, the restrictions, elections, general tax considerations, specific terms and other information with respect to such debt securities and such foreign currency or currency units will be set forth in the related prospectus supplement.

Some of the debt securities may be issued as original issue discount securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their principal amount. The prospectus supplement will describe the federal income tax considerations and other special considerations which apply to any original issue discount securities.

Dow may, without notice to or consent of the holders or beneficial owners of a series of debt securities, issue additional debt securities having the same ranking, interest rate, maturity and other terms as the debt securities initially issued. Any such debt securities could be considered part of the same series of debt securities as the debt securities initially issued.

Denominations, Registration and Transfer

The debt securities may be issued as registered securities. Debt securities may be issued in the form of one or more global securities, as described below under the section of this prospectus captioned “Global Securities.” Unless otherwise provided in the prospectus supplement, registered securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof. A global security will be issued in a denomination equal to the aggregate principal amount of outstanding debt securities represented by that global security. The prospectus supplement relating to debt securities denominated in a foreign or composite currency will specify the denominations in which the debt securities will be issued.

Registered securities of any series may be exchanged for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations.

Debt securities may be presented for exchange as described in the previous paragraph, and registered securities, other than a global security, may be presented for registration of transfer, with the form of transfer duly executed, at the office of the security registrar designated by Dow or at the office of any transfer agent designated by Dow for that purpose, without service charge and upon payment of any taxes and other governmental charges as described in the indenture. The transfer or exchange will be effected when the security registrar or the transfer agent is satisfied with the documents of title and identity of the person making the request. Dow has initially appointed the trustee as the security registrar under the indenture. If a prospectus supplement refers to any transfer agent initially designated by Dow with respect to any series of debt securities, Dow may at any time cancel the designation of the transfer agent or approve a change in the location through which the transfer agent acts, except that Dow will be required to maintain a transfer agent in each place of payment for the series.

Dow may at any time designate additional transfer agents with respect to any series of debt securities.

In the event of any redemption in part, Dow will not be required to:

•

issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the date of the mailing of a notice of redemption of debt securities of that series selected to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or

•

register the transfer of or exchange any registered security or portion of any registered security called for redemption, except the unredeemed portion of any registered security being redeemed in part.

Payments and Paying Agents

Unless otherwise indicated in the prospectus supplement, Dow will pay the principal of and any premium and interest on registered securities other than a global security at the office of one or more paying agents designated by Dow. At Dow’s option, however, Dow may pay any interest by check mailed to the address of the payee entitled to the interest at the address which appears in the security register. Unless otherwise indicated in the prospectus supplement, payment of any installment of interest on registered securities will be made to the person in whose name the registered security is registered at the close of business on the record date for the applicable interest payment.

Unless otherwise indicated in the prospectus supplement, the principal office of the trustee in New York City will be Dow’s sole paying agent for payments with respect to debt securities which may be issued only as registered securities. Any paying agent outside the United States and any other paying agent in the United States initially designated by Dow for the debt securities will be named in the prospectus supplement. Dow may at any time designate additional paying agents, or cancel the designation of any paying agent or approve a change in the office through which any paying agent acts, except that Dow will be required to maintain a paying agent in each place of payment for the series.

All amounts paid by Dow to a paying agent for the payment of principal of and any premium and interest on any debt security that remain unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to Dow and after the repayment the holder of the debt security or any coupon related to the debt security may look only to Dow for the payment of principal of and any premium and interest on the debt security.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities may be issued in registered form and in either temporary or permanent form. Unless and until it is exchanged for debt securities in definitive form, a temporary global security in registered form may not be transferred except as a whole by:

•	the depositary for the global security to a nominee of the depositary;

•	a nominee of the depositary for the global security to the depositary or another nominee of the depositary; or

•	the depositary for the global security or the nominee to a successor of the depositary or a nominee of the successor.

Unless otherwise indicated in the prospectus supplement, registered debt securities issued in global form will be represented by one or more global securities deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as DTC, or another depositary appointed by Dow, and registered in the name of the depositary or its nominee. The debt securities will not be issued in definitive form unless otherwise provided in the prospectus supplement.

DTC will act as securities depositary for the securities. The debt securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee). One fully registered global security will be issued with respect to each $500 million of principal amount and one or more additional certificates will be issued with respect to any remaining principal amount of debt securities.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other similar organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security is in turn to be recorded on the direct and indirect participants’ records. These beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive a written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

Neither DTC nor Cede & Co. will consent or vote with respect to debt securities. Under its usual procedures, DTC mails an omnibus proxy to Dow as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments, if any, on the debt securities will be made to Cede & Co., as nominee of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from Dow or the trustee, on the applicable payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of that participant and not of DTC, the trustee or Dow, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is Dow’s responsibility or the trustee’s, disbursement of payments to direct participants shall be the responsibility of DTC, and disbursement of payments to beneficial owners is the responsibility of direct and indirect participants.

A beneficial owner must give notice to elect to have its debt securities purchased or tendered, through its participant, to a tender agent, and shall effect delivery of debt securities by causing the direct participants to transfer the participant’s interest in the debt securities, on DTC’s records, to a tender agent. The requirement for physical delivery of debt securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the debt securities are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered debt securities to the tender agent’s account.

DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to Dow or the trustee. Under these circumstances, in the event Dow does not appoint a successor securities depository, debt security certificates will be printed and delivered.

Dow may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, debt security certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that Dow believes to be reliable, but Dow takes no responsibility for their accuracy.

Certain Covenants Applicable to Senior Debt Securities

Limitations on Liens

The senior indenture provides that, subject to the exceptions described below and those set forth under “Exempted Indebtedness,” Dow may not, and may not permit any restricted subsidiary to, create or permit to exist any lien on any principal property, additions to principal property or shares of capital stock of any restricted subsidiary without equally and ratably securing the debt securities. This restriction will not apply to permitted liens, including:

•	liens on principal property existing at the time of its acquisition or to secure the payment of all or part of the purchase price;

•	liens existing on the date of the indenture;

•	liens on property or shares of capital stock, or arising out of any indebtedness of any corporation existing at the time the corporation becomes or is merged into Dow or a restricted subsidiary;

•	liens which secure debt owing to Dow or a subsidiary by a restricted subsidiary;

•

liens in connection with the issuance of tax-exempt industrial development or pollution control bonds or other similar bonds issued pursuant to Section 103(b) of the Internal Revenue Code to finance all or any part of the purchase price of or the cost of construction, equipping or improving property; provided that those liens are limited to the property acquired or constructed or the improvement and to substantially unimproved real property on which the construction or improvement is located; provided further, that Dow and its restricted subsidiaries may further secure all or any part of such purchase price or the cost of construction of any improvements and personal property by an interest on additional property of Dow and restricted subsidiaries only to the extent necessary for the construction, maintenance and operation of, and access to, the property so acquired or constructed or the improvement;

•	liens arising from assignments of money due under contracts with the United States or any State, or any department, agency or political subdivision of the United States or any State;

•

liens in favor of any customer arising in respect of payments made by or on behalf of a customer for goods produced for or services rendered to customers in the ordinary course of business not exceeding the amount of those payments;

•	any extension, renewal or replacement of any lien referred to in any of the previous clauses; and

•

statutory liens, liens for taxes or assessments or governmental charges or levies not yet due or delinquent or which can be paid without penalty or are being contested in good faith, landlord’s liens on leased property, easements and liens of a similar nature as those described above.

Limitation on Sale and Lease-Back Transactions

The senior indenture provides that, subject to the exceptions set forth below under the section of this prospectus captioned “Exempted Indebtedness,” sale and lease-back transactions by Dow or any restricted subsidiary of any principal property are prohibited (except for temporary leases for a term, including any renewal thereof, of not more than three years and except for leases between Dow and a subsidiary or between subsidiaries) unless the net proceeds of the sale and leaseback transaction are at least equal to the fair value of the property.

Exempted Indebtedness

Dow or any restricted subsidiary may create or assume liens or enter into sale and lease-back transactions not otherwise permitted under the limitations on liens and sale and lease-back transactions described above, so long as at that time and after giving effect to the lien or sale and lease-back transaction, the sum of:

(1) the aggregate outstanding indebtedness of Dow and its consolidated subsidiaries incurred after the date of the indenture and secured by the liens relating to principal property; plus

(2) the aggregate discounted value of the obligations for rental payments in respect to the sale and lease-back transactions relating to principal property;

does not exceed 10% of consolidated net tangible assets.

There are no covenants or provisions contained in the indenture which protect holders of debt securities in the event of a highly leveraged transaction.

Certain Definitions

The following are the meanings of terms that are important in understanding the covenants previously described:

“Consolidated net tangible assets” means the total assets of Dow and its consolidated subsidiaries as shown on or reflected in its balance sheet, less:

•

all current liabilities, excluding current liabilities that could be classified as long-term debt under generally accepted accounting principles and current liabilities that are by their terms extendible or renewable at the obligor’s option to a time more than 12 months after the time as of which the amount of current liabilities is being computed;

•	advances to entities accounted for on the equity method of accounting; and

•	intangible assets.

“Intangible assets” means the aggregate value, net of any applicable reserves, as shown on or reflected in Dow’s balance sheet, of:

•	all trade names, trademarks, licenses, patents, copyrights and goodwill;

•	organizational and development costs;

•	deferred charges, other than prepaid items such as insurance, taxes, interest, commissions, rents and similar items and tangible assets being amortized; and

•	amortized debt discount and expense, less unamortized premium.

“Principal property” means any manufacturing facility having a gross book value in excess of 1% of consolidated net tangible assets that is owned by Dow or any restricted subsidiary and located within the United States, excluding its territories and possessions and Puerto Rico, other than any facility or portion of a facility which Dow’s board of directors reasonably determines is not material to the business conducted by Dow and its subsidiaries as a whole.

“Restricted subsidiary” means any subsidiary:

•	of which substantially all of the property of is located, and substantially all of the business is carried on, within the United States, excluding its territories and possessions and Puerto Rico; and

•

that owns or operates one or more principal properties; provided, however, restricted subsidiary shall not include a subsidiary that is primarily engaged in the business of a finance or insurance company, and branches of that finance or insurance company.

“Subsidiary” means each corporation of which more than 50% of the outstanding voting stock is owned, directly or indirectly, by Dow or one or more of its subsidiaries, or by Dow and one or more of its subsidiaries.

Subordination of Subordinated Debt Securities

Unless otherwise indicated in an applicable prospectus supplement, the following provisions will apply to the subordinated debt securities.

The subordinated debt securities will, to the extent described in the subordinated indenture, be subordinate in right of payment to the prior payment in full of all senior indebtedness (as defined below). Upon any payment or distribution of assets to creditors pursuant to any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of ours, the holders of senior indebtedness will be entitled to payment in full of any principal, premium, if any, and interest on such senior indebtedness, before the holders of the subordinated debt securities will be entitled to any payment in respect of any principal, premium, if any, or interest on the subordinated debt securities. Because of the subordination, our creditors may ratably recover less than the holders of senior indebtedness, and more than the holders of the subordinated debt securities, upon liquidation or insolvency.

If the maturity of any subordinated debt securities is accelerated, the holders at that time of all senior indebtedness then outstanding will first be entitled to receive payment in full of all amounts due thereon, before the holders of the subordinated debt securities will be entitled to receive any payment of any principal, premium, if any, and interest on the subordinated debt securities.

No principal, premium or interest payments may be made in respect of the subordinated debt securities if:

•	a default beyond any grace period in any payment of principal, interest or any other monetary amounts has occurred and is continuing regarding any senior indebtedness;

•	an event of default resulting in the acceleration of the maturity of any senior indebtedness has occurred and is continuing;

•	any judicial proceeding is pending regarding any such default; or

•	Dow dissolves, winds-up, liquidates or reorganizes, whether in bankruptcy, insolvency or otherwise.

For purposes of the subordination provisions of the subordinated indenture, the payment, issuance and delivery of cash, property or securities, other than stock and our specified subordinated securities, upon conversion of a subordinated debt security, is a principal payment in respect of the subordinated debt security.

The subordinated indenture does not limit or prohibit the incurrence of additional senior indebtedness, including indebtedness that is senior to the subordinated debt securities, but subordinate to our other obligations. The senior debt securities constitute senior indebtedness under the subordinated indenture.

The term “senior indebtedness” includes all amounts due on and obligations incurred in connection with any of the following, whether outstanding at the date the subordinated indenture is executed, or incurred or created after the subordinated indenture is executed, unless the instrument creating or evidencing the obligation provides that it is not senior in right of payment to the subordinated debt securities, or is equally senior with or junior to the subordinated debt securities:

•	our indebtedness, obligations and other liabilities, contingent or otherwise, incurred for money borrowed or evidenced by bonds, debentures, notes or similar instruments;

•

our reimbursement obligations and other liabilities, contingent or otherwise, regarding letters of credit, bankers’ acceptances issued for our account, interest rate protection agreements or currency exchange or purchase agreements;

•

obligations and liabilities, contingent or otherwise, in respect of leases by us as lessee that are accounted for as capitalized lease obligations on our balance sheet in accordance with generally accepted accounting principles;

•

all direct or indirect guarantees or similar agreements in respect of, and obligations or liabilities (contingent or otherwise) to purchase or otherwise acquire or assure a creditor against our loss in respect of, indebtedness, obligations or liabilities of another person described in any of the three immediately preceding provisions;

•

any indebtedness described in any of the four immediately preceding provisions and that is secured by any mortgage, pledge, lien or other encumbrance existing on property owned or held by us, regardless of whether the indebtedness secured thereby has been assumed by us; and

•

any deferrals, renewals, extensions and refunds of, or amendments, modifications or supplements to, any indebtedness, obligation or liability described in any of the five immediately preceding provisions.

“Senior indebtedness” will not include trade accounts payable, accrued liabilities arising in the ordinary course of business or indebtedness to our subsidiaries.

The applicable prospectus supplement may further describe the provisions, if any, applicable to the subordination of the subordinated debt securities of a particular series.

Consolidation, Merger and Sale of Assets

Dow may not merge or consolidate or sell or convey all or substantially all of its assets unless:

•	the successor corporation is Dow or is a domestic corporation that assumes Dow’s obligations on the debt securities and under the indenture; and

•	after giving effect to the transaction, Dow or the successor corporation would not be in default under the indenture.

Events of Default

With respect to any series of debt securities, any one of the following events will constitute an event of default under the indenture:

(1) default by Dow for 30 days in the payment of any installment of interest on the debt securities of that series;

(2) default by Dow in the payment of any principal on the debt securities of that series;

(3) default by Dow in the payment of any sinking fund installment;

(4) default by Dow in the performance, or breach by Dow, of any of the covenants or warranties contained in the indenture for the benefit of the debt securities of that series which is not remedied within a period of 90 days after receipt of written notice by Dow from the trustee or the holders of not less than 25% in principal amount of the debt securities of that series then outstanding;

(5) Dow commences bankruptcy or insolvency proceedings or consents to any bankruptcy relief sought against it;

(6) Dow becomes involved in involuntary bankruptcy or insolvency proceedings and an order for relief is entered against it, if that order remains in effect for more than 60 consecutive days; or

(7) any other event of default established in accordance with a supplemental indenture or board resolution with respect to any series of debt securities.

No event of default described in clauses (1), (2), (3), (4) or (7) above with respect to a particular series of debt securities necessarily constitutes an event of default with respect to any other series of debt securities.

The indenture provides that if an event of default under clauses (1), (2), (3), (4) or (7) above (but only if the event of default under clauses (4) or (7) is with respect to less than all series of debt securities then outstanding) shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the then-outstanding debt securities of the series affected by the event of default, each affected series treated as a separate class, may declare the principal of all the debt securities of each affected series, together with accrued interest, to be due and payable immediately. If an event of default under clauses (4) or (7) above (but only if the event of default under clauses (4) or (7) is with respect to all of the series of debt securities then outstanding) shall have occurred and be continuing, either the trustee or the holders of not less than 25% in the aggregate principal amount of all the debt securities then outstanding, treated as one class, may declare the principal of all the debt securities, together with accrued interest, to be due and payable immediately. If an event of default under clauses (5) or (6) above shall have occurred, the principal of all the debt securities, together with accrued interest, will become due and payable immediately without any declaration or other act by the trustee or any holder. If prior to any judgment or decree for the payment of money due being entered or obtained, Dow delivers to the trustee an amount of money sufficient to pay all interest then due and the principal of any securities that have matured (other than through acceleration) and the trustee’s expenses and Dow has cured any defaults under the indenture, then such declaration (including a declaration caused by a default in the payment of principal or interest, the payment for which has subsequently been provided) may be rescinded and annulled by the holders of a majority in principal amount of the debt securities of the series then outstanding, each such series treated as a separate class, or all debt securities treated as one class, as the case may be, as were entitled to declare such default. In addition, past defaults may be waived by the holders of a majority in principal amount of the debt securities of the series then outstanding, each series treated as a separate class, or all debt securities treated as one class, as the case may be, as were entitled to declare such default, except a default in the payment of the principal of or interest on the debt securities or in respect of a covenant or provision of the indenture that cannot be modified or amended without the approval of the holder of each debt security so affected.

Notwithstanding the foregoing, at Dow’s election, the sole remedy for an event of default specified in clause (4) above relating to the failure by Dow to comply with the covenant in the indenture requiring Dow to file with the trustee copies of the reports and other information it files with the SEC (“Dow’s SEC filing obligations”) and for any failure by Dow to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act of 1939, as amended (the “TIA”), which similarly requires Dow to file with the trustee copies of the reports and other information it files with the SEC, shall for the first 270 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the debt securities of such series at an annual rate equal to 0.25% of the principal amount of the debt securities. This additional interest will accrue on the debt securities from and including the date on which an event of default relating to a failure to comply with Dow’s SEC filing obligations or the failure to comply with the requirements of Section 314(a)(1) of the TIA first occurs to but not including the 270th day thereafter (or such earlier date on which the event of default shall have been cured or waived). On such 270th day (or earlier, if such event of default is cured or waived prior to such 270th day), such additional interest will cease to accrue and, if such event of default has not been cured or waived prior to such 270th day, then either the trustee or the holders of not less than 25% in the aggregate principal amount of the debt securities of such series then outstanding may declare the principal of all the debt securities of such series, together with accrued interest, to be due and payable immediately. This provision shall not affect the rights of holders in the event of the occurrence of any other event of default.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of debt securities before exercising any right or power under the indenture at the request of the holders of the debt securities. The indenture also provides that the holders of a majority in principal amount of the outstanding debt securities of all series affected, each series treated as a separate class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of such series.

The indenture requires Dow to file annually with the trustee a certificate as to the absence of any default or specifying any default that exists.

Satisfaction and Discharge of Indenture

The indenture with respect to any series, except for the surviving obligations, including Dow’s obligation to compensate the trustee and to pay the principal of and interest on the debt securities of that series, will be discharged and canceled upon the satisfaction of specified conditions, including:

•	payment of all the debt securities of that series; or

•

the deposit with the trustee of cash or U.S. government obligations or a combination of cash and U.S. government obligations sufficient for the payment or redemption in accordance with the indenture and the terms of the debt securities of that series.

Modification and Waiver

Dow and the trustee may modify and amend the indenture with the consent of the holders of more than 50% of the principal amount of the outstanding debt securities of each series which is affected. No supplemental indenture may, without the consent of the holders of all outstanding debt securities:

•	extend the final maturity of, reduce the rate or extend the time of payment of interest on, reduce the principal amount of, or reduce any amount payable on any redemption of, any debt securities; or

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for any supplemental indenture.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of laws principles thereof.

Information About the Trustee

The trustee’s corporate trust office is located at 2 North LaSalle Street, Suite 1020, Chicago, Illinois 60602. The trustee’s principal corporate trust office in New York City is located at 101 Barclay Street, New York, New York 10286.

DESCRIPTION OF WARRANTS

We may issue warrants, including warrants to purchase debt securities, as well as other types of warrants to purchase securities. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. The warrants are to be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent. You should read the particular terms of the warrants, which will be described in more detail in the applicable prospectus supplement. The applicable prospectus supplement will also state whether any of the general provisions summarized below do not apply to the warrants being offered.

Debt Warrants

The applicable prospectus supplement will describe the terms of debt warrants offered thereby, the warrant agreement relating to the debt warrants and the certificates representing the debt warrants, including the following:

•	the title of the debt warrants;

•	the aggregate number of debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the currency or currencies, including composite currencies or currency units, in which the price of the debt warrants may be payable;

•

the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each debt security;

•

the currency or currencies, including composite currencies or currency units, in which any principal, premium, if any, or interest on the debt securities purchasable upon exercise of the debt warrants will be payable;

•	the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

•

the principal amount of debt securities purchasable upon exercise of each debt warrant, and the price at which and the currency or currencies, including composite currencies or currency units, in which the principal amount of debt securities may be purchased upon exercise;

•	the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of the debt warrants which may be exercised at any time;

•	a discussion of any material United States federal income tax considerations; and

•	any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

Certificates representing debt warrants will be exchangeable for new certificates representing debt warrants of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities issuable upon exercise and will not be entitled to payment of principal of or any premium or interest on the debt securities issuable upon exercise.

Other Warrants

The applicable prospectus supplement will describe the following terms of any other warrants that we may issue:

•	the title of the warrants;

•	the securities (which may include common stock, preferred stock or depositary shares) for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies, including composite currencies or currency units, in which the price of the warrants may be payable;

•

if applicable, the designation and terms of the common stock, preferred stock or depositary shares with which the warrants are issued, and the number of the warrants issued with each share of common stock or preferred stock or each depositary share;

•	if applicable, the date on and after which the warrants and the related common stock, preferred stock or depositary shares will be separately transferable;

•	if applicable, a discussion of any material United States federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants

Each warrant will entitle the holder to purchase for cash the principal amount of debt securities or the number of shares of common stock or preferred stock or depositary shares at the exercise price as will in each case be described in, or can be determined from, the applicable prospectus supplement relating to the offered warrants. Warrants may be exercised at any time up to the close of business on the expiration date described in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as described in the applicable prospectus supplement. Upon receipt of payment and the certificate representing the warrant properly completed and duly executed at the corporate trust office of the warrant agent or any other offices indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the securities issuable upon exercise. If less than all of the warrants represented by the certificate are exercised, a new certificate will be issued for the remaining warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

Dow may issue stock purchase contracts that obligate you to purchase from Dow, and obligate Dow to sell to you, a specified or varying number of shares of common stock at a future date or dates. Alternatively, the stock purchase contracts may obligate Dow to purchase from you, and obligate you to sell to Dow, a specified or varying number of shares of common stock or preferred stock at a future date or dates. The price per share of common stock or preferred stock may be fixed at the time the stock purchase contracts are entered into or may be determined by reference to a specific formula set forth in the stock purchase contracts. Any stock purchase contract may include anti-dilution provisions to adjust the number of shares to be delivered pursuant to the stock purchase contract upon the occurrence of specified events.

The stock purchase contracts may be entered into separately or as a part of stock purchase units consisting of a stock purchase contract and, as security for your obligations to purchase or sell the shares of common stock or preferred stock, as the case may be, under the stock purchase contracts, either:

•	common stock;

•	preferred stock;

•	debt securities; or

•	debt obligations of third parties, including U.S. Treasury securities.

The stock purchase contracts may require Dow to make periodic payments to you or vice versa, and these payments may be unsecured or prefunded and may be paid on a current or deferred basis. The stock purchase contracts may require you to secure your obligations in a specified manner, and, in some circumstances, Dow may deliver newly issued prepaid stock purchase contracts upon release to you of any collateral securing your obligations under the original stock purchase contract.

The applicable prospectus supplement will describe the specific terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid stock purchase contracts. However, that description will not purport to be complete and will be qualified in its entirety by reference to:

•	the stock purchase contracts;

•	the collateral arrangements and depositary arrangements, if applicable, relating to the stock purchase contracts or stock purchase units; and

•	if applicable, the prepaid stock purchase contracts and the document pursuant to which the prepaid stock purchase contracts will be issued.

PLAN OF DISTRIBUTION

Dow may sell the securities:

•	directly to purchasers, or

•	through agents, underwriters or dealers, or

•	through a combination of any of these methods of sale.

Dow may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

Dow may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. Dow will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters’ obligations in the related supplement to this prospectus.

Dow may designate agents to solicit offers to purchase the securities from time to time. These agents may be deemed to be underwriters, as defined in the Securities Act of 1933, involved in the offer or sale of the securities. The prospectus supplement will name the agents and any commissions Dow pays them. Agents may be entitled to indemnification by Dow against certain liabilities, including liabilities under the Securities Act of 1933, under agreements between Dow and the agents, and the agents or their affiliates may extend credit to or engage in transactions with or perform services for Dow in the ordinary course of business. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

If Dow uses any underwriters in the sale of any of the securities, Dow will enter into an underwriting agreement with them at the time of sale and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement that the underwriters use to make resales of the securities. The underwriters may be entitled under the relevant underwriting agreement to indemnification by Dow against certain liabilities, including liabilities under the Securities Act of 1933, and the underwriters or their affiliates may extend credit to or engage in transactions with or perform services for Dow in the ordinary course of business.

If Dow uses dealers in the sale of the securities, Dow will sell the securities to those dealers, as principal. The dealers may then resell the securities to the public at varying prices to be determined by them at the time of resale. Dealers may be entitled to indemnification by Dow against certain liabilities, including liabilities under the Securities Act of 1933, and the dealers or their affiliates may extend credit to or engage in transactions with or perform services for Dow in the ordinary course of business.

Shares of Dow common stock are principally traded on the New York Stock Exchange. Shares of Dow common stock also are listed on the Chicago, Pacific, Amsterdam, Berlin, Brussels, Dusseldorf, Frankfurt, Hamburg, Hannover, London, Paris, Switzerland and Tokyo exchanges and are traded on the Toronto, Boston, Cincinnati and Philadelphia Exchanges. Each series of securities will be a new issue and, other than the common stock, will have no established trading market. Dow may elect to list any series of securities on an exchange, and in the case of the common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, Dow will not be obligated to do so. Dow can give no assurance as to the liquidity of the trading market for any of the offered securities.

VALIDITY OF SECURITIES

In connection with particular offerings of the securities in the future, the validity of those securities, other than capital securities, will be passed upon for Dow by Kenneth D. Isley, Dow’s Assistant General Counsel— Corporate and Financial Law or another of Dow’s lawyers named in the applicable prospectus supplement. Unless other indicated in the applicable prospectus supplement, Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois, will act as legal counsel to the underwriters, agents or dealers. Mayer, Brown, Rowe & Maw LLP has from time to time acted as counsel for Dow and its subsidiaries and may do so in the future.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph referring to changes in the Company’s method of accounting for defined benefit pension and other postretirement plans to conform to Statement of Financial Accounting Standards No. 158, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Dow files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy that information at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information relating to the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, including Dow, that file electronically with the SEC. The address of that site is http://www.sec.gov.

You can also inspect reports, proxy statements and other information about Dow at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows Dow to “incorporate by reference” information into this prospectus. This means that Dow can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus incorporates by reference Dow’s Annual Report on Form 10-K for the year ended December 31, 2006.

Dow also incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until Dow has sold all of the securities to which this prospectus relates or the offering is otherwise terminated. Dow’s subsequent filings with the SEC will automatically update and supersede information in this prospectus.

You may obtain a copy of any of the documents incorporated by reference in this registration statement at no cost by writing to or telephoning Dow at the following address and telephone number:

Office of the Corporate Secretary

The Dow Chemical Company

2030 Dow Center

Midland, Michigan 48674

Telephone: 989-636-1792

Dow has not authorized anyone to give any information or make any representation about Dow that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. This prospectus is an offer to sell or buy only the securities described in this document, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

130,434,783 Shares

The Dow Chemical Company

Common Stock

PROSPECTUS SUPPLEMENT

May 6, 2009

Joint Book-Running Managers

Morgan Stanley

Citi

Merrill Lynch & Co.

HSBC

Co-Managers

ABN AMRO Incorporated

Deutsche Bank Securities

Mitsubishi UFJ Securities

Mizuho Securities USA Inc.

Santander Investment

Scotia Capital

BNY Mellon Capital Markets, LLC